Exhibit 99.1

EXECUTION VERSION

PURCHASE AGREEMENT

BY AND AMONG

DIGITAL REALTY TRUST, INC.,

DN 39J 7A B.V.,

AND

INTERXION HOLDING N.V.

DATED AS OF OCTOBER 29, 2019

i

Annex I – Offer Conditions

Exhibit A – Form of Asset Sale Agreement

Exhibit B – Form of Legal Merger Proposal

Exhibit C – Form of Post-Merger Share Sale Agreement

Exhibit D – Form of Legal Demerger Proposal

Exhibit E – Form of Post-Demerger Share Sale Agreement

Schedule 2.04(a)(vi) – Amended Articles of Association of the Company after Delisting and Conversion

Schedule 3.15(o) – Additional Property Representations and Warranties

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of October 29, 2019, by and among Digital Realty Trust, Inc., a Maryland corporation (“Parent”), DN 39J 7A B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the Laws of the Netherlands and an indirect subsidiary of Parent and Parent OP (“Buyer”), and InterXion Holding N.V., a Dutch public limited liability company (naamloze vennootschap) organized under the Laws of the Netherlands (the “Company”),

W I T N E S S E T H :

WHEREAS, Parent and Buyer desire that Buyer acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors (bestuur) of the Company (the “Company Board”) has (i) determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement and the Signing Transactions are in the best interests of the Company and its shareholders and other stakeholders, (ii) approved the terms and conditions of this Agreement and the Signing Transactions and the execution, delivery and performance of the Company’s obligations under this Agreement and (iii) resolved, on the terms and subject to the conditions set forth in this Agreement, to support the Offer, to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the resolutions set forth in Section 2.04(a);

WHEREAS, the board of directors of Parent (the “Parent Board”) and the board of directors of Buyer have determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement and the Transactions, including the Share Issuance, are in the best interests of Parent and Buyer, respectively, and have approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Share Issuance;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer shall commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any (subject to the Minimum Condition) and all of the outstanding ordinary shares, nominal value €0.10 per share, of the Company (each a “Share”, and collectively, the “Shares”, such definitions including fractional shares (onderaandelen), nominal value €0.02 per fractional share (onderaandeel), of the Company, provided that a fractional share (onderaandeel) will be treated for purposes of the definition of Share or Shares as one-fifth (1/5th) of an outstanding ordinary share, nominal value €0.10 per share, of the Company) in exchange for 0.7067 shares (the “Exchange Offer Ratio”) of Parent Common Stock per Share (the “Offer Consideration”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition of and inducement to Parent’s and Buyer’s willingness to enter into this Agreement, David Ruberg is executing and delivering a tender and support agreement in favor of Parent and Buyer (the “Tender and Support Agreement”) pursuant to which such shareholder, among other things, agrees to tender all Shares beneficially owned by him or his controlled Affiliates to Buyer in response to the Offer; and

WHEREAS, Parent, Buyer and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the United States Securities Act of 1933.

“1934 Act” means the United States Securities Exchange Act of 1934.

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 5.03(b)(i).

“Acceptance Time” shall have the meaning set forth in Section 2.01(b).

“Action” means any litigation, action, claim, suit, hearing, arbitration, mediation, interference, cancellation, opposition, reexamination or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority.

“Additional EGM” shall have the meaning set forth in Section 2.04(e).

“Additional Real Property” shall have the meaning set forth in Section 3.15(b).

“Adverse Recommendation Change” shall have the meaning set forth in Section 5.03(d).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreement” shall have the meaning set forth in Section 3.27.

“Agreement” shall have the meaning set forth in the Preamble.

“Aggregate Withholding Amount” shall have the meaning set forth in Section 2.13(f).

“Allotting Entity” means a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of the Netherlands by Buyer as a wholly owned Subsidiary of Buyer.

“Allotting Entity Sub” means a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of the Netherlands by Allotting Entity as a wholly owned Subsidiary of the Allotting Entity.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.03(d).

“Alternative Acquisition Proposal” means any inquiry, proposal, indication of interest, request for information or offer from any Person or group of Persons (or the shareholders of any Person or any of the respective Representatives of any of the foregoing) other than Buyer, Parent and their respective Subsidiaries (such Person or group (or such stockholders or any such Representatives), a “Company Third Party”) relating to, or that would reasonably be expected to lead to: (i) a transaction or series of transactions pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, beneficial ownership (as defined in Rule 13d-3 under the 1934 Act) of more than twenty percent (20%) of the outstanding Shares or other equity securities of the Company (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than twenty percent (20%) of the voting power of the Company, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving the Company or any of its Subsidiaries; (ii) any transaction or series of transactions pursuant to which any Company Third Party acquires or would acquire, directly or indirectly, control of assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company and any entity surviving any merger or combination including any Subsidiary of the Company) of the Company or its Subsidiaries representing more than twenty percent (20%) of the revenues, net income or assets (in each case, on a consolidated basis) of the Company and its Subsidiaries, taken as a whole; or (iii) any disposition of assets representing more than twenty percent (20%) of the revenues, net income or assets (in each case, on a consolidated basis) of the Company and its Subsidiaries, taken as a whole.

“Amended Articles of Association of the Company after Delisting and Conversion” means the draft of the amended articles of association of the Company as attached as Schedule 2.04(a)(vii).

“Annual Bonus Plan” shall have the meaning set forth in Section 6.04(g).

“Anti-Corruption Laws” means any Law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act 2010 and any applicable anti-corruption Law of any other jurisdiction.

“Anti-Takeover Measure” shall have the meaning set forth in Section 3.26.

“Anticipated Financing” means (i) any common or preferred equity financing in one or more public or private offerings (including any such equity financings pursuant to a forward Contract, option or other derivative financial instrument offering), (ii) one or more issuances of debt securities by Parent or its Affiliates, whether in a publicly registered or “Rule

144A/Regulation S” offering or (iii) amendments to Parent’s or its Affiliates’ existing credit facilities to increase available or add borrowers thereunder, in each case, to the extent Parent determines to seek any such financing in order to fund all or a portion of its cash needs in respect of the Transactions, including payment of any cash consideration, transaction expenses or the redemption, defeasance, repurchase and/or payoff of the Company’s or its Subsidiaries’ indebtedness on or after the Closing Date and provides written notice of such determination to the Company including a reasonably detailed description of such financing.

“Antitrust Investigation” shall have the meaning set forth in Section 7.01(c).

“Antitrust Laws” means the United States Sherman Antitrust Act of 1890, the United States Clayton Antitrust Act of 1914, the United States Federal Trade Commission Act of 1914, and any other applicable Laws relating to antitrust or competition regulation that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including such Laws of any jurisdiction other than the United States or the European Union (which, for the avoidance of doubt, does not include the jurisdiction of any of its individual member states).

“Articles” means the articles of association (statuten) of the Company as amended and in effect on the date of this Agreement.

“Asset Sale” shall have the meaning set forth in Section 2.04(a)(iv).

“Asset Sale Agreement” means the agreement between Buyer or one of its Affiliates and the Company substantially in the form set forth in Exhibit A attached hereto, with such changes as may be agreed by Buyer or its Affiliate party thereto and the Company.

“Asset Sale Documentation” means the Asset Sale Agreement together with all amendments thereto agreed in writing between the Parties.

“Asset Sale Resolutions” shall have the meaning set forth in Section 2.04(a)(iv).

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in Amsterdam, the Netherlands or New York, New York, United States are authorized or required by applicable Law to close.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Directors” shall have the meaning set forth in Section 2.05(a).

“Chosen Courts” shall have the meaning set forth in Section 9.07(a).

“Clean Team Agreement” shall have the meaning set forth in Section 5.02(b).

“Closing” shall have the meaning set forth in Section 2.01(b).

“Closing Date” shall have the meaning set forth in Section 2.01(b).

“Code” means the United States Internal Revenue Code of 1986.

“Company” shall have the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.03(d).

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2018 and the notes thereto set forth in the Form 20-F of the Company filed with the SEC on April 30, 2019.

“Company Board” shall have the meaning set forth in the Recitals.

“Company Disclosure Documents” shall have the meaning set forth in Section 3.10(a).

“Company Equity Awards” means the Company Options, Company Restricted Shares and Company Performance Shares.

“Company Equity Plans” means the Company’s 2011 International Stock Option and Incentive Master Award Plan, 2013 International Equity Based Incentive Plan, 2013 Amended International Equity Based Incentive Plan, 2017 Executive Director Long-Term Incentive Plan, and YourShare Plan.

“Company Financial Advisors” shall have the meaning set forth in Section 3.23.

“Company Intervening Event” means an event, development or change in circumstances occurring or arising after the date of this Agreement and prior to the Expiration Time that was not known to the Company Board as of the date of this Agreement and that has not arisen as a proximate result of any actions taken by the Company in breach of this Agreement, which causes the Company Board to determine in good faith (after consultation with its outside legal counsel and financial advisors) that failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under the Laws of the Netherlands; provided that in no event shall any Effect relating to or arising from any of the following constitute a Company Intervening Event: (a) the receipt, existence or terms of an Alternative Acquisition Proposal; (b) any change in the market price or trading volume of the Shares or Parent Common Stock or the fact that the Company or Parent meets or exceeds (or fails to meet or exceed) any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying causes of such change or fact shall not be excluded by this clause (b)); (c) general economic conditions (or changes in such conditions) in the United States, the Netherlands or any other country or region in the world in which the Company, Parent or their respective Subsidiaries conduct business, including any adverse development regarding the European Union, one or more of its member states (including one or more member states leaving or being forced to leave the European Union) and the Eurozone (including one or more member states leaving or being forced to leave the Eurozone), or conditions in the global economy in general; (d) changes in applicable Law (or the enforcement or interpretation thereof), changes in IFRS or other applicable accounting standards, and changes in stock exchange rules or listing standards (or the enforcement or interpretation thereof); or (e) the execution and delivery of this Agreement or the announcement or pendency of the Transactions (including by reason of the identity of Parent or Buyer), including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, Customers, suppliers, vendors, landlords or partners.

“Company Letter” means the letter, dated the date of this Agreement, regarding this Agreement that has been provided by the Company to Parent and Buyer concurrently with the execution of this Agreement.

“Company Material Adverse Effect” means any fact, change, event, development, occurrence or effect (each, an “Effect”) that, individually or in the aggregate with other Effects, (i) materially adversely affects the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or materially adversely affects the ability of the Company to consummate the Transactions; provided, that, no Effect relating to or arising from any of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect pursuant to subsection (i) of this definition: (A) general economic conditions (or changes in such conditions) in the United States, the Netherlands or any other country or region in the world in which the Company or its Subsidiaries conduct business, including any adverse development regarding the European Union, one or more of its member states (including one or more member states leaving or being forced to leave the European Union) and the Eurozone (including one or more member states leaving or being forced to leave the Eurozone), or conditions in the global economy in general; (B) changes in any financial, debt, credit, capital, banking or securities markets or conditions; (C) changes in interest, currency or exchange rates or in the price of any commodity, security or market index; (D) changes in applicable Law (or the enforcement or interpretation thereof), changes in IFRS or other applicable accounting standards, and changes in stock exchange rules or listing standards (or the enforcement or interpretation thereof); (E) changes in the industries in which the Company or its Subsidiaries operate; (F) any change in the market price, trading volume or ratings of any securities or indebtedness of the Company or any of its Subsidiaries, any change or prospective change of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to the Company or any of its Subsidiaries (it being understood that the underlying facts and circumstances giving rise to any such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Company Material Adverse Effect has occurred or will occur); (G) the continuation, occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war; (H) the execution and delivery of this Agreement or the announcement or pendency of the Transactions (including by reason of the identity of Parent or Buyer), including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, Customers, suppliers, vendors, landlords or partners, provided that the exception in this clause (H) shall not apply for purposes of the representations and warranties in Section 3.04 (or other representations and warranties dealing with noncontravention or the impact of the Transactions on contractual or legal obligations); (I) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity; (J) any Action brought or threatened by shareholders of the Company (whether on behalf of the Company or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Company Disclosure Documents; and (K) any action expressly required to be taken pursuant to this Agreement, any action not taken because it was prohibited under this Agreement or any action taken or not taken at the express written direction of Parent or Buyer; provided, further, that any Effect arising out of or attributable to matters described in subclauses (A), (B), (C), (D), (E), (G) and (I) will be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred to the extent that such Effect disproportionately and adversely affects the Company and its Subsidiaries, taken as a whole, as compared with other companies operating in the industries and markets in which the Company and its Subsidiaries operate.

“Company Option” means an option to acquire Shares granted by the Company pursuant to a Company Equity Plan.

“Company Organizational Documents” means the Articles and bylaws (reglementen), or equivalent organizational documents, of the Company and its Significant Subsidiaries as amended and in effect on the date of this Agreement.

“Company Performance Share” means a right to receive a Share upon satisfaction of continued employment and predetermined performance conditions during the applicable vesting period granted by the Company pursuant to a Company Equity Plan. “Company Performance Shares” shall not include Company Restricted Shares.

“Company Permits” shall have the meaning set forth in Section 3.13(b).

“Company Plan” means each written and material unwritten plan, policy, program or agreement (whether qualified or nonqualified, funded or unfunded, foreign or domestic) providing compensation or other benefits to any current or former Company Service Provider (or to any dependent or beneficiary thereof) that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any Liability, including all incentive, bonus, pension, profit sharing, retirement or supplemental retirement, deferred compensation, severance, vacation, paid time off, holiday, relocation, repatriation, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, employment, collective bargaining, cafeteria, dependent care, employee assistance program, education or tuition assistance programs, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, agreements or arrangements, in each case other than any such plan or agreement that (i) (A) is statutorily mandated or (B) is implemented, administered or operated by any Governmental Authority and (ii) with respect to which the Company or any of its Subsidiaries does not contribute more than the minimum amounts required by applicable Law.

“Company Plan List” shall have the meaning set forth in Section 3.18(b).

“Company Property Lease” shall have the meaning set forth in Section 3.15(e).

“Company Recommendation” shall have the meaning set forth in Section 3.02(b).

“Company Restricted Share” means a right to receive a Share upon satisfaction of a continued service condition during the applicable vesting period granted by the Company pursuant to a Company Equity Plan. For the avoidance of doubt, “Company Restricted Shares” shall not include Company Performance Shares.

“Company SEC Documents” shall have the meaning set forth in Section 3.07(a).

“Company Securities” shall have the meaning set forth in Section 3.05(c).

“Company Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of the Company or any of its Subsidiaries.

“Company Subsidiary Securities” shall have the meaning set forth in Section 3.06(b).

“Company Termination Compensation” means an amount in cash equal to $72,600,000.

“Company Third Party” shall have the meaning set forth in the definition of “Alternative Acquisition Proposal”.

“Company YourShare Award” means any Shares granted or issued under the Company’s YourShare Plan that are subject to a required holding period.

“Compulsory Acquisition” means the compulsory acquisition of Shares or shares in the share capital of the Allotting Entity, as applicable, from each Minority Shareholder in accordance with Section 2:92a or, if applicable, Section 2:201a of the DCC.

“Compulsory Acquisition Threshold” means the number of Shares owned by Parent, Buyer or any of their Affiliates representing at least ninety-five percent (95%) of the Company’s issued and outstanding capital (geplaatst en uitstaand kapitaal).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.02(b).

“Continuing Employee” shall have the meaning set forth in Section 6.04(b).

“Contract” means any note, bond, mortgage, loan, indenture, guarantee, lease, license, franchise, permit, agreement, understanding, covenant, arrangement, contract, commitment, letter of intent, purchase order, memorandum of understanding or other instrument or obligation, and any amendments thereto.

“Conversion” means the amendment of the articles of association of the Company substantially in accordance with the Amended Articles of Association of the Company after Delisting and Conversion.

“Customer” means any party to a Customer Contract other than the Company or any of its Subsidiaries.

“Customer Contract” means (i) any license, lease, sublease, option or pre-emption agreement or other Contract with any Person pursuant to which the Company or any of its Subsidiaries gives (or, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, or practical completion of the applicable Development Property, as applicable, will give) such Person a right (whether immediate or in the future) to use or occupy space or telecommunications equipment or to receive any services related thereto at the Real Property or the Additional Real Property or (ii) any master service agreement entered into by or otherwise binding upon (or that, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement or practical completion of the applicable Development Property, as applicable, will become binding upon) the Company or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, pursuant to which the Company or any of its Subsidiaries gives (or, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, or practical completion of the applicable Development Property, as applicable, will give) such Person a right to use or occupy space or telecommunications equipment or to receive any services related thereto at the Real Property or the Additional Real Property.

“Customer Contract Spreadsheet” shall have the meaning set forth in Section 3.22(a).

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek).

“DCGC” means the Dutch Corporate Governance Code as published on December 8, 2016.

“Development Property” shall have the meaning set forth in Section 3.15(n).

“Discharge Resolutions” shall have the meaning set forth in Section 2.04(a)(vi).

“Economic Sanctions/Trade Laws” means all applicable Laws relating to the importation of goods, export controls and Sanctions Targets, including prohibited or restricted international trade and financial transactions and lists maintained by the United States, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom targeting certain countries, territories, entities or Persons. Such applicable Laws include (i) any of the Trading With the Enemy Act, the International Emergency Economic Powers Act, or regulations of the U.S. Treasury Department Office of Foreign Assets Controls (“OFAC”), or any export control Law applicable to U.S.-origin goods, or any enabling legislation or executive order relating to any of the above, (ii) any U.S. sanctions related to or administered by the U.S. Department of State and (iii) any sanctions measures or embargos imposed by the United Nations Security Council, Her Majesty’s Treasury or the European Union.

“EGM” shall have the meaning set forth in Section 2.04(a).

“EGM Materials” shall have the meaning set forth in Section 2.04(b).

“End Date” shall have the meaning set forth in Section 8.01(b)(i).

“Enforceability Exceptions” means (i) all applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar applicable Laws of general applicability, now or hereafter in effect, affecting or relating to creditors’ rights and remedies generally and (ii) general principles of equity, whether considered in a proceeding at Law or in equity.

“Entity Classification Election” has the meaning set forth in Section 7.08(b).

“Environmental Laws” means all applicable Laws which: (i) regulate or relate to the protection or clean-up of the environment (including the generation, consumption or other use of energy, ambient air, surface water, groundwater, land, or plant or animal life or other natural resource), (ii) otherwise relate to the production, use, emission, storage, treatment, transportation, labeling, distribution, sales, recycling, disposal, discharge, release or other handling of any Hazardous Substances or (iii) relate to the health and safety of persons or property.

“Environmental Liabilities” means any Liability, damages, losses or obligations, whether accrued, contingent, absolute, determined, determinable or otherwise, arising out of or relating to: (i) non-compliance with or violation of any Environmental Law or any Company Permit, or Order; (ii) any Release, threatened Release, or exposure to any Hazardous Substance; or (iii) any environmental investigation, remediation, removal, clean-up or monitoring required under Environmental Laws (whether conducted by the Company, a Governmental Authority or other Third Party).

“Equity-Based Awards” shall have the meaning set forth in Section 3.05(c).

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414 of the Code.

“Exchange Agent” shall have the meaning set forth in Section 2.13(a).

“Exchange Agent Agreement” shall have the meaning set forth in Section 2.13(a).

“Exchange Fund” shall have the meaning set forth in Section 2.13(b).

“Exchange Offer Ratio” shall have the meaning set forth in the Recitals

“Excluded Transactions” means (i) the transactions contemplated by the Tender and Support Agreement and (ii) the transactions which require the approval of the Independent Directors pursuant to Section 2.05(f).

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Asset Sale Agreement, the Legal Merger Proposal, the Legal Demerger Proposal, the Post-Merger Share Sale Agreement, the Post-Demerger Share Sale Agreement, the Liquidation (if any), the Registration Statement, Schedule TO and Schedule 14D-9, the solicitation of stockholders, any filings with the SEC and all other matters related to the Transactions.

“Expiration Time” shall have the meaning set forth in Section 2.01(d).

“Financing” shall have the meaning set forth in Section 7.07(a).

“Financing Cooperation Breach” means the occurrence of any of the following: (i) the Company has failed to deliver the Financing Information required to be delivered pursuant to Section 7.07(a)(i); (ii) the Company has failed to deliver or cause to be delivered the comfort letters, consents and management representation letters required to be delivered pursuant to Section 7.07(a)(ii); (ii) the independent registered public accountants of the Company have withdrawn, or have advised Buyer, its Affiliates, its representatives or the Company that they intend to withdraw, any audit opinion with respect to any audited financial statements constituting Financing Information; (iii) the Company is required, or the independent registered public accountants of the Company have advised Buyer, its Affiliates, its representatives or the Company that the Company is required, to undertake a restatement of any audited financial statements constituting Financing Information (unless such restatement has been completed); or (iv) a material breach by the Company of Section 7.07(a)(v) or Section 7.07(a)(vi).

“Financing Information” shall have the meaning set forth in Section 7.07(a)(i).

“Financing Sources” means the entities that have committed, or will commit, directly or indirectly to provide or otherwise entered into agreements in connection with all or any part of the Anticipated Financing in connection with the Transactions and their respective Affiliates, including the parties to any indentures or credit agreements, and parties to any underwriting or purchase agreement, in each case together with any of their respective former, current or future general or limited partners, direct or indirect shareholders or equity holders, managers, members, directors, officers, employees, Affiliates, Representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, Representative or agent of the foregoing and their respective successors and assigns

“Fractional Share Cash Amount” shall have the meaning set forth in Section 2.14.

“GAAP” means generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

“Governance Resolutions” shall have the meaning set forth in Section 2.04(a)(viii).

“Government Official” means any: (i) officer, director or employee of a Governmental Authority (including any partially or wholly state-owned or controlled enterprise); (ii) holder of political office, political party official, or member of a royal family; (iii) officer, director or employee of a public international organization (including the World Bank, United Nations and the European Union); or (iv) Person acting for or on behalf of any such Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign or supranational government, any court, administrative, regulatory or other governmental agency, commission or authority, any non-governmental self-regulatory agency, commission or authority or any arbitral body.

“Guggenheim” shall have the meaning set forth in the Section 3.23.

“Hazardous Substance” means (i) any material, substance or waste (whether liquid, gaseous or solid) that (A) is listed, classified or regulated as a “contaminant”, “pollutant”, “hazardous waste” or “hazardous substance” (or other similar term) pursuant to any applicable Environmental Law or (B) is regulated under applicable Environmental Laws as a greenhouse gas or as being toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous; and (ii) any petroleum product or by-product, petroleum-derived substances, wastes or breakdown products, friable asbestos, lead-based paint or polychlorinated biphenyls.

“IFRS” means the international financial reporting standards issued by the IFRS Foundation, as adopted by the European Union.

“Indemnification Agreements” shall have the meaning set forth in Section 6.01(a).

“Indemnified Person” shall have the meaning set forth in Section 6.01(a).

“Independent Director” shall have the meaning set forth in Section 2.05(a).

“Infrastructure Agreement” means each infrastructure agreement, conduit lease (and associated easements), dark fiber lease (and associated easements), pathway agreement, utility agreement, heating, ventilation and air conditioning agreement, colocation agreement, concession agreement, services agreement, Services Order or other similar agreement primarily relating to the use of telecommunications equipment or telecommunications services by Customers, the Company or the Company’s Subsidiaries at any Real Property (or, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, any Additional Real Property) to which the Company or any of the Company’s Subsidiaries is a party (or, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, will be a party), and all amendments, modifications, extensions or supplements thereto; provided, however, that “Infrastructure Agreements” shall not include any Company Property Leases or Customer Contracts or any agreement involving aggregate payments by the Company or any Subsidiary of the Company of less than €5,000,000 per year.

“Initial Expiration Time” shall have the meaning set forth in Section 2.01(d).

“Intellectual Property Rights” means all rights with respect to any and all of the following, as they exist anywhere in the world: (i) all issued patents and pending patent applications, including all reissues, re-examinations, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”), (ii) copyrights, copyright registrations and applications therefor and all copyrightable works (including in software, databases and other compilations of information), and applications and registrations for the foregoing, (iii) trademarks, service marks, logos, trade dress and trade names, and all other indicia of origin, and applications and registrations for the foregoing, in each case, together with all goodwill associated therewith, (iv) rights in trade secrets, inventions and improvements that are not subject to Patents, and other proprietary or confidential information (“Trade Secrets”), (v) rights in internet domain names, IP addresses and social media identifiers and (vi) all other intellectual property rights of any kind or nature.

“IT Assets” shall have the meaning set forth in Section 3.16(f).

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed in Section 1.01(a) of the Company Letter and (ii) with respect to Parent, the actual knowledge of the individuals listed in Section 1.01(a) of the Parent Letter.

“Landlord” means each landlord or other applicable counterparty under a Company Property Lease.

“Law” means any applicable and binding federal, state, local, municipal, foreign, supranational or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion, guidance or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of the NYSE) and any Orders.

“Leased Real Property” means all real property in which the Company or any of its Subsidiaries has any interest as lessee, sublessee or licensee.

“Legal Demerger” shall mean the legal demerger (juridische splitsing) as referred to in the Legal Demerger Proposal.

“Legal Demerger Proposal” means the proposal for a Dutch legal demerger (juridische splitsing) as a result of which SplitCo acquires the Company’s assets by universal succession of title subject to the provisions in the legal demerger proposal, together with the explanation to such proposal, substantially in the form set forth in Exhibit D attached hereto, with such changes as may be agreed by Buyer or its Affiliate party thereto and the Company.

“Legal Demerger Resolutions” shall have the meaning set forth in Section 2.04(a)(iii).

“Legal Merger” shall have the meaning set forth in Section 2.04(a)(ii).

“Legal Merger Proposal” means the proposal for a Dutch triangular legal merger (juridische driehoeksfusie) between the Allotting Entity, the Allotting Entity Sub and the Company, together with the explanation to such proposal, substantially in the form set forth in Exhibit B attached hereto, with such changes as may be agreed by Buyer or its Affiliate party thereto and the Company.

“Legal Merger Resolutions” means the resolutions described in Section 2.04(a)(ii).

“Legal Restraints” shall have the meaning set forth in paragraph (C) of ANNEX I.

“Liability” shall have the meaning set forth in Section 3.12(a).

“Lien” means any mortgage, lien (statutory or otherwise), pledge, security interest, hypothecation, claim, charge, deed of trust, option, right of first offer or refusal or other similar preemptive right or restriction on transfer, charge, title defect, encroachment or other survey defect, easement or other encumbrance, or zoning rule or restriction in respect of any property or asset (including any restriction on the voting or transfer of any security).

“Liquidation” shall have the meaning set forth in Section 2.05(b).

“Liquidation Resolutions” means the resolutions described in Section 2.04(a)(v).

“Liquidator” shall have the meaning set forth in Section 2.04(a)(v).

“Marketing Material” shall have the meaning set forth in Section 7.07(a)(iii).

“Material Contract” shall have the meaning set forth in Section 3.21(a).

“Material Customer” shall have the meaning set forth in Section 3.21(a)(ii).

“Material Customer Contract” shall have the meaning set forth in Section 3.21(a)(ii).

“Minimum Condition” shall have the meaning set forth in paragraph (A) of ANNEX I.

“Minority Shareholders” means (A) in respect of the Company, holders of Shares that were not (i) validly tendered pursuant to the Offer (including during the Subsequent Offering Period) or (ii) otherwise sold and transferred to the Buyer or one of its Affiliates, as the case may be, or (B) in respect of the Allotting Entity, following implementation of the Legal Merger, the shareholders of the Allotting Entity other than Buyer or one of its Affiliates.

“Moelis” shall have the meaning set forth in the Section 3.23.

“Non-Management Employee” means any employee or consultant who is not either (i) a member of Senior Management or (ii) an individual who reports directly into a member of Senior Management.

“Notes” means the Company’s outstanding 4.75% Senior Notes due 2025.

“NYSE” means the New York Stock Exchange.

“Offer” shall have the meaning set forth in the Recitals.

“Offer Commencement Date” shall have the meaning set forth in Section 2.01(a).

“Offer Conditions” shall have the meaning set forth in Section 2.01(a).

“Offer Consideration” shall have the meaning set forth in the Recitals.

“Offer Documents” shall have the meaning set forth in Section 2.01(h).

“Offer Prospectus” shall have the meaning set forth in Section 2.01(h).

“Order” means any order, ruling, decision, judgment, writ, injunction, decree, consent decree, award, stipulation, settlement, subpoena, verdict, arbitration award or other determination entered, issued, made or rendered by any Governmental Authority.

“Owned Intellectual Property Rights” means any Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means each parcel of real property owned by the Company or any Subsidiaries of the Company or in which the Company or any Subsidiary of the Company has any interest based on a right of leasehold (erfpacht) or a right of superficies (opstalrecht) or a contract for sale or agreement for lease or lease for a term exceeding 500 years.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent as of December 31, 2018 and the notes thereto set forth in the Form 10-K of Parent filed with the SEC on February 25, 2019.

“Parent Board” shall have the meaning set forth in the Recitals.

“Parent Common Stock” shall have the meaning set forth in Section 4.05(a).

“Parent Equity Plans” means the First Amended and Restated Digital Realty Trust, Inc., Digital Services, Inc. and Digital Realty Trust, L.P. 2004 Incentive Award Plan; the Digital Realty Trust, Inc., Digital Services, Inc. and Digital Realty Trust, L.P. 2014 Incentive Award Plan; and the Digital Realty Trust, Inc. 2015 Employee Stock Purchase Plan, in each case, as may be amended from time to time.

“Parent Governing Documents” means the (i) articles of association, (ii) charter, (iii) limited partnership agreement and (iv) bylaws or other equivalent organizational documents of Parent, Parent OP and Buyer, as in effect on the date hereof.

“Parent Intervening Event” means an event, development or change in circumstances occurring or arising after the date of this Agreement and prior to the Expiration Time that was not known to the Parent Board as of the date of this Agreement and that has not arisen as a proximate result of any actions taken by Parent in breach of this Agreement, which causes the Parent Board to determine in good faith (after consultation with its outside legal counsel and financial advisors) that failure to make a Parent Adverse Recommendation Change would reasonably be expected to be inconsistent with the Parent directors’ duties under the Laws of the State of Maryland; provided that in no event shall any Effect relating to or arising from any of the following constitute a Parent Intervening Event: (a) any change in the market price or trading volume of the Shares or Parent Common Stock or the fact that the Company or Parent meets or exceeds (or fails to meet or exceed) any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying causes of such change or fact shall not be excluded by this clause (a)); (b) general economic conditions (or changes in such conditions) in the United States, the Netherlands or any other country or region in the world in which the Company, Parent or their respective Subsidiaries conduct business, including any adverse development regarding the European Union, one or more of its member states (including one or more member states leaving or being forced to leave the European Union) and the Eurozone (including one or more member states leaving or being forced to leave the Eurozone), or conditions in the global economy in general; (c) changes in applicable Law (or the enforcement or interpretation thereof), changes in GAAP or other applicable accounting standards, and changes in stock exchange rules or listing standards (or the enforcement or interpretation thereof); or (d) the execution and delivery of this Agreement or the announcement or pendency of the Transactions (including by reason of the identity of the Company), including the impact thereof on the relationships, contractual or otherwise, of Parent and its Subsidiaries with employees, customers, suppliers, vendors, landlords or partners.

“Parent Letter” means the letter, dated the date of this Agreement, regarding this Agreement that has been provided by Parent and Buyer to the Company concurrently with the execution of this Agreement.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with other Effects, (i) materially adversely affects the business, assets, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, or (ii) prevents or materially adversely affects the ability of Parent or Buyer to consummate the Transactions; provided, that, no Effect relating to or arising from any of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect pursuant to subsection (i) of this definition: (A) general economic conditions (or changes in such conditions) in the United States, the Netherlands or any other country or region in the world in which Parent or its Subsidiaries conduct business, including any adverse development regarding the European Union, one or more of its member states (including one or member states leaving or being forced to leave the European Union) and the Eurozone (including one or more member states leaving or being forced to leave the Eurozone), or conditions in the global economy in general; (B) changes in any financial, debt, credit, capital, banking or securities markets or conditions; (C) changes in interest, currency or exchange rates or in the price of any commodity, security or market index; (D) changes in applicable Law (or the enforcement or interpretation thereof), changes in GAAP or other applicable accounting standards, and changes in stock exchange rules or listing standards (or the enforcement or interpretation thereof); (E) changes in the industries in which Parent or its Subsidiaries operate; (F) any change in the market price, trading volume or ratings of any securities or indebtedness of Parent or any of its Subsidiaries, any change or prospective change of the ratings or the ratings outlook for Parent or any of its Subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of Parent to meet, or the publication of any report regarding, any internal or public projections, forecasts, guidance, budgets, predictions or estimates of or relating to Parent or any of its Subsidiaries (it being understood that the underlying facts and circumstances giving rise to any such change or failure may, if they are not otherwise excluded from the definition of Parent Material Adverse Effect, be deemed to constitute and may be taken into account in determining whether a Parent Material Adverse Effect has occurred or will occur); (G) the continuation, occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism, sabotage or military conflicts, whether or not pursuant to the declaration of an emergency or war; (H) the execution and delivery of this Agreement or the announcement or pendency of the Transactions (including by reason of the identity of Parent or Buyer), including the impact thereof on the relationships, contractual or otherwise, of Parent and its Subsidiaries with employees, customers, suppliers, vendors, landlords or partners, provided that the exception in this clause (H) shall not apply for purposes of the representations and warranties in Section 4.04 (or other representations and warranties dealing with noncontravention or the impact of the Transactions on contractual or legal obligations); (I) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity; (J) any Action brought or threatened by shareholders of Parent (whether on behalf of Parent or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or violations of securities Laws in connection with the Parent Disclosure Documents; and (K) any action expressly required to be taken pursuant to this Agreement, any action not taken because it was prohibited under this Agreement or any action taken or not taken at the express written direction of the Company; provided, further, that any Effect arising out of or attributable to matters described in subclauses (A), (B), (C), (D), (E), (G) and (I), will be taken into account for purposes of determining whether or not a Parent Material Adverse Effect has occurred to the extent that such Effect disproportionately and adversely affects Parent and its Subsidiaries, taken as a whole, as compared with other companies operating in the industries and markets in which Parent and its Subsidiaries operate.

“Parent OP” means Digital Realty Trust, L.P., a Maryland limited partnership and subsidiary of Parent.

“Parent OP Partnership Agreement” means the Nineteenth Amended and Restated Agreement of Limited Partnership of Digital Realty Trust, L.P., dated as of October 10, 2019, as may be amended from time to time.

“Parent Partnership Unit” shall have the meaning assigned to the term “Partnership Unit” in the Parent OP Partnership Agreement.

“Parent Permits” means all authorizations, licenses, permits, certificates, filings, consents, variances, exemptions, waivers, approvals, Orders, allowances registrations and clearances of any Governmental Authority necessary for Parent and each of its Subsidiaries to own, lease, use and operate its properties and assets, and to carry on and operate its businesses substantially as currently conducted.

“Parent Permitted Liens” means any of the following: (i) Liens for Taxes and governmental assessments, charges or levies, either not yet delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Parent Balance Sheet in accordance with GAAP, (ii) landlords’, mechanics’, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or similar Liens arising in the ordinary course of business consistent with past practice with respect to amounts not yet overdue and for which adequate reserves have been established on the Parent Balance Sheet in accordance with GAAP, (iii) defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable real property of Parent, (iv) zoning and building Laws and codes and other similar restrictions, provided that such restrictions do not prohibit in any material respect any of the current improvements on any real property of Parent or the construction or development of any development property or the current use of any real property of Parent, (v) Liens imposed on the underlying fee interest in leased real property of Parent, and (vi) with respect to any Intellectual Property Rights, non-exclusive licenses and covenants not to sue granted by Parent or any of its Subsidiaries in the ordinary course of business consistent with past practice.

“Parent Plan” means each written and material unwritten plan, policy, program or agreement (whether qualified or nonqualified, funded or unfunded, foreign or domestic) providing compensation or other benefits to any current or former Parent Service Provider (or to any dependent or beneficiary thereof) that is maintained, sponsored or contributed to by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any Liability, including all incentive, bonus, pension, profit sharing, retirement or supplemental retirement, deferred compensation, severance, vacation, paid time off, holiday, relocation, repatriation, medical, disability, death benefit, workers’ compensation, fringe benefit, change in control, employment, collective bargaining, cafeteria, dependent care, employee assistance program, education or tuition assistance programs, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, agreements or arrangements, in each case other than any such plan or agreement that (i) (A) is statutorily mandated or (B) is implemented, administered or operated by any Governmental Authority and (ii) with respect to which Parent or any of its Subsidiaries does not contribute more than the minimum amounts required by applicable Law.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.05(a).

“Parent Recommendation” shall have the meaning set forth in Section 4.02(b).

“Parent RSU” shall have the meaning set forth in Section 2.05(a).

“Parent SEC Documents” shall have the meaning set forth in Section 4.07(a).

“Parent Securities” shall have the meaning set forth in Section 4.05(c).

“Parent Series C Preferred Stock” shall have the meaning set forth in Section 4.05(a).

“Parent Series G Preferred Stock” shall have the meaning set forth in Section 4.05(a).

“Parent Series I Preferred Stock” shall have the meaning set forth in Section 4.05(a).

“Parent Series J Preferred Stock” shall have the meaning set forth in Section 4.05(a).

“Parent Series K Preferred Stock” shall have the meaning set forth in Section 4.05(a).

“Parent Series L Preferred Stock” shall have the meaning set forth in Section 4.05(a).

“Parent Service Provider” means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of Parent or any of its Subsidiaries.

“Parent Stockholder Meeting” means the meeting of the holders of shares of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval, including any postponement or adjournment thereof.

“Parent Stockholder Approval” means the affirmative vote of not less than a majority of the votes cast by holders of Parent Common Stock at the Parent Stockholder Meeting to approve the Share Issuance, subject to the terms and conditions set forth in this Agreement.

“Parent Termination Compensation” means an amount in cash equal to $254,300,000.

“Parent Trading Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the NYSE, for the consecutive period of ten (10) trading days beginning on the thirteenth (13th) trading day immediately preceding the Closing Date and concluding at the close of trading on the third (3rd) trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP”.

“Parties” means Parent, Buyer and the Company.

“Payoff Letter” shall have the meaning set forth in Section 7.07(c).

“Permitted Liens” means any of the following: (i) Liens for Taxes and governmental assessments, charges or levies, either not yet delinquent or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company Balance Sheet in accordance with IFRS, (ii) landlords’, mechanics’, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or similar Liens arising in the ordinary course of business consistent with past practice with respect to amounts not yet overdue and for which adequate reserves have been established on the Company Balance Sheet in accordance with IFRS, (iii) defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable Real Property or Additional Real Property, (iv) zoning and building Laws and codes and other similar restrictions, provided that such restrictions do not prohibit in any material respect any of the current improvements on any Real Property or Additional Real Property or the construction or development of any Development Property or the current use of any Real Property or Additional Real Property, (v) Liens imposed on the underlying fee interest in Leased Real Property, (vi) Liens securing indebtedness set forth on Section 3.21(a)(ix) of the Company Letter, and (vii) with respect to Intellectual Property Rights, non-exclusive licenses and covenants not to sue granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Conversion Share” means, after the completion of the Conversion, an ordinary share, nominal value €0.02 per Share, in the Company.

“Post-Demerger Share Sale” means the share sale as contemplated by the Post-Demerger Share Sale Documentation.

“Post-Demerger Share Sale Agreement” means the agreement between Buyer or one of its Affiliates and the Company substantially in the form set forth in Exhibit E attached hereto, with such changes as may be agreed by Buyer or its Affiliate party thereto and the Company.

“Post-Demerger Share Sale Documentation” means the Post-Demerger Share Sale Agreement together with all amendments reasonably agreed between the Parties.

“Post-Merger Share Sale” means the share sale as contemplated by the Post-Merger Share Sale Documentation.

“Post-Merger Share Sale Agreement” means the agreement between Buyer or one of its Affiliates and the Allotting Entity substantially in the form set forth in Exhibit C attached hereto, with such changes as may be agreed by Buyer or its Affiliate party thereto and the Company.

“Post-Merger Share Sale Documentation” means the Post-Merger Share Sale Agreement together with all amendments reasonably agreed between the Parties.

“Post-Offer Reorganization” shall have the meaning set forth in Section 2.09(a).

“Post-Offer Reorganization Resolutions” means the Asset Sale Resolutions, the Legal Merger Resolutions, the Legal Demerger Resolutions and the Liquidation Resolutions.

“Post-Offer Reorganization Threshold” shall have the meaning set forth in Section 2.04(a)(ii).

“Pre-Closing Period” shall have the meaning set forth in Section 5.01.

“Premium Cap” shall have the meaning set forth in Section 6.01(b).

“Prohibited Service Order” means one or more Service Orders with a single tenant or Customer that would (a) (1) provide any material concession or credit to a Person or materially increase the obligations of the Company or any of its Subsidiaries in connection with a Customer Contract, without receiving any commercially reasonable benefit from the other party thereunder, or (2) require the Company or any of its Subsidiaries to provide a level of electrical power to any Person that such Company or any of its Subsidiaries could not reasonably provide, or (b) prohibit the Company or any of its Subsidiaries from assigning or subcontracting all or any portion of its rights and obligations under a Customer Contract to an entity controlled by or under common control with the Company.

“Property Acquisition Agreement” shall have the meaning set forth in Section 3.15(b).

“Real Property” means each Leased Real Property and each Owned Real Property, including, for purposes of clarity, each Development Property.

“Registration Statement” shall have the meaning set forth in Section 2.01(h).

“Reimbursable Company Transaction Expenses” shall mean the Company’s documented out-of-pocket fees, costs and expenses incurred in connection with the Transactions prior to the termination of this Agreement which shall not exceed an aggregate amount of $25,000,000.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment.

“Remedy Action” shall have the meaning set forth in Section 7.01(g).

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and its Subsidiaries.

“Required Approvals” shall have the meaning set forth in Section 1.01(b) of the Company Letter.

“Revolving Facility Agreement” means the Revolving Facility Agreement, Dated June 18, 2018, by and among the Company, the guarantors thereunder, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited, Barclays Bank PLC Citigroup Global Markets Limited and Credit Agricole CIB S.A. as arrangers, the lenders thereunder, and ABN AMRO Bank N.V. as agent, as it may be amended from time to time.

“Sanctions Target” means (i) any country or territory that is the target of country-wide or territory-wide Economic Sanctions/Trade Laws, including, as of the date of this Agreement, Iran, Cuba, Syria, the Crimea region of Ukraine and North Korea; (ii) a Person that is on the list of Specially Designated Nationals and Blocked Persons published by OFAC, or any equivalent list of sanctioned persons issued by the U.S. Department of State; (iii) a Person that is located in or organized under the Laws of a country or territory that is identified as the subject of country-wide or territory-wide Economic Sanctions/Trade Laws; or (iv) a Person owned fifty percent (50%) or more or controlled by one or more Persons identified in clauses (i) or (ii) above.

“Schedule 14D-9” shall have the meaning set forth in Section 2.02(b).

“Schedule TO” shall have the meaning set forth in Section 2.01(h).

“SEC” means the United States Securities and Exchange Commission.

“Second Step Distribution” means the distribution of the proceeds of the Asset Sale, the Post-Merger Share Sale or the Post-Demerger Share Sale, as applicable, by means of a liquidation distribution (which may be an advance liquidation distribution (uitkering bij voorbaat), and which may be made in one or more installments) to the shareholders of the Company (in case of the Asset Sale or the Post-Demerger Share Sale) or of the Allotting Entity (in case of the Post-Merger Share Sale) such that (i) in case of the Asset Sale or the Post-Demerger Share Sale having been effected, but the Conversion not having been effected, each Minority Shareholder for each Share then held by such Minority Shareholder, shall receive that number of shares of Parent Common Stock equal to the Offer Consideration (subject to Section 2.13, and without interest and less any applicable withholding Taxes), (ii) in case of the Asset Sale or the Post-Demerger Share Sale having been effected, and the Conversion having been effected, each Minority Shareholder for each

Post-Conversion Share then held by such Minority Shareholder, shall receive one-fifth (1/5th) of that number of shares of Parent Common Stock equal to the Offer Consideration (subject to Section 2.13, and without interest and less any applicable withholding Taxes) or (iii) in case the Post-Merger Share Sale having been effected, each Minority Shareholder, for each share in the share capital of the Allotting Entity then held by such Minority Shareholder, shall receive one-fifth (1/5th) of that number of shares of Parent Common Stock equal to the Offer Consideration (subject to Section 2.13, and without interest and less any applicable withholding Taxes).

“Section 338(g) Election” shall have the meaning set forth in Section 7.08(b).

“Senior Management” means the employees of the Company and its Subsidiaries set forth in Section 1.01(d) of the Company Letter.

“Service Orders” means all written requests for goods and services of any kind or nature made by a Customer or issued by the Company or any of its Subsidiaries to a Customer, whether or not pursuant to a Customer Contract.

“Share Issuance” means the issuance of Parent Common Stock required in connection with the Transactions.

“Shares” shall have the meaning set forth in the Recitals.

“Significant Subsidiary” means with respect to any Person, any Subsidiary of such Person that constitutes a “significant subsidiary” of such Person within the meaning of Rule 1-02 of Regulation S-X.

“Signing Transactions” means the Transactions, excluding the Excluded Transactions.

“SplitCo” means a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to be incorporated under the laws of the Netherlands by the Company as a wholly owned Subsidiary of the Company.

“Stock Award Exchange Ratio” means 0.7067.

“Subsequent EGM” shall have the meaning set forth in Section 2.04(g).

“Subsequent Offering Period” shall have the meaning set forth in Section 2.01(f).

“Subsidiary” means, with respect to any Person, any entity of which: (i) such Person or any other Subsidiary of such Person is a general partner (in the case of a partnership) or managing member (in the case of a limited liability company); (ii) voting power to elect a majority of the board of directors, board of managers or others performing similar functions with respect to such organization is held, directly or indirectly, by such Person or by any one or more of such Person’s Subsidiaries; (iii) at least fifty percent (50%) of any class of shares or capital stock or of the outstanding equity interests are beneficially owned by such Person or by any one or more of such Person’s Subsidiaries; or (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the 1934 Act.

“Superior Proposal” means a written bona fide Alternative Acquisition Proposal from a Third Party that did not result from a breach of Section 5.03 and that the Company Board has determined in good faith (after consultation with its outside legal counsel and financial advisors), taking into account certainty of execution and consummation (including conditionality, certainty of financing and compliance with all Antitrust Laws and other regulatory Laws), the amount and form of the offer consideration, the future plans of such Third Party with respect to the Company, timing and other relevant aspects of the proposal and the Person making the proposal (and taking into account any amendment or modification to this Agreement proposed by Buyer or Parent): (i) is more favorable to the Company and its shareholders and other stakeholders than the Transactions, (ii) includes offer consideration to the Company’s shareholders with a value that exceeds the Offer Consideration by at least 7% and to the extent that such Alternative Acquisition Proposal is an offer for all or substantially all of the assets of the Company, the calculation shall be made on the basis of the net proceeds to be distributed to the shareholders of the Company resulting from such a transaction calculated on a per Share basis, (iii) to the extent financing from Third Parties not affiliated with the Third Party making the Alternative Acquisition Proposal is required in connection with such Alternative Acquisition Proposal, such financing is then fully committed and evidenced by one or more executed financing commitment letters with no material condition that differs from or is otherwise incremental to the conditions to closing of such Alternative Acquisition Agreement and (iv) is binding on such Third Party (subject only to the valid termination of this Agreement); provided, that for purposes of this definition of “Superior Proposal,” the term “Alternative Acquisition Proposal” shall have the meaning assigned to such term herein, except that each reference to “twenty percent (20%)” shall be deemed to be a reference to “fifty percent (50%)”.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto, whether disputed or not) imposed by any Governmental Authority or U.S. or non-U.S. Taxing Authority, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax.

“Tax Return” means any report, return, document, declaration or other information or filing filed or required to be filed with or supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and any amendment or supplement to any of the foregoing.

“Taxing Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Tender and Support Agreement” shall have the meaning set forth in the Recitals.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than the Company, Parent or any of their respective Affiliates.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property Rights”.

“Transaction Litigation” shall have the meaning set forth in Section 7.06.

“Transactions” means the transactions contemplated by this Agreement (including any Post-Offer Reorganization, the Liquidation and Second Step Distribution).

“Transfer Taxes” shall have the meaning set forth in Section 7.08(a).

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.

“TRS Election” shall have the meaning set forth in Section 7.08(b).

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC and outside the European Union any Tax levied by reference to added value, sales or consumption.

“Willful Breach” means, with respect to any breaches of or failures to perform any of the covenants or other agreements contained in this Agreement, a breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement.

Section 1.02 Other Definitional and Interpretative Provisions. Unless the express context otherwise requires (a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (c) the terms “Dollars” and “$” mean U.S. dollars and references to “€” or “Euros” refer to European Union Euros; (d) references herein (whether capitalized or not) to a specific Section, Subsection, Recital, Schedule, Exhibit or Annex shall refer, respectively, to Sections, Subsections, Recitals, Schedules, Exhibits or Annexes of this Agreement; (e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (f) references herein to any gender shall include each other gender; (g) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (h) the word “or” shall be disjunctive but not exclusive; (i) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder; (j) except for purposes of the Company Letter, references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof; (k) the table of contents and headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; (l) if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Law, shall be extended to the next succeeding Business Day; (m) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”; (n) all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person and (o) the words “to the extent” shall mean the degree to which the subject matter thereof relates and shall not merely mean “if”.

ARTICLE 2

THE OFFER

Section 2.01 The Offer.

(a)

Provided that nothing shall have occurred that would give rise to a right to terminate this Agreement pursuant to Article 8, Buyer shall, and Parent shall cause Buyer to, use their respective reasonable best efforts to commence (within the meaning of Rule 14d-2 promulgated under the 1934 Act) the Offer, for the avoidance of doubt subject to Section 7.10, as promptly as practicable following the date of this Agreement (and in any event within twenty (20) Business Days of the date of this Agreement, provided that such period may be extended by up to an additional ten (10) Business Days if, in the sole discretion of Parent, such additional time is necessary to prepare financial information relating to the Transactions, including pro forma financial information, or to allow the Schedule TO and Registration Statement to be filed simultaneously with the SEC). The obligations of Buyer to, and of Parent to cause Buyer to, accept for payment, and pay for, any Shares validly tendered and not properly withdrawn pursuant to the Offer shall be subject to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in ANNEX I (the “Offer Conditions”). The date on which Buyer commences the Offer is referred to as the “Offer Commencement Date”.

(b)

In accordance with the terms and conditions of this Agreement and subject to the satisfaction or waiver (to the extent such waiver is not prohibited by applicable Law or this Agreement) of the Offer Conditions, Buyer shall (and Parent shall cause Buyer to), at or as promptly as practicable following the Expiration Time (but in any event within three (3) Business Days thereafter), accept for payment (the time of acceptance for payment, the “Acceptance Time”) and, at or as promptly as practicable following the Acceptance Time (but in any event within four (4) Business Days (which shall be calculated as set forth in Rule 14d-1(g)(3) promulgated under the 1934 Act) thereafter), pay (pursuant to the procedures set forth in Section 2.13) the Offer Consideration for each Share validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time (the “Closing”). The date on which the Closing occurs is referred to in this

Agreement as the “Closing Date”. Buyer shall, and Parent shall cause Buyer to, cause the Exchange Agent to pay the Offer Consideration payable in respect of each Share pursuant to the first sentence of this Section 2.01(b), net of any applicable withholding Taxes with respect to the Offer Consideration pursuant to Section 2.12, to the holder of such Share as of the Acceptance Time, without interest, on the terms and subject to the conditions of this Agreement.

(c)

Buyer expressly reserves the right at any time to, in its sole discretion, waive, in whole or in part, any of the Offer Conditions and to make any change in the terms of, or conditions to, the Offer; provided, that, without the prior written consent of the Company, Buyer shall not (and Parent shall cause Buyer not to):

(i) waive or change the Minimum Condition (except to the extent permitted by the proviso in paragraph (A) of ANNEX I);

(ii) decrease the Offer Consideration;

(iii) change the form of consideration to be paid in the Offer;

(iv) decrease the number of Shares sought in the Offer;

(v) extend or otherwise change the Expiration Time, except as otherwise provided in this Agreement; or

(vi) impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner adverse to the holders of Shares.

(d)

The Offer shall initially expire at the later of (i) 4:00 p.m. (New York City time), or at such other time as the Parties may mutually agree in writing, at the end of the twenty-first (21st) Business Day (calculated in accordance with Rule 14d-1(g)(3) under the 1934 Act) following the commencement of the Offer and (ii) 4:00 p.m. (New York City time) on the date that is six (6) Business Days after the date of the EGM (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 2.01(e), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(e)	Subject to Article 8, Buyer may or shall (in which case Parent shall cause Buyer to), as applicable, extend the Offer from time to time as follows:

(i) Buyer shall (and Parent shall cause Buyer to) extend the Offer for the minimum period as required by any rule, regulation, interpretation or position of the SEC, the staff thereof or the NYSE applicable to the Offer;

(ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not either been (A) satisfied or (B) waived by Buyer (to the extent such waiver is not prohibited under this Agreement and applicable Law), then Buyer shall (and Parent shall cause Buyer to) extend the Offer on one or more occasions in consecutive periods of at least five (5) Business Days and up to ten (10) Business Days each (with each such period to end at 4:00 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed to by Buyer and the Company) in order to permit the satisfaction of such Offer Condition(s); provided, that if Buyer determines in good faith, after consultation with its outside legal counsel, that at any then-scheduled Expiration Time, the Offer Condition set forth in paragraph (B), paragraph (C), paragraph (K) or paragraph (L) of ANNEX I is not reasonably likely to be satisfied within such extension period, then Buyer may further extend the Offer on such occasion for periods of more than ten (10) Business Days and up to twenty (20) Business Days; provided further, that (x) Buyer shall not be required to extend the Offer to a date later than the End Date (as the End Date may be extended pursuant to Section 8.01(b)(i)) and (y) if the sole then-unsatisfied Offer Condition is the Minimum Condition, Buyer shall not be required or permitted (without the consent of the Company) to extend the Offer on more than three (3) occasions, provided that the first two such occasions shall be for a period of at least five (5) Business Days and up to ten (10) Business Days and the third such occasion shall be for a period of ten (10) Business Days (with each such period to end at 4:00 p.m. (New York City time) on the last Business Day of such period) (or such other duration as may be agreed to in writing by Parent, Buyer and the Company); provided, further, that notwithstanding the foregoing proviso, if the Company elects to hold a Subsequent EGM, then Buyer shall extend the Offer until the date that is six (6) Business Days after the date of the Subsequent EGM; or

(iii) Buyer may extend the Offer to such other date and time as may be mutually agreed by Parent and the Company in writing.

(f)

Following the Acceptance Time, Buyer shall (and Parent shall cause Buyer to) (and the Offer Documents shall so indicate) provide a subsequent offering period (“Subsequent Offering Period”) in accordance with Rule 14d-11 promulgated under the 1934 Act of not less than three (3) Business Days (which shall be calculated in accordance with Rule 14d-1(g)(3) under the 1934 Act).

(g)

The Offer may not be terminated prior to the Initial Expiration Time or the then-scheduled Expiration Time (as the same may be extended pursuant to Section 2.01(e)) unless this Agreement is validly terminated pursuant to Section 8.01. If this Agreement is validly terminated pursuant to Section 8.01, Buyer shall (and Parent shall cause Buyer to) promptly (and in any event within twenty-four (24) hours following such valid termination)

terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated in accordance with this Agreement by Buyer prior to the acceptance for payment and payment for Shares tendered pursuant to the Offer, Buyer shall (and Parent shall cause Buyer to) promptly return, and shall cause any depositary acting on behalf of Buyer to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof. Nothing in this Section 2.01(g) shall affect any termination rights under Article 8.

(h)

As soon as practicable on the Offer Commencement Date, Parent and Buyer shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”), which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and other appropriate ancillary offer documents required to be included therein (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any amendments or supplements thereto and including exhibits thereto, the “Offer Documents”), (ii) cause the Offer Documents to be disseminated to holders of Shares to the extent required by applicable United States federal securities Laws and any other applicable Law and (iii) file with the SEC a registration statement on Form S-4 to register under the 1933 Act the offer and sale of Parent Common Stock pursuant to the Offer, which shall include a preliminary prospectus containing the information required under Rule 14d-4(b) under the 1934 Act (together with any amendments thereof or supplements thereto, the “Offer Prospectus”) and a proxy statement to be mailed to the stockholders of Parent relating to the Parent Stockholder Meeting (together, with any amendments thereof or supplements thereto, the “Parent Proxy”, and together with the Offer Prospectus and the registration statement, the “Registration Statement”). Until the End Date, or any earlier termination of this Agreement in accordance with Section 8.01, Parent shall, with the Company’s reasonable cooperation, use its reasonable best efforts to (i) have the Registration Statement declared effective under the 1933 Act as promptly as practicable after its filing, (ii) ensure that the Registration Statement complies in all material respects as to form and content with the requirements of the applicable provisions of the 1933 Act and the 1934 Act and the rules and regulations promulgated thereunder and other applicable Law and (iii) keep the Registration Statement effective for so long as necessary to complete the Share Issuance. Parent shall notify the Company promptly of the time when the Registration Statement has become effective or any supplement or amendment to the Registration Statement has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Offer for offering or sale in any jurisdiction. The Company shall promptly furnish to Parent and Buyer all information concerning the Company required by the 1934 Act and applicable Law, or as reasonably requested by Parent, to be set forth in the Offer Documents and Offer Prospectus. Each of Parent and Buyer, on the one hand, and the Company, on the other hand, agrees promptly to correct any information provided by it for inclusion or incorporation by reference in the Schedule TO, the Offer Documents and the Registration Statement (including the Offer Prospectus and Parent Proxy) if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect. Parent and Buyer shall use their reasonable best efforts to cause the Schedule TO and the Registration Statement as so corrected to be filed with the SEC and the Offer Documents and Offer Prospectus as so corrected to be disseminated to the holders of Shares, in each case to the extent required by applicable United States federal securities Laws and any other applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO, the Offer Documents and the Registration Statement (including the Offer Prospectus and Parent Proxy), as well as any written communications with the SEC in connection with the Transactions each time before any such document is filed with the SEC or any such written communication is shared with the SEC, and Parent and Buyer shall include all comments proposed by the Company and its counsel and reasonably acceptable to Parent and Buyer. Parent and Buyer shall provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Parent and Buyer or their counsel may receive from time to time from the SEC or its staff or other Governmental Authorities in connection with the Transactions, including with respect to the Schedule TO, the Offer Documents or the Registration Statement (including the Offer Prospectus and Parent Proxy) promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Parent and Buyer to those comments and to provide comments on that response (and Parent and Buyer shall include all comments proposed by the Company and its counsel and reasonably acceptable to Parent and Buyer), including by participating with Parent and Buyer or their counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. In the event that Parent or Buyer receives any comments from the SEC or its staff with respect to the Schedule TO or the Offer Documents, such Party shall use its reasonable best efforts to respond as promptly as practicable to such comments and to consult with the Company with respect to such response.

Section 2.02 Company Action.

(a)

The Company hereby approves and consents to the Offer and the other Signing Transactions. The Company shall promptly (and in any event within five (5) Business Days prior to the Offer Commencement Date) furnish Parent and Buyer with (i) a list of its shareholders and mailing labels containing the names and addresses of its record holders of Shares, (ii) any available listing and computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories and (iii) copies of all lists of shareholders, security position listings and computer files in the Company’s possession or control regarding the beneficial owners of Shares, in each case, true and correct as of the most recent practicable date, and shall provide to Parent and Buyer such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent or Buyer may reasonably request in connection with the Offer. Except as required by applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, (i) Parent and its Affiliates and their respective Representatives shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Transactions, and (ii) if this Agreement is terminated, Parent and Buyer shall deliver to the Company and shall use their reasonable best efforts to cause their Affiliates and such Representatives to deliver to the Company all copies and any extracts or summaries from such information then in their possession.

(b)

On the Offer Commencement Date, the Company shall, concurrently with the filing of the Schedule TO and the Registration Statement, file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable United States federal securities Laws and any other applicable Law, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto and including exhibits thereto, the “Schedule 14D-9”) that, subject to Section 5.03(d), shall reflect the Company Recommendation. Parent and Buyer shall promptly furnish to the Company all information concerning Parent, Buyer or any of their applicable Affiliates required by the 1934 Act and applicable Law, or as reasonably requested by the Company, to be set forth in the Schedule 14D-9. Each of the Company, on the one hand, and Parent and Buyer, on the other hand, agrees promptly to correct any information provided by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect. The Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by applicable United States federal securities Laws and any other applicable Law. Parent, Buyer and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall include in such document (and any amendments thereto) all comments proposed by Parent, Buyer and their counsel and reasonably acceptable to the Company. The Company shall provide Parent, Buyer and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff or other Governmental Authorities with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (and the Company shall include all comments proposed by Parent, Buyer and their counsel and reasonably acceptable to the Company), including by participating with the Company or its counsel in any discussions or meetings with the SEC or other Governmental Authorities to the extent such participation is not prohibited by the SEC or other Governmental Authorities. In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, the Company shall use its reasonable best efforts to respond as promptly as practicable to such comments and to consult with Parent and Buyer with respect to such response. The rights of Parent and Buyer and their respective Affiliates and Representatives under this Section 2.02(b) shall terminate only with respect to any matter reflecting the Company Recommendation at such time as the Company Board makes a Company Adverse Recommendation Change in connection with a Superior Proposal or Company Intervening Event.

Section 2.03 Outstanding Equity Awards.

(a)

At the Closing, by virtue of the Transactions and without any action on the part of the holders thereof, each award of Company Restricted Shares that is outstanding as of immediately prior to the Closing shall, except as set forth in Section 2.03(a) of the Company Letter, be assumed by Parent and shall be converted into a restricted stock unit award (a “Parent RSU”) with respect to a number of shares of Parent Common Stock equal to the product of (x) the number of Shares underlying such Company Restricted Share award immediately prior to the Closing multiplied by (y) the Stock Award Exchange Ratio, such product rounded to the nearest whole Parent RSU. Except as set forth in Section 2.03(a) of the Company Letter, such Parent RSU as so assumed and converted shall continue to have, and shall be subject to, the same vesting terms and conditions as applied to the Company Restricted Share immediately prior to the Closing; provided that, upon termination of a holder’s employment or service on the initiative of Parent or an Affiliate thereof following the Closing other than for Cause (within the meaning of the Company’s 2013 Amended International Equity Based Incentive Plan), such holder’s Parent RSU converted under this Section 2.03(a) will immediately vest and all restrictions thereupon (including any post-vesting or other holding periods) shall lapse.

(b)

At the Closing, by virtue of the Transactions and without any action on the part of the holders thereof, each award of Company Performance Shares that is outstanding as of immediately prior to the Closing shall be deemed to satisfy the performance condition applicable to such Company Performance Shares as follows: (i) for outstanding Company Performance Shares subject to a performance period that has been completed prior to the Closing, such

Company Performance Shares shall, at the Closing, be deemed to satisfy the performance condition applicable to such Company Performance Shares at the actual level of performance achieved for such performance period (as determined by the compensation committee of the Company Board, as constituted prior to the Closing, in accordance with the applicable Company Equity Plan and award agreement and in the ordinary course of business consistent with past practice), and (ii) for outstanding Company Performance Shares subject to a performance period that has not been completed as of the Closing, such Company Performance Shares shall, at the Closing, be deemed to satisfy the performance condition applicable to such Company Performance Shares to the extent set forth in Section 2.03(b) of the Company Letter, and, in each case of (i) and (ii), shall be assumed by Parent and shall be converted into Parent RSUs with respect to a number of shares of Parent Common Stock equal to the product of (x) the number of Company Performance Shares that are so deemed to satisfy the applicable performance condition at the Closing, multiplied by (y) the Stock Award Exchange Ratio, such product rounded to the nearest whole Parent RSU. Such Parent RSUs as so assumed and converted shall continue to have, and shall be subject to, the same vesting terms and conditions (other than with respect to any performance vesting conditions), including those related to any employment termination, as provided by the Company’s 2013 Amended International Equity Based Incentive Plan and applicable award agreements thereunder, as applied to the corresponding Company Performance Shares immediately prior to the Closing; provided that, with respect to any Company Performance Shares granted after the date hereof (i) upon a termination of a holder’s employment or service on the initiative of Parent or an Affiliate thereof following the Closing other than for Cause (within the meaning of the Company’s 2013 Amended International Equity Based Incentive Plan) or (ii) an involuntary termination as a result of the holder’s Material Demotion (as defined on Section 2.03(b) of the Company Letter), such holder’s Parent RSUs issued under this Section 2.03(b) will immediately vest and all restrictions thereupon (including any post-vesting holding periods) shall lapse.

(c)

At the Closing, by virtue of the Transactions and without any action on the part of the holders thereof, each Company Option that is outstanding and unexercised as of immediately prior to the Closing, whether or not then vested or exercisable, shall vest (to the extent then-unvested), and be cancelled and converted into the right to receive, subject to Section 2.12, the Offer Consideration in accordance with Section 2.01(b), including any Fractional Share Cash Amount in accordance with Section 2.14, with respect to a number of Shares equal to (I) the product of (a) the total number of Shares subject to such Company Option immediately prior to the Closing multiplied by (b) the excess, if any, of (1) the value of the Offer Consideration (calculated as the Parent Trading Price multiplied by the Stock Award Exchange Ratio) over (2) the exercise price per Share of such Company Option, divided by (II) the value of the Offer Consideration (calculated as the Parent Trading Price multiplied by the Stock Award Exchange Ratio).

(d)

At the Closing, by virtue of the Transactions and without any action on the part of the holders thereof, each Company YourShare Award that is outstanding as of immediately prior to the Closing shall be converted into a number of shares of Parent Common Stock equal to the product of (x) the number of Shares underlying such Company YourShare Award immediately prior to the Closing multiplied by (y) the Stock Award Exchange Ratio, such product rounded to the nearest whole share of Parent Common Stock. Such Company YourShare Award as converted shall continue to have, and shall be subject to, the same terms conditions as applied to the Company YourShare Award immediately prior to the Closing, including with respect to any required holding period (and the lapse thereof); provided that, upon a termination of a holder’s employment or service on the initiative of Parent or an Affiliate thereof following the Closing other than for Cause (within the meaning of the Company’s 2013 Amended International Equity Based Incentive Plan), such holding periods applicable to such holder’s Company YourShare Awards shall lapse.

(e)

Unless Parent notifies the Company in writing at least ten (10) Business Days prior to the Closing Date that one or more Company Equity Plans shall not be terminated, no later than the day immediately prior to the Closing Date, the Company shall take or cause to be taken all actions necessary to terminate each Company Equity Plan, effective as of immediately prior to and contingent upon the occurrence of the Closing.

(f)

The Company shall, prior to the Closing, take all actions, including providing any notices and obtaining any consents that are reasonably necessary or that the Company reasonably determines to be desirable to give effect to the transactions contemplated by Section 2.03(a) through (d) and to provide that such Company Restricted Shares, Company Performance Shares, Company Options and Company YourShare Awards (as may be converted above) shall cease to have any rights with respect thereto from and after the Closing, except the right to receive the Offer Consideration in accordance with this Section 2.03 and Section 2.01 and the Fractional Share Cash Amount in accordance with Section 2.14. Parent shall have the opportunity to review and provide reasonable comments with respect to any written notices or consents in advance of their distribution to holders of Company Restricted Shares, Company Performance Shares, Company Options and Company YourShare Awards, which reasonable comments shall be considered and taken into account by the Company in good faith.

(g)

At or prior to the Closing, Parent shall take all actions necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each Parent RSU award granted pursuant to this Section 2.03. If registration of any Parent Common Stock issuable in respect of any Parent RSU awards granted pursuant to Section 2.03 is required under the Securities Act, effective as of the Closing, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form), with respect to the shares of Parent Common Stock subject to such Parent RSU awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the relevant awards remain outstanding and such registration of Parent Common Stock issuable thereunder continues to be required.

(h)

The arrangements set forth in this Section 2.03, including any payments hereunder and the conversions into a right to receive, or the actual receipt of, the Offer Consideration shall be subject to Section 2.12. The Parties shall cooperate in good faith prior to the Closing with the goal of (i) minimizing the employer Tax impact of the provisions set forth in Section 2.03 and (ii) determining the appropriate settlement mechanics in respect of any such withholding obligations.

Section 2.04 Extraordinary General Meeting; Parent Stockholder Meeting.

(a)

The Company shall hold an extraordinary general meeting (the “EGM”) as promptly as reasonably practicable after the Registration Statement is declared effective under the 1933 Act to (but in any event shall use its reasonable best efforts to hold such EGM within six (6) weeks following such effectiveness):

(i) provide information regarding the Offer;

(ii) adopt a resolution to, subject to (A) the Acceptance Time having occurred, and (B) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Shares owned by Parent or any of its Affiliates, representing at least eighty percent (80%) (but if the Minimum Condition is changed to a percentage less than eighty percent (80%) pursuant to paragraph (A) of Annex I, then at least a percentage equal to the Minimum Condition) of the Company’s issued and outstanding capital (geplaatst en uitstaand kapitaal) (the “Post-Offer Reorganization Threshold”), approve a statutory Dutch legal triangular merger (juridische driehoeksfusie) as contemplated by the Legal Merger Proposal (the “Legal Merger”) as required under Section 2:309 et seq of the DCC;

(iii) adopt a resolution to, subject to (A) the Acceptance Time having occurred, and (B) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Shares owned by Parent or any of its Affiliates, representing at least the Post-Offer Reorganization Threshold, approve a statutory Dutch legal demerger (juridische splitsing) as contemplated by the Legal Demerger Proposal (the “Legal Demerger”) as required under Section 2:334a et seq of the DCC;

(iv) adopt a resolution to, subject to (A) the Acceptance Time having occurred and (B) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Shares owned by Parent or any of its Affiliates, representing at least the Post-Offer Reorganization Threshold, approve each of (x) the asset sale as contemplated by the Asset Sale Documentation (the “Asset Sale”) and (y) subject to the Legal Demerger having been completed, the share sale as contemplated by the Post-Demerger Share Sale Documentation (the “Post-Demerger Share Sale”), in each case as required under Section 2:107a of the DCC;

(v) adopt a resolution to, subject to (A) the Acceptance Time having occurred, (B) the number of Shares validly tendered in accordance with the terms of the Offer (including Shares tendered during the Subsequent Offering Period) and not properly withdrawn, together with the Shares owned by Parent or any of its Affiliates, representing at least the Post-Offer Reorganization Threshold and (C) the Asset Sale or the Post-Demerger Share Sale having been completed, (1) dissolve (ontbinden) the Company in accordance with Section 2:19 of the DCC and article 36 of the Articles and (2) appoint as liquidator of the Company (the “Liquidator”) a foundation (stichting) to be incorporated under Dutch Law and approve reimbursement of the Liquidator’s reasonable salary and costs (provided that such reimbursement shall be subject to the approval of at least one (1) Independent Director) and (3) appoint an Affiliate of Buyer as the custodian of the books and records of the Company in accordance with Section 2:24 of the DCC;

(vi) adopt one or more resolutions effective upon the Acceptance Time to provide full and final discharge to each member of the Company Board for their acts of management or supervision, as applicable, up to the date of the EGM; provided that no discharge shall be given to any director for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such director (the “Discharge Resolutions”);

(vii) adopt one or more resolutions to amend the Articles substantially in accordance with the draft of the amended articles of association attached as Schedule 2.04(a)(vii) (“Amended Articles of Association of the Company after Delisting and Conversion”), which shall, at the election of Buyer or Parent be executed and become effective as soon as practicable following the delisting of the Company and the Shares from the NYSE and which includes (i) the conversion of the Company into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and (ii) the conversion of each one (1) Share into five (5) Post-Conversion Shares (and, for the avoidance of doubt, each one (1) fractional share (onderaandeel), nominal value €0.02 per fractional share (onderaandeel), of the Company into one (1) Post-Conversion Share;

(viii) adopt one or more resolutions effective upon the Closing to appoint the Buyer Directors to replace the resigning members of the Company Board (together with the resolutions to be adopted pursuant to Section 2.04(a)(vii), the “Governance Resolutions”); and

(ix) adopt one or more other resolutions as may be reasonably required to authorize any of the transactions contemplated by Section 2.09(a).

(b)

As promptly as practicable after the date of this Agreement, the Company shall prepare appropriate materials for the EGM (together with any amendments and supplements thereto and any other documents required, the “EGM Materials”) relating to the matters set forth in Section 2.04(a). Subject to Section 5.03(d), the Company shall include the Company Recommendation in the EGM Materials. Parent and Buyer shall promptly furnish to the Company all information concerning Parent, Buyer and any of their Affiliates required to be set forth in the EGM Materials. The Company shall provide Parent, Buyer and their counsel with a reasonable opportunity to review and comment on the EGM Materials (and any amendments thereto) each time prior to their filing with the SEC or dissemination to the shareholders of the Company, as applicable, and the Company shall include in the EGM Materials all comments proposed by Parent, Buyer and their counsel and reasonably acceptable to the Company. The Company shall provide Parent, Buyer and their counsel, to the extent not prohibited under applicable Law, with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or any other Governmental Authorities with respect to the EGM Materials promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (and the Company shall include in such response all comments proposed by Parent, Buyer and their counsel and reasonably acceptable to the Company), including by participating with the Company or its counsel in any discussions or meetings with the SEC or any other Governmental Authorities to the extent such participation is not prohibited by the SEC or the applicable Governmental Authority.

(c)

The Company shall consult with Parent and Buyer regarding the date of the EGM (or the Subsequent EGM, if any) and, unless this Agreement is validly terminated in accordance with Section 8.01, shall not postpone or cancel the EGM (or the Subsequent EGM, if any) without the prior written consent of Parent and Buyer. The Company may, however, following reasonable consultation with Parent and Buyer, postpone, cancel and reconvene the EGM (and the Subsequent EGM, if any), if and to the extent reasonably necessary to ensure that any supplement or amendment to the relevant EGM Materials that the Company Board, after consultation with outside counsel, reasonably determines is necessary to comply with applicable Law or in relation to the Offer or the other Transactions (subject in each case to Section 5.03), is made available to the Company’s shareholders in advance of the EGM (and the Subsequent EGM, if any). In the event the EGM (or the Subsequent EGM, if any) is postponed, cancelled and reconvened pursuant to the foregoing sentence, the Company shall duly give notice of and reconvene the EGM (or the Subsequent EGM, if any) on a date scheduled by mutual agreement of the Company, on the one hand, and Parent and Buyer, on the other hand, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such postponement or cancellation but, in any event, no later than the day that is seven (7) weeks following the date of such postponement or cancellation (and in any event to a date that shall be prior to the date on which the Expiration Time shall occur).

(d)

Unless this Agreement is terminated in accordance with Section 8.01, the Company shall ensure that the EGM (and the Subsequent EGM, if any) is called, noticed, convened, held and conducted in compliance in all material respects with all applicable Laws. Subject to article 26.4 of the Articles (for the avoidance of doubt, without limiting any obligation of the Company under this Agreement), approval of the matters set forth in Section 2.04(a)(i)-(viii) shall be the only matters that the Company shall propose to be acted on by the shareholders of the Company at the EGM (and the Subsequent EGM, if any), unless otherwise reasonably proposed by the Company and approved in advance in writing by Parent and Buyer (such approval not to be unreasonably withheld, conditioned or delayed).

(e)

At the written request of Buyer or Parent, which request cannot be made prior to the last day of the fourth (4th) month after the later of (i) the announcement of the filing of the Legal Merger Proposal pursuant to Section 2.06(a)(ii) and (ii) the announcement of the Legal Demerger Proposal pursuant to Section 2.07(a)(ii), the Company shall take all required steps (to the extent within the control of the Company) in order to be able to, as from the date that is six (6) months after the later of (i) the announcement of the filing of the Legal Merger Proposal pursuant to Section 2.06(a)(ii) and (ii) the announcement of the Legal Demerger Proposal pursuant to Section 2.07(a)(ii), (x) enter into and effectuate a legal merger in accordance with the terms of the Merger Proposal, including to have the Legal Merger Resolution replaced by a new resolution at a Company general meeting (the “Additional EGM”) to enter into and effectuate a merger in accordance with the terms of the Legal Merger Proposal, which resolution shall then for all purposes of this Agreement be considered the Legal Merger Resolution and which merger shall for all purposes of this Agreement be considered the Legal Merger) and (y) a legal demerger in accordance with the terms of the Legal Demerger Proposal, including to have the Legal Demerger Resolution replaced by a new resolution at the Additional EGM, or by the Company Board in accordance with Section 2:334ff DCC, to enter into and effectuate a demerger in accordance with the terms of the Legal Demerger Proposal (which resolution shall then for all purposes of this Agreement be considered the Legal Demerger Resolution and which demerger shall for all purposes of this Agreement be considered the Legal Demerger).

(f)

Without limiting the generality of the foregoing, but subject to the Company’s rights to terminate this Agreement in accordance with Section 8.01, the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the EGM in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this Section 2.04, in each case, shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Acquisition Proposal (whether or not a Superior Proposal) or any Adverse Recommendation Change. Unless this Agreement is terminated in accordance with Section 8.01, the Company agrees that it shall not submit to the shareholders of the Company for vote or for discussion, or convene an (extraordinary) general meeting of the Company to submit to the shareholders of the Company for vote or for discussion any Alternative Acquisition Proposal (whether or not a Superior Proposal) or any matters relating thereto.

(g)

Notwithstanding anything to the contrary in this Agreement, if (i) any of the Post-Offer Reorganization Resolutions and Governance Resolutions are not each adopted at the EGM because less than one-half of the Company’s issued capital is represented at the EGM or (ii) at least one-half of the Company’s issued capital has voted in favor of the Post-Offer Reorganization Resolutions and the Governance Resolutions, but any of the Post-Offer Reorganization Resolutions are not passed with a two-thirds majority of the votes cast, then the Company shall, following consultation with Parent and Buyer, duly call and give notice of another EGM (a “Subsequent EGM”), which shall take place at a date reasonably acceptable to Parent and Buyer and prior to the date of the Expiration Time.

(h)

Notwithstanding anything to the contrary in this Agreement, but subject to Section 2.04(g), if (i) the Post-Offer Reorganization Resolutions and Governance Resolutions are not each adopted at the EGM or (ii) the Company Board determines in its reasonable discretion that any additional shareholders resolutions should be adopted in order to approve any of the Signing Transactions, have not been adopted at the EGM, then, in each case, (A) the Company may duly call and give notice of a Subsequent EGM or (B) at the request of Parent or Buyer, the Company shall duly call and give written notice of a Subsequent EGM, subject to the prior written consent of the Company Board (such consent not to be withheld unless the Company Board reasonably believes, based on the shareholder vote at the EGM and market developments and after consulting Parent, that the Post-Offer Reorganization Resolutions, or the additional resolutions as referred to in clause (ii) of this paragraph are highly unlikely to be adopted at the Subsequent EGM). Any Subsequent EGM shall take place at a date reasonably acceptable to Parent and Buyer and prior to the date of the Expiration Time, at which Subsequent EGM the Post-Offer Reorganization Resolutions, or the additional resolutions as referred to in clause (ii) of this paragraph shall be considered or reconsidered, as the case may be.

(i)

Subject to Section 5.03(d), at and prior to the EGM (and the Subsequent EGM, if any), the Company shall use its reasonable best efforts to secure the approval of the matters set forth in Section 2.04(a).

(j)

Parent Stockholder Meeting. Parent shall as promptly as reasonably practicable after the Registration Statement is declared effective under the 1933 Act, use its reasonable best efforts (i) to cause the Proxy Statement and any other appropriate materials for the Parent Stockholder Meeting (the “Parent Stockholder Meeting Materials”) to be mailed to Parent’s stockholders for the purpose of obtaining the Parent Stockholder Approval, and (ii) convene and hold the Parent Stockholder Meeting as soon as reasonably practicable for the purposes of obtaining the Parent Stockholder Approval. Parent shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the Share Issuance. In the event Parent determines that it is reasonably likely that the Parent Stockholder Approval may not be obtained at the Parent Stockholder Meeting, Parent may postpone the Parent Stockholder Meeting on one occasion for up to ten (10) Business Days in order to allow it to continue to solicit proxies. Except as set forth in the previous sentence, unless this Agreement is validly terminated in accordance with Section 8.01, Parent shall not postpone or cancel the Parent Stockholder Meeting without the prior written consent of the Company. Parent may, however, following reasonable consultation with the Company, postpone, cancel and reconvene the Parent Stockholder Meeting, if and to the extent reasonably necessary to ensure that any supplement or amendment to the relevant Parent Stockholder Meeting Materials that the Parent Board, after consultation with outside counsel, reasonably determines is necessary to comply with applicable Law or in relation to the Offer or the other Transactions (subject in each case to Section 6.07), is made available to the Parent’s stockholders in advance of the Parent Stockholder Meeting. In the event the Parent Stockholder Meeting is postponed, cancelled and reconvened pursuant to the foregoing sentence, Parent shall duly give notice of and reconvene the Parent Stockholder Meeting on a date scheduled by mutual agreement of the Company, on the one hand, and Parent and Buyer, on the other hand, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such postponement or cancellation but, in any event, no later than the day that is seven (7) weeks following the date of such postponement or cancellation (and in any event to a date that shall be prior to the date on which the Expiration Time shall occur).

(k)

Coordination of Meetings. Parent and the Company shall coordinate and cooperate with respect to the timing of the EGM and the Parent Stockholder Meeting. Unless otherwise agreed, the Company and Parent shall use their respective reasonable best efforts to convene the EGM and the Parent Stockholder Meeting on the same date.

Section 2.05 Directors.

(a)

Parent, Buyer and the Company shall use their respective reasonable best efforts to ensure that (i) upon the Closing, the Company Board, and (ii) in case Parent or Buyer elects to implement the Legal Merger, upon completion of the Legal Merger, the Allotting Entity Board, will be comprised of at least seven (7) directors, (i) at least five (5) of whom may be designated as executive and non-executive directors in writing by Parent and Buyer (the “Buyer Directors”), in their sole discretion, as soon as reasonably practicable and in any event prior to convening the EGM, and (ii) two (2) of whom shall initially be current non-executive directors of the Company designated as non-executive directors by the Company and Buyer by mutual written agreement (if and to the extent that they shall agree to continue to serve on the Company Board or the Allotting Entity Board, as applicable, after the Closing), and who shall at all times be independent from Parent and Buyer and shall at all times qualify as independent in accordance with the independence standards set forth in the DCGC; provided, that, if and to the extent that the current non-executive directors of the Company do not agree to serve on the Company Board or the Allotting Entity Board, as applicable, after the Closing, Buyer shall (and Parent shall cause Buyer to) designate replacement directors who shall at all times be independent from Parent and Buyer and who shall at all times qualify as independent in accordance with the independence standards set forth in the DCGC, as promptly as reasonably practicable and in any event prior to convening the EGM (the directors so designated pursuant to this clause (ii), “Independent Directors”).

(b)

Each Independent Director shall resign from, and the Company shall take such other action reasonably necessary to ensure that each such Independent Director ceases to be a director of, the Company Board or, in case the Legal Merger is effectuated, the Allotting Entity Board, upon the earlier to occur of (i) such time as Buyer and its Affiliates, in the aggregate, own one hundred percent (100%) of the issued and outstanding Shares, Post-Conversion Shares or the shares in the Allotting Entity, as applicable, and (ii) the Second Step Distribution having been made and the subsequent liquidation and dissolution of the Company or the Allotting Entity, as applicable (the “Liquidation”) having been completed.

(c)

If, at any time after the Closing, an Independent Director resigns from, or otherwise ceases to be a member of, the Company Board or the Allotting Entity Board, as applicable, or ceases to be independent from Parent and Buyer, in each case, prior to the date of resignation contemplated by Section 2.05(b), Parent shall use its reasonable best efforts to ensure that the respective Independent Director shall be replaced by a new director that is independent from Parent and Buyer and shall at all times qualify as independent in accordance with the independence standards set forth in the DCGC.

(d)

Parent and Buyer shall supply to the Company or the Allotting Entity, as applicable, in writing any information regarding the Buyer Directors, and (to the extent applicable) those Independent Directors designated by Buyer, as required by applicable Laws in connection with the appointment of the Buyer Directors, and (to the extent applicable) those Independent Directors designated by Buyer, to the Company Board or the Allotting Entity Board, as applicable, and Parent and Buyer shall be solely responsible for any such information.

(e)

In addition to the discharge contemplated by Section 2.04(a)(vi), Buyer shall (i) at the first annual or extraordinary general meeting of shareholders of the Company held after the Closing, cause all members of the Company Board resigning effective upon the Acceptance Time to be fully and finally discharged for their acts of management or supervision, as applicable and (ii) at the first annual or extraordinary general meeting of shareholders of the Company or the Allotting Entity, as applicable, held after the resignation of an Independent Director, cause such Independent Director to be fully and finally discharged for his or her acts of supervision; provided that Parent and Buyer shall not be required to cause the discharge of any director for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such director.

(f)	Notwithstanding any other required vote, the affirmative vote of one (1) Independent Director shall also be required for approving:

(i) any restructuring by the Company or the Allotting Entity, as applicable, that would reasonably be expected to lead to a dilution of the shareholdings of the Minority Shareholders, other than (A) pursuant to a rights issue by the Company or the Allotting Entity, as applicable, or any other share issue by the Company or the Allotting Entity, as applicable, where the Minority Shareholders have been offered an opportunity to subscribe pro rata in accordance with their then existing shareholding in the Company or the Allotting Entity, as applicable (voorkeursrecht), (B) the Legal Merger and the Post-Merger Share Sale, (C) the Legal Demerger and the Post-Demerger Share Sale, (D) the Asset Sale, (E) the Liquidation and the Second Step Distribution or (F) the Compulsory Acquisition; and

(ii) any other form of unequal treatment by the Company that prejudices or would reasonably be expected to prejudice or negatively affect the value of the Shares or voting rights attached to the Shares held by the Minority Shareholders, other than (A) the Legal Merger and the Post-Merger Share Sale, (B) the Legal Demerger and the Post-Demerger Share Sale, (C) the Asset Sale, (D) the Second Step Distribution and the Liquidation, (E) the Compulsory Acquisition, or (F) the Section 338(g) Election, the Entity Classification Elections (including any entity conversions necessary to implement such elections) and the TRS Elections.

(g)

Parent shall take such action as may be required to ensure that, as of the Closing, the Parent Board shall include one member designated by the Company (subject to the ordinary procedures of the Nominating and Corporate Governance Committee of the Parent Board for intake of directors), and shall nominate such designee for election at the next annual meeting of stockholders of Parent following the Closing.

Section 2.06 Legal Merger.

(a)

The Company shall perform, and the Buyer shall procure that the Allotting Entity and the Allotting Entity Sub shall perform, and the Company on the one hand and the Parent and the Buyer on the other shall cause the Company Board and the respective boards of the Allotting Entity and Allotting Entity Sub, to perform the following actions:

(i)	as promptly as practicable after the Offer Commencement Date, finalize, adopt and sign the Legal Merger Proposal;

(ii)	promptly following the execution of the Legal Merger Proposal, make all requisite filings and announcements required by Sections 2:313(2), 2:314 and 2:328(5) of the DCC;

(iii)

at the later of (a) one month after the requisite filings and announcements have been made as set forth in Section 2.06(a)(ii) or (b) as promptly as practicable following the closing of the Subsequent Offering Period, at Buyer’s election adopt all necessary resolutions (other than the Legal Merger Resolutions) to enter into and effectuate the Legal Merger in accordance with the Legal Merger Proposal; and

(iv)

together with Buyer, cooperate, provide such assistance and sign all documents and undertake and perform all acts as reasonably necessary to successfully complete the Legal Merger promptly after Closing, if so elected by Buyer in accordance with Section 2.09.

Section 2.07 Legal Demerger.

(a)	The Company shall perform, and shall cause the Company Board to perform, the following actions:

(i)	as promptly as practicable after the Offer Commencement Date, finalize, adopt and sign the Legal Demerger Proposal;

(ii)	promptly following the execution of the Legal Demerger Proposal, make all requisite filings and announcements required by Sections 2:334g(2), 2:334h and 2:334aa(6) of the DCC;

(iii)

at the later of (a) one month after the requisite filings and announcements have been made as set forth in Section 2.07(a)(ii) or (b) as promptly as practicable following the closing of the Subsequent Offering Period, at Buyer’s election adopt all necessary resolutions (other than the Legal Demerger Resolutions) to enter into and effectuate the Legal Demerger in accordance with the Legal Demerger Proposal; and

(iv)

together with Buyer, cooperate, provide such assistance and sign all documents and undertake and perform all acts as reasonably necessary to successfully complete the Legal Demerger promptly after Closing, if so elected by Buyer in accordance with Section 2.09.

Section 2.08 Further Actions.

(a)

If requested by the other Party, the Company, on the one hand, or Parent and Buyer, on the other hand, as applicable, shall take, as of the date of this Agreement or as soon thereafter as is reasonably practicable, the following actions to the extent reasonably necessary or desirable to implement, commence, consummate or otherwise effect the Legal Merger, the Post-Merger Share Sale, the Legal Demerger, Post-Demerger Share Sale, the Asset Sale, the Liquidation and the Second Step Distribution or the Compulsory Acquisition, as the case may be:

(i)

in the case of the Company, (i) the convening of (x) the necessary meetings of the Company Board or any committee thereof and (y) the EGM (and the Subsequent EGM, if any) referenced in, and to the extent required by, Section 2.04 and (ii) the consideration, adoption and approval of any applicable resolutions of the Company Board or any committee thereof as necessary or desirable to convene the EGM (and the Subsequent EGM, if any) referenced and to the extent required by, in Section 2.04, in each case as set forth in Section 2.04, subject to Section 2.09; and

(ii)

in the case of Parent, Buyer and the Company, subject to Section 2.09, the execution of any and all reasonably requested documents, agreements, resolutions or deeds that are necessary or desirable to effectuate the Legal Merger, the Post-Merger Share Sale, the Legal Demerger, Post-Demerger Share Sale, or the Asset Sale, the Liquidation and the Second Step Distribution or Compulsory Acquisition, as the case may be, and the filing or registration of any or all of such documents, agreements or deeds with the appropriate Governmental Authorities.

Section 2.09 Post-Offer Reorganization.

(a)

As promptly as practicable following the closing of the Subsequent Offering Period, Parent and the Company and their respective Subsidiaries, as applicable, shall effectuate or cause to be effectuated a corporate reorganization (the “Post-Offer Reorganization”) of the Company and its Subsidiaries, which shall comprise, at Buyer’s election, one or more of the following actions as elected by Buyer (provided that any action in clauses (vi) through (xiv) shall require the prior written consent of the Company (it being understood that, as of the date hereof, Parent and Buyer have a preference for effectuating the Legal Merger, the Legal Demerger, or the Asset Sale)):

(i) the Legal Merger in accordance with this Section 2.09;

(ii) the Legal Demerger in accordance with this Section 2.09;

(iii) the Asset Sale in accordance with this Section 2.09;

(iv) the Liquidation and the Second Step Distribution in accordance with this Section 2.09;

(v) if permissible under applicable Law, the commencement of the Compulsory Acquisition;

(vi) a contribution of cash or assets by Parent or Buyer or by any Affiliate of Parent or Buyer in exchange for Shares, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of the Minority Shareholders could be excluded;

(vii) a sale and transfer of assets and Liabilities (i) by a Subsidiary of the Company to Parent or Buyer, or an Affiliate of Parent or Buyer, or (ii) by Parent or Buyer or an Affiliate of Parent or Buyer to any Subsidiary of the Company, at terms substantially similar to the terms agreed for the Asset Sale to the extent this relates to substantially all of the assets and Liabilities of the Company and its Subsidiaries;

(viii) a distribution of proceeds, cash or assets to the shareholders of the Company or share buybacks;

(ix) a dissolution and liquidation of the Company;

(x) a subsequent public offer for any Shares held by the Minority Shareholders;

(xi) any transaction between the Company and Parent or Buyer or their respective Affiliates at terms that are not at arm’s length;

(xii) any transaction, including a sale or transfer of any material assets and/or Liabilities, between the Company and its Affiliates or between the Company and Buyer or their respective Affiliates with the objective of utilizing any carry forward tax losses available to the Company, Buyer or any of their respective Affiliates;

(xiii) any transactions, restructurings, share issues, Actions, procedures or proceedings in relation to the Company or one or more of its Affiliates required to effect the aforementioned transactions; or

(xiv) any combination of the foregoing.

(b)	Parent, Buyer and the Company agree that, if Parent or Buyer determines to effectuate the Asset Sale, then promptly following completion of the Asset Sale, Buyer and the Company shall implement:

(i) if, as of expiration of the Subsequent Offering Period, the Post-Offer Reorganization Threshold has been achieved but the Compulsory Acquisition Threshold has not been achieved, the Liquidation and the Second Step Distribution, which, if completed, shall result in (i) in the case the Conversion has not been effected, each Minority Shareholder being offered or receiving in such Post-Offer Reorganization, for each Share then held by such Minority Shareholder, that number of shares of Parent Common Stock equal to the Offer Consideration (subject to Section 2.13, and without interest and less any applicable withholding Taxes) or (ii) in case the Conversion has been effected, each Minority Shareholder being offered or receiving in such Post-Offer Reorganization, for each Post-Conversion Share then held by such Minority Shareholder, one-fifth (1/5th) of the number of shares of Parent Common Stock equal to the Offer Consideration (subject to Section 2.13, and without interest and less any applicable withholding Taxes); or

(ii) if, as of the expiration of the Subsequent Offering Period, the Compulsory Acquisition Threshold has been achieved, the Compulsory Acquisition, which, if completed, shall result in each Minority Shareholder receiving cash in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam).

(c)

Parent, Buyer and the Company agree that, if Parent or Buyer determines to effectuate the Legal Merger, then promptly following completion of the Legal Merger, Buyer shall enter into, and cause the Allotting Entity to enter into, the Post-Merger Share Sale Agreement followed by:

(i) if, as of expiration of the Subsequent Offering Period, the Post-Offer Reorganization Threshold has been achieved but the Compulsory Acquisition Threshold has not been achieved the Liquidation and the Second Step Distribution, which, if completed, shall result in each Minority Shareholder being offered or receiving in such Post-Offer Reorganization, for each share in the share capital of the Allotting Entity then held by such Minority Shareholder, one-fifth (1/5th) of that number of shares of Parent Common Stock equal to the Offer Consideration (subject to Section 2.13, and without interest and less any applicable withholding Taxes); or

(ii) if, as of expiration of the Subsequent Offering Period, the Compulsory Acquisition Threshold has been achieved, the Compulsory Acquisition, which, if completed, shall result in each Minority Shareholder receiving cash in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam).

(d)

Parent, Buyer and the Company agree that, if Parent or Buyer determines to effectuate the Legal Demerger, then promptly following completion of the Legal Demerger, Buyer and the Company shall enter into the Post-Demerger Share Sale Agreement followed by:

(i) if, as of expiration of the Subsequent Offering Period, the Post-Offer Reorganization Threshold has been achieved but the Compulsory Acquisition Threshold has not been achieved, the Liquidation and the Second Step Distribution, which, if completed, shall result in (i) if the Conversion has not been effected, each Minority Shareholder being offered or receiving in such Post-Offer Reorganization, for each Share then held by such Minority Shareholder, that number of shares of Parent Common Stock equal to the Offer Consideration (subject to Section 2.13, and without interest and less any applicable withholding Taxes) or (ii) if the Conversion has been effected, each Minority Shareholder being offered or receiving in such Post-Offer Reorganization, for each Post-Conversion Share then held by such Minority Shareholder, one-fifth (1/5th) of that number of shares of Parent Common Stock equal to the Offer Consideration (subject to Section 2.13, and without interest and less any applicable withholding Taxes); or

(ii) if, as of the expiration of the Subsequent Offering, the Compulsory Acquisition Threshold has been achieved, the Compulsory Acquisition, which, if completed, shall result in each Minority Shareholder receiving cash in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals (Ondernemingskamer van het gerechtshof Amsterdam).

(e)

The board of directors of the Liquidator shall initially consist of the Company (or designee thereof), provided that Buyer (and Parent shall cause Buyer to) and the Company shall use their respective reasonable best efforts to (i) ensure that the board of directors of the Liquidator shall, as soon as practicable after the EGM or the Subsequent EGM, if any, but in any case prior to the Second Step Distribution, consist of one or more professional liquidator(s) or similar service provider(s) (natural person(s) or a professional liquidator service provider(s)) and (ii) reach agreement with such service provider as soon as practicable after the date of this Agreement.

Section 2.10 DCGC. For so long as any Shares are listed on the NYSE, the Company shall continue to adhere to the DCGC on a “comply or explain” basis.

Section 2.11 Certain Adjustments.

(a)

Without limiting the other provisions of this Agreement, in the event that, during the period between the date of this Agreement and the Expiration Time, the number of outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall be changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, then the Offer Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change; provided, that, in any case, nothing in this Section 2.09(a) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(b)

Without limiting the other provisions of this Agreement, in the event that, during the period from the date of this Agreement until the Expiration Time, the outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for Parent Common Stock shall be changed into a different number of shares of Parent Common Stock or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, then the Offer Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to provide the holders of Shares the same economic benefit as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.11(b) shall be construed to permit Parent to make any stock dividend or distribution prohibited by Section 6.05(b).

Section 2.12 Withholding. Notwithstanding anything to the contrary in this Agreement, each of Parent, Buyer, the Company, the Allotting Entity and any of their Affiliates or agents (including any third-party paying agent) shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement or in connection with the Transactions, and from any other payments, deliveries or transfers otherwise required pursuant to this Agreement or in connection with the Transactions such amounts as Parent, Buyer, the Company, the Allotting Entity or any of their Affiliates or agents may be required to deduct and withhold with respect to any such deliveries, transfers and payments under applicable Law. To the extent that such amounts are so withheld and timely paid to the appropriate Governmental Authority by Parent, Buyer, the Company, the Allotting Entity or any of their Affiliates or agents, as the case may be, they shall be treated for all purposes of this Agreement as having been delivered and paid to such Person in respect of which such deduction and withholding was made.

Section 2.13 Exchange of Shares.

(a)

Prior to the Acceptance Time, Buyer shall appoint a bank or trust company selected with the prior written approval of the Company (such approval not to be unreasonably withheld, delayed or conditioned) to act as exchange agent (such exchange agent, which, if practicable, shall also be the depositary pursuant to the Offer, the “Exchange Agent”) for the payment of the Offer Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement, including the delivery, following the Expiration Time, of the Offer Consideration to the holders of Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time, and the implementation of the Second Step Distribution. The Exchange Agent Agreement shall be in form and substance reasonably satisfactory to the Company.

(b)

Buyer shall, and Parent shall cause Buyer to, deposit, or cause to be deposited, with the Exchange Agent, within two (2) Business Days after the Acceptance Time, in trust for the benefit of the holders of Shares validly tendered and not properly withdrawn pursuant to the Offer as of the Acceptance Time, the aggregate Fractional Share Cash Amount payable in the Offer to holders of Shares and shall deposit, and shall cause to be deposited, with the Exchange Agent, at such time, evidence of Parent Common Stock in book-entry form (or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Offer Consideration payable in the Offer (such cash and Parent Common Stock, together with any dividends or distributions with respect thereto and the aggregate Fractional Share Cash Amount, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver such whole shares of Parent Common Stock contemplated to be issued pursuant to Section 2.01(b).

(c)

In the event that the Post-Offer Reorganization is effectuated the Buyer shall, and Parent shall cause Buyer to, deposit, or cause to be deposited, with the Exchange Agent, immediately after the effectuation of the Asset Sale, the Post-Demerger Share Sale or the Post-Merger Share Sale, as the case may be, in trust for the benefit of the Minority Shareholders, evidence of Parent Common Stock in book-entry form (or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the number of shares in Parent Common Stock to which the Minority Shareholders become entitled pursuant to the Second Step Distribution (together with any dividends or distributions with respect to such Parent Common Stock). The Exchange Agent shall, pursuant to irrevocable instructions of Buyer and the Company (or, if the Legal Merger is effectuated, the Allotting Entity), deliver such shares of Parent Common Stock contemplated to be issued pursuant to Section 2.13(f).

(d)	The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by the Exchange Agent from time to time hereunder.

(e)

None of Parent, the Company, Buyer or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund (including for purposes of this Section 2.13, any shares in Parent Common Stock deposited pursuant to Section 2.13(c) and delivered pursuant to Section 2.13(f) and any cash received from the sale of shares in Parent Common Stock as set forth in Section 2.13(f)) or the Offer Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Offer Consideration or the cash to be paid in accordance with this Article 2 remains undistributed to the holders of Shares, with respect to Shares validly tendered and not properly withdrawn pursuant to the Offer, as of the second (2nd) anniversary of the Acceptance Time (or immediately prior to such earlier date on which the Offer Consideration or such cash would otherwise escheat to or become the property of any Governmental Authority), shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f)

In the event that the Post-Offer Reorganization is effectuated and the Second Step Distribution is implemented, the Buyer and the Company shall jointly advise, in accordance with Section 5.07, the Exchange Agent in writing of (i) the number of shares in Parent Common Stock to which the Minority Shareholders of the Company (or, if the Legal Merger is effectuated, the Allotting Entity) become entitled pursuant to the Second Step Distribution (prior to giving effect to any Tax withholding) and (ii) the amount of Dutch dividend withholding Tax in respect of the Second Step Distribution that is required to be withheld and remitted to the competent Tax authority in Euros (the aggregate amount of such Dutch dividend withholding Tax in Euros, the “Aggregate Withholding Amount”). The Exchange Agent shall be authorized, acting as agent of the Company (or, if the Legal Merger is effectuated, the Allotting Entity) as withholding agent (inhoudingsplichtige) and for the account of the Minority Shareholders as taxpayers of the applicable Dutch dividend withholding Tax, to sell, in one or more transactions such number of shares of Parent Common Stock to which the shareholders would otherwise be entitled as is necessary to obtain in Dollars an amount in net cash proceeds that converted in Euros is as close as possible to, but no less than, the Aggregate Withholding Amount (the “Parent Common Stock Sale). From the net cash proceeds obtained pursuant to the Parent Common Stock Sale the Exchange Agent shall, as soon as possible, remit to the competent Tax authority the Aggregate

Withholding Amount as agent of the Company (or, if the Legal Merger is effectuated, the Allotting Entity), as withholding agent (inhoudingsplichtige) or transfer to the Company (or, if the Legal Merger is effectuated, the Allotting Entity) the Aggregate Withholding Amount to enable the Company (or, if the Legal Merger is effectuated, the Allotting Entity) as withholding agent (inhoudingsplichtige) to remit the Aggregate Withholding Amount to the competent Tax authority. In the event that the net cash proceeds obtained by the Exchange Agent pursuant to the Parent Common Stock Sale exceed the Aggregate Withholding Amount, such surplus cash proceeds shall be paid to the Minority Shareholders consistent with the procedures for payment of cash in lieu of fractional shares; provided that the Buyer shall be entitled to any surplus if the amount thereof is de minimis. The Exchange Agent shall be instructed and authorized to sell, in one or more transactions, an additional number of shares of Parent Common Stock on behalf of and for the benefit of Minority Shareholders to the extent necessary to make payments to each individual Minority Shareholder in lieu of fractional shares of Parent Common Stock that such Minority Shareholders would otherwise be entitled to receive after withholding of applicable Taxes (including Dutch dividend withholding Tax), including through the Parent Common Stock Sale, whereby the net cash proceeds of such additional share sales shall determine the compensation for the relevant fractions of shares of Parent Common Stock. As a result the Exchange Agent shall (x) (A) in case neither the Conversion nor the Post-Merger Share Sale has been effectuated, deliver to each Minority Shareholder a number of shares of Parent Common Stock equal to (a) the product of (i) the Offer Consideration and (ii) the number of Shares held by such Minority Shareholder immediately before the Second Step Distribution minus (b) the number of Parent Common Stock sold by the Exchange Agent to satisfy the payment of the individual Dutch dividend withholding Tax liability minus (c) the number of Parent Common Stock sold by the Exchange Agent to make a cash compensation to such Minority Shareholder in lieu of its individual fractional shares (if any) in accordance with the previous sentence of this Section 2.13(f), (B) in case the Conversion has been effectuated, deliver to each Minority Shareholder a number of shares of Parent Common Stock equal to (a) the product of (i) the Offer Consideration and (ii) one-fifth (1/5th) of the number of Post-Conversion Shares held by such Minority Shareholder immediately before the Second Step Distribution minus (b) the number of Parent Common Stock sold by the Exchange Agent to satisfy the payment of the individual Dutch dividend withholding Tax liability of such Minority Shareholder minus (c) the number of Parent Common Stock sold by the Exchange Agent to make a cash compensation to such Minority Shareholder in lieu of its individual fractional shares (if any) in accordance with the previous sentence of this Section 2.13(f), or (C) in case the Post-Merger Share Sale has been effectuated, deliver to each Minority Shareholder a number of shares of Parent Common Stock equal to (a) the product of (i) the Offer Consideration and (ii) one-fifth (1/5th) of the number of shares in the capital of the Allotting Entity held by such Minority Shareholder immediately before the Second Step Distribution minus (b) the number of Parent Common Stock sold by the Exchange Agent to satisfy the payment of the individual Dutch dividend withholding Tax liability of such Minority Shareholder minus (c) the number of Parent Common Stock sold by the Exchange Agent to make a cash compensation to such Minority Shareholder in lieu of its individual fractional shares (if any) in accordance with the previous sentence of this Section 2.13(f) and (y) transfer to such Minority Shareholder the cash compensation to which such Minority Shareholder is entitled under (c) above. Banks and other financial institutions may charge administrative costs to Minority Shareholders in relation to the transfer of the Second Step Distribution to their accounts, for which no compensation will be paid to such Minority Shareholders. For the avoidance of doubt, no Minority Shareholder shall have a further right to Parent Common Stock, cash compensation or any other consideration in respect of the Second Step Distribution other than the number of shares of Parent Common Stock and any cash compensation in lieu of its fractional shares (if any) in accordance with this Section 2.13(f).

Section 2.14 No Fractional Shares. In lieu of any fractional shares of Parent Common Stock that otherwise would be issuable pursuant to the Offer, each holder of Shares who otherwise would be entitled to receive a fraction of a share of Parent Common Stock pursuant to the Offer (after aggregating all Shares tendered in the Offer (and not validly withdrawn) by such holder) shall be paid an amount in cash (without interest) equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Trading Price, rounded to the nearest one-hundredth of a cent (the “Fractional Share Cash Amount”).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in any Company SEC Documents publicly available at least two (2) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded) or (b) set forth in writing in the corresponding section, or in another section, of the Company Letter to the extent that the relevance thereof would be reasonably apparent on the face of such disclosure that such disclosure is applicable to such section of the Company Letter, the Company represents and warrants to Parent and Buyer as follows:

Section 3.01 Corporate Existence and Power. The Company is duly organized and validly existing under the Laws of the Netherlands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing (where applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent and Buyer true, correct and complete copies of the Company Organizational Documents and the Company and its Subsidiaries are not in violation of any provisions of the Company Organizational Documents, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.02 Corporate Authorization.

(a)

The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company and its applicable Subsidiaries of the Signing Transactions, including the Offer, the Compulsory Acquisition, the Legal Merger, the Legal Demerger, the Asset Sale, the Second Step Distribution and the Liquidation, are within the corporate powers of the Company and its applicable Subsidiaries and have been duly and validly authorized by all necessary corporate action on the part of the Company and such Subsidiaries and no other corporate proceedings on the part of the Company or such Subsidiaries and, except for the approvals to be sought at the EGM (and the Subsequent EGM, if any) as described in Section 2.04(a)(i)-(viii), no shareholder votes are necessary to authorize this Agreement or to consummate the Signing Transactions. Assuming due authorization, execution and delivery hereof by Parent and Buyer, this Agreement constitutes a valid and binding agreement of the Company, subject to the Enforceability Exceptions.

(b)

At a meeting duly called and held, the Company Board unanimously (i) determined that this Agreement and the Signing Transactions are in the best interests of the Company, its shareholders and other stakeholders, (ii) approved and adopted this Agreement (including the execution, delivery and performance hereof by the Company) and approved the Signing Transactions and (iii) resolved, on the terms and subject to the conditions set forth in this Agreement, including Section 5.03(d), to recommend acceptance of the Offer by the shareholders of the Company and to recommend approval and adoption of the matters set forth in Section 2.04(a) (such recommendation, the “Company Recommendation”).

Section 3.03 Governmental Authorization. No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions, other than (a) compliance with any applicable requirements of the Required Approvals, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities Laws, (c) compliance with the rules and regulations of the NYSE and (d) any consents, approvals, Orders, authorizations, registrations, declarations, filings or notices, the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (a) materially contravene, conflict with or result in any material violation or breach of any provision of the Company Organizational Documents, (b) assuming compliance with the matters referred to in Section 3.03, cause or result in any breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit or right under, or result in the creation of any Lien (other than any Permitted Lien) in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or require any consent, waiver or approval of any Person, or result in the triggering of any rights that the counterparty would not otherwise have or any Liabilities that the Company and its Subsidiaries would not otherwise have, pursuant to any provision of any Material Contract or Company Property Lease, (c) result in the revocation, invalidation or termination of any Company Permit or (d) assuming compliance with the matters referred to in Section 3.03, violate or conflict with (i) any Law or Order applicable to the Company or any of its Subsidiaries or by which the Company or its Subsidiaries, or any of their respective properties or assets, is bound or (ii) any rule or regulation of the NYSE applicable to the Company other than, in the case of clauses (b), (c) and (d) above, any matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05 Capitalization.

(a)

The authorized share capital of the Company consists of 200,000,000 Shares. As of the close of business on October 25, 2019, (A) 76,608,822 Shares were issued and outstanding (excluding Company Restricted Shares and Company Performance Shares), (B) 6,250 Shares were held in treasury by the Company, (C) 163,584 Shares were subject to issuance pursuant to outstanding Company Options, (D) 416,634 Shares were subject to issuance pursuant to outstanding Company Restricted Shares, (E) no Shares were issued under the Company’s YourShare Plan, and (F) 506,424 Shares (assuming maximum performance targets are achieved, regardless of when the performance period ends) or 353,593 Shares (assuming performance targets are achieved at the target level, regardless of when the performance period ends) were subject to issuance pursuant to outstanding Company Performance Shares. Since such date through the date of this Agreement, the Company has not issued or agreed to issue any shares of capital stock or voting securities of, or other equity interests in, the Company, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of, or other equity interests in, the Company, other than Shares issued pursuant to any exercise of Company Options or the vesting and payment of Company Restricted Shares or Company Performance Shares outstanding as of such date in accordance with their terms.

(b)

All issued and outstanding Shares and all Shares that are subject to issuance, upon issuance prior to the Closing in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable, (ii) are not, or upon issuance will not be, subject to any pre-emptive rights and (iii) are, to the extent owned directly or indirectly by the Company, owned free and clear of all material Liens and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the 1933 Act and other applicable securities Laws and restrictions set forth in the Tender and Support Agreement.

(c)

Except as set forth in Section 3.05(a), as of the date of this Agreement, there are no issued or obligations to issue (i) shares in the share capital of the Company or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares in the share capital of the Company or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from the Company, or other obligations of the Company to issue, any shares in the share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in the share capital or other voting securities or ownership interests in the Company or (iv) stock options, restricted shares or stock unit awards, stock appreciation rights, performance units or similar securities, phantom stock rights, profits interests or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or voting securities of or ownership interests in the Company, in each case issued by the Company or its Subsidiaries (the items in clauses (iii) and (iv) being referred to collectively as the “Equity-Based Awards”, and the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company to issue or sell any Company Securities, or give any Person a right to subscribe for or acquire any Company Securities from the Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no voting trusts, proxies or other agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any Company Securities. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company on any matters with respect to the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Shares. There is no shareholder rights plan, “poison pill” or similar device in effect with respect to the Company or any Subsidiary of the Company.

(d)

Section 3.05(d) of the Company Letter sets forth, as of the date of this Agreement, a true, complete and correct list of: (i) for each Company Option outstanding as of the date of this Agreement: (1) the name of the holder thereof; (2) the number of Shares issuable upon the exercise of such Company Option; (3) the exercise price thereof; (4) the date of grant and the expiration date thereof, and (5) whether such Company Option is intended to be tax qualified pursuant to applicable Law; (ii) for each award of Company Restricted Shares outstanding as of the date of this Agreement, (1) the name of the holder thereof; (2) the number of Shares subject to such award of Company Restricted Shares; and (3) the date of grant of such award of Company Restricted Shares; and (iii) for each holder of Company Performance Shares outstanding as of the date of this Agreement, (1) the name of the holder thereof; (2) the target number of Shares subject to such award of Company Performance Shares; and (3) the date of grant thereof. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board, or a committee thereof, and each Company Option, Company Restricted Share and Company Performance Share grant was made in accordance in all material respects with the terms of the applicable Company Equity Plan and applicable Laws. The per share price of each Company Option was not less than the fair market value of a Share on the applicable grant date. All Equity-Based Awards have been granted under a Company Equity Plan. Accurate and complete copies of the standard form of agreement evidencing Company Options, Company Restricted Shares and Company Performance Shares has been made available to Parent, and no Company Option or award of Company Restricted Shares or Company Performance Share have been granted pursuant to an agreement that deviates from the standard form of agreement in any material respect.

(e)

None of the Company Securities are owned by any Subsidiary of the Company. Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any material equity interest in any Person, or has any obligation or has made any agreement to acquire any such equity interest, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

(f)

All dividends and distributions (including dividend equivalents) on any Company Securities that have been declared or authorized for payment prior to the date of this Agreement have been paid in full (net of any withholding taxes).

Section 3.06 Subsidiaries.

(a)

Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the Laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company and their respective jurisdictions of organization are set forth in Section 3.06(a) of the Company Letter.

(b)

Except as set forth in Section 3.06(b) of the Company Letter, all of the outstanding shares in the share capital or other voting securities of, or ownership interests in, each Subsidiary of the Company have been duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and are owned by the Company, directly or indirectly, free and clear of any Lien. Except for securities owned by the Company or one of its Subsidiaries, there are no issued, reserved for issuance or outstanding or contractual obligations to issue (i) shares of capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company, (iii) warrants, calls, options shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares in the share capital or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iv) stock options, restricted shares or stock units, stock appreciation rights, performance units or similar securities, phantom stock units, profits interests or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Subsidiary Securities”). There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any Company Subsidiary Securities, or give any Person a right to subscribe for or acquire any Company Subsidiary Securities from the Company or any Subsidiary of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any Company Subsidiary Securities.

(c)

Except for the Company Subsidiary Securities, the Company does not own, directly or indirectly, any other capital stock, debt securities or equity securities (including any securities convertible into shares or equity interests of) or other capital interests of any Person.

Section 3.07 SEC Filings.

(a)

The Company has timely filed or furnished, as applicable, with the SEC all registration statements, forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date of this Agreement by it with the SEC since December 31, 2016 (collectively, the “Company SEC Documents”).

(b)

As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the 1933 Act) and as of their respective filing dates (in the case of all other applicable Company SEC Documents), or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, each of the Company SEC Documents (i) complied at the time it was filed as to form in all material respects with the requirements of the 1934 Act and the 1933 Act, as the case may be, applicable to such Company SEC Documents and in effect at the time it was filed and (ii) was prepared in all material respects in accordance with the applicable requirements of the 1933 Act, the 1934 Act and other applicable Law, each as in effect on the date so filed.

(c)

As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such amendment or superseding filing with respect to the disclosures that are amended), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.

(d)

As of the date of this Agreement, (i) there are no material outstanding or unresolved comments in comment letters received from the SEC or its staff with respect to the Company SEC Documents and (ii) to the knowledge of the Company, none of the Company SEC Documents is the subject of an ongoing SEC review.

(e)

No Subsidiary of the Company is subject to the periodic reporting requirements of the 1934 Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

Section 3.08 Financial Statements.

(a)	Since December 31, 2016, the consolidated financial statements (not including the Dutch statutory accounts) of the Company (including any related notes thereto) included in the Company SEC Documents:

(i) as of their respective filing dates with the SEC (or, if such Company SEC Documents were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto in effect at the time of such filing;

(ii) were prepared in accordance with IFRS applied on a consistent basis (except as may be indicated in the notes to those financial statements and except in the case of the unaudited financial statements, for normal year-end adjustments as permitted by the SEC); and

(iii) fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for the periods indicated.

(b)

Since December 31, 2016, there has been no change in the Company’s accounting methods or principles that is material and would be required to be disclosed in the Company’s financial statements in accordance with IFRS, except as described in the notes thereto.

(c)

Since December 31, 2016, neither the Company nor, to the knowledge of the Company, any third-party auditor of the Company has received any material written complaint, allegation, assertion or claim regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2016.

Section 3.09 Internal Controls.

(a)

The Company has implemented, and at all times since December 31, 2016 has maintained, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company on a consolidated basis, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that would have or reasonably be expected to have a material effect on the Company’s financial statements.

(b)

The Company (i) has implemented, and at all times since December 31, 2016 has maintained, “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the 1934 Act) reasonably designed to ensure that material information relating to the Company including its consolidated Subsidiaries is or was, as applicable, made known on a timely basis to the individuals responsible for the preparation of the Company SEC Documents and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting”. Any material change in internal control over financial reporting required to be disclosed in any Company SEC Document on or prior to the date of this Agreement has been so disclosed.

(c)

The Company has made available to Parent and Buyer true and complete copies of any disclosure documents contemplated as of the date of this Agreement by clauses (A) and (B) in Section 3.09(b) made by management to the Company’s independent auditors and to the Audit Committee of the Company Board since December 31, 2016.

(d)	The Company is in compliance in all material respects with the applicable listing and corporate governance requirements of the NYSE.

Section 3.10 Company Disclosure Documents.

(a)

Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s shareholders, in each case, in connection with the Transactions, including the Schedule 14D-9 and the EGM Materials, and any amendments or supplements thereto (the “Company Disclosure Documents”), when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act and other applicable Law governing the preparation, distribution and dissemination of such documents.

(b)

The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent and Buyer for use in the Schedule TO, the Offer Documents and the Registration Statement (including the Offer Prospectus and Parent Proxy), at the time of the filing of the Schedule TO and the Registration Statement or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and Offer Prospectus and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The representations and warranties contained in this Section 3.10(b) will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Schedule TO, the Offer Documents or the Registration Statement (including the Offer Prospectus and Parent Proxy) based upon information supplied by Parent, Buyer or any of their respective Representatives specifically for use or incorporation by reference therein.

Section 3.11 Absence of Certain Changes.

(a)

From December 31, 2018 until the date of this Agreement, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)

From December 31, 2018 until the date of this Agreement, the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects.

Section 3.12 No Undisclosed Liabilities.

(a)

As of December 31, 2018, there were no, and since such date there have not been any, liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (each a “Liability,” and, collectively, “Liabilities”), of the Company or any of its Subsidiaries that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with IFRS or in the notes thereto, other than:

(i) Liabilities disclosed, reflected or provided for on the Company Balance Sheet or the notes thereto set forth in the Company SEC Documents;

(ii) Liabilities incurred since December 31, 2018 in the ordinary course of business consistent with past practice;

(iii) Liabilities incurred in connection with the Transactions or as expressly permitted or contemplated by this Agreement;

(iv) Liabilities and obligations solely between the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company;

(v) Liabilities which have been discharged or paid in full prior to the date of this Agreement; and

(vi) other Liabilities that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)

Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1934 Act), where the result, purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries, taken as a whole, in its published financial statements or other Company SEC Documents.

Section 3.13 Compliance with Laws; Regulatory Matters.

(a)

Other than for non-compliance or violations which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are and, at all times since December 31, 2016, have been, in compliance with all applicable Laws. To the knowledge of the Company, no investigation or review by any Governmental Authority with respect to any material violation of applicable Law by the Company or any of its Subsidiaries is pending or has been threatened in writing. Since December 31, 2016, neither the Company nor any of its Subsidiaries has received any written notice or communication that the Company or any of its Subsidiaries are in violation of any applicable Law, except for such violations that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)

(i) The Company and its Subsidiaries hold, or each Real Property and, to the knowledge of the Company, each Additional Real Property, assuming the consummation of the transaction contemplated by the applicable Property Acquisition Agreement, benefits from, all authorizations, licenses, permits (including all building permits), permissions, certificates, filings, consents, variances, exemptions, waivers, approvals, Orders, allowances, registrations and clearances of any Governmental Authority necessary for the Company and each of its Subsidiaries to own, lease, use, access and operate its properties and assets, and to construct and develop each Development Property (to the extent customary for the applicable stage of construction) and to carry on and operate its businesses as currently conducted (the “Company Permits”), (ii) neither the Company nor any of its Subsidiaries has received written notice from, or on behalf of, any Governmental Authority with jurisdiction over the applicable property that any authorizations, licenses, permits (including all building permits), permissions, certificates, filings, consents, variances, exemptions, waivers, approvals, Orders, allowances, registrations or clearances of such Governmental Authority that are necessary for the completion or operation of any Development Property that are customarily issued at a stage of construction after the date hereof will not be issued or granted, will be refused or will be subject to any material conditions that are not customary in such jurisdiction, (iii) the Company and each of its Subsidiaries are, and at all times since December 31, 2016 have been, in compliance with the terms of the Company Permits, and all of the Company Permits are valid and in full force and effect and (iv) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of any violation or failure to comply with any Company Permit and no suspension, modification, revocation or cancellation of any of the Company Permits is, to the knowledge of the Company, pending or threatened, except, in the case of each of clauses (i), (ii), (iii), and (iv), as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)

Except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) neither the Company nor any of its Subsidiaries has, nor, to the knowledge of the Company, have any of their Representatives acting on behalf of the Company or any of its Subsidiaries, violated any Anti-Corruption Laws and (ii) neither the Company nor any of its Subsidiaries has, nor, to the knowledge of the Company, have any of their Representatives acting on behalf of the Company or any of its Subsidiaries, offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and those entertainment and travel expenses that go beyond what is reasonable and customary and of modest value to any Government Official or to any Person under circumstances where the Company, any Subsidiary of the Company or the Representative knew, or ought reasonably to have known (after due and proper inquiry), that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to a Person (A) for the purpose of (1) influencing any official act or decision of a Government Official in their official capacity, (2) inducing a Government Official to do or omit to do any official act in violation of their lawful duties, (3) securing any improper advantage, (4) inducing a Government Official to influence or affect any official act or decision of any Governmental Authority or (5) assisting the Company, any Subsidiary of the Company, or any Representative in improperly obtaining or retaining business for or with, or directing business to, the Company, any Subsidiary of the Company or any Representative or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(d)

The Company and each of its Subsidiaries are, and at all times since December 31, 2016 have been, in compliance in all material respects with all applicable Anti-Corruption Laws and Economic Sanctions/Trade Laws. The Company and each of its Subsidiaries do not, and have not since December 31, 2016, carried on any business, directly or knowingly indirectly, in violation in any material respect of applicable Economic Sanctions/Trade Laws.

(e)

Since December 31, 2016, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority of any alleged act or omission by the Company or any of its Subsidiaries or any Third Party acting at the express direction of the Company or any of its Subsidiaries, arising under or relating to any noncompliance in any material respect with any applicable Anti-Corruption Laws or Economic Sanctions/Trade Laws. Since December 31, 2016, neither the Company nor any of its Subsidiaries has made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or noncompliance in any material respect with any applicable Anti-Corruption Law or Economic Sanctions/Trade Law. Since December 31, 2016, the Company and its Subsidiaries have implemented and maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter material violations of applicable Anti-Corruption Laws and Economic Sanctions/Trade Laws.

(f)	Neither the Company nor any of its Subsidiaries has any Contracts or subcontracts to supply goods or services directly to the United States federal government.

Section 3.14 Litigation. Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) there is no Action pending against, or, to the knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries or any property or assets of the Company or any of its Subsidiaries before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority, (b) neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order of any Governmental Authority specifically imposed upon the Company or any of its Subsidiaries and (c) there are no internal investigations or internal inquiries that, since December 31, 2016, have been conducted by or at the direction of the Company Board (or any committee thereof) and no Actions pending or, to the knowledge of the Company, threatened in writing, in each case concerning any financial, accounting or other misfeasance or malfeasance issues or that would reasonably be expected to lead to a voluntary disclosure or enforcement action.

Section 3.15 Real and Personal Property.

(a)

Section 3.15(a) of the Company Letter sets forth a list of the addresses of each Real Property (and noting whether such Real Property is) owned, leased (as lessee or sublessee) (including ground leased), licensed (as licensee) by the Company or any of its Subsidiaries as of the date hereof, which comprises all of the lands and buildings owned, occupied or used by the Company or its Subsidiaries or in which the Company or its Subsidiaries has an interest.

(b)

Section 3.15(b) of the Company Letter sets forth a list of the addresses of each facility and real property (other than Real Property) which, as of the date hereof, is under Contract by the Company or any of its Subsidiaries for purchase or which is required under a binding Contract to be leased, subleased or licensed by the Company or any of its Subsidiaries after the date hereof (each such facility and real property, an “Additional Real Property,” and each such Contract, a “Property Acquisition Agreement”). Except as set forth in Section 3.15(b) of the Company Letter and except for any Property Acquisition Agreement, neither the Company nor any of its Subsidiaries is (i) under written agreement required to dispose of any Real Property or, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, any Additional Real Property or acquire any interest in real property with a fair market value in excess of €5,000,000 or that provides (or, following such acquisition, or during any year hereafter under any existing agreement, would provide) for annual rental payments in excess of €5,000,000 in any year or (ii) legally bound by any unexpired option to purchase agreement, right of first refusal or first offer in favor of any Person, or any other right to purchase, ground lease, sub-lease, surrender, lease, assign or otherwise acquire or dispose of any Real Property, any Additional Real Property or any other real property with a fair market value in excess of €5,000,000 or that provides (or, following such acquisition, or during any year hereafter under any existing agreement, would provide) for annual rental payments in excess of €5,000,000 in any year.

(c)

The Company or one of its Subsidiaries is the sole legal and beneficial owner of each Real Property (and, to the knowledge of the Company, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, will be the sole legal and beneficial owner of each Additional Real Property) and has good and marketable title in fee simple (ownership) title, or local equivalent, or valid leasehold title or right of superficies title (as applicable) to, each Real Property (and, to the knowledge of the Company, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, will have such title in respect of each Additional Real Property) including any buildings erected on it, in each case free and clear of all Liens other than Permitted Liens, and, to the extent necessary to obtain and maintain such title, duly registered in accordance with local Laws.

(d)

Neither the Company nor any of its Subsidiaries has received written notice that, or has knowledge of, (i) any agreement, easement or other right that is necessary to permit the use and operation of the buildings and improvements on any Real Property or, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, any Additional Real Property (including the buildings and improvements proposed to be constructed on each Development Property, except to the extent that such agreement, easement or other right is customarily granted only upon completion of construction) is not in full force and effect as of the date hereof, except for such failures to be in full force and effect that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) any agreement, easement or other right that is necessary to permit the use and operation of the buildings and improvements on Development Property that has not, or will not be issued or granted or is or will be subject to any conditions that are not customary in the applicable jurisdiction, except as would not have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or (iii) any alleged violation or pending cancellation of any of the foregoing in clauses (i) and (ii), except for such violations or cancellations that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is party to any discussions regarding the modification of any agreement, easement or other right that is necessary to permit the use and operation of the buildings and improvements on any Real Property or, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, any Additional Real Property (including the buildings and improvements proposed to be constructed on each Development Property), except for modifications that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)

True and complete copies in all material respects of all ground and other leases affecting the interest of the Company or any of its Subsidiaries in the Leased Real Property pursuant to which the Company or any of its Subsidiaries is lessee or sublessee, or pursuant to which the Company or any of its Subsidiaries holds an interest based on a right of leasehold or a right of superficies, and all supplemental and ancillary documents, amendments, modifications (including pursuant to any estoppel), guarantees, renewals and extensions whatsoever exercised related thereto (collectively, the “Company Property Leases”) in effect as of the date hereof, have been made available to Parent. True and complete copies of each Property Acquisition Agreement have been made available to Parent.

(f)

Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party thereto, is in breach or violation of, or default under, any Company Property Lease or Property Acquisition Agreement, (ii) to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Property Lease or Property Acquisition Agreement, (iii) all steps in rent reviews under the Company Property Leases have been duly taken and no rent reviews are or should be currently under negotiation or the subject of a reference to an expert or arbitrator and (iv) each Company Property Lease and each Property Acquisition Agreement is valid and binding on the Company and each of its Subsidiaries that is a party thereto, and is in full force and effect, subject to the Enforceability Exceptions. Neither the Company nor any of its Subsidiaries has received written notice of any violation or default under or notice to terminate or challenge the validity or enforceability of any Company Property Lease or Property Acquisition Agreement, except for violations, defaults, notices to terminate or challenges to the validity or enforceability of any Company Property Lease or Property Acquisition Agreement that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)

Neither the Company nor any of its Subsidiaries is a party to any agreement pursuant to which the Company or any of its Subsidiaries manages, or manages the development of, any real property (other than the Owned Real Property, the Leased Real Property and each Development Property) for any Person other than the Company or its Subsidiaries.

(h)

The Company and its Subsidiaries have good and valid title to, or a valid and enforceable lease or leasehold interest in, or other right to use, all personal property owned, used, or held for use by them as of the date hereof (including Customer Contracts but excluding property owned by Customers under Customer Contracts and used or held in connection with the applicable tenancy and property owned by Landlords), except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company’s or any of its Subsidiaries’ ownership of or leasehold interest in any material personal property is subject to any Liens except for Permitted Liens.

(i)

Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Real Property (and, to the knowledge of the Company, all Additional Real Property) and all personal property owned, used, or held for use, in connection therewith are, to the knowledge of the Company, in working order sufficient for their normal operation in the manner currently being operated and without any structural defects, other than as may be disclosed in any physical condition reports that have been made available to Parent and other than repairs and maintenance necessary in the ordinary course given such property’s age and intended use.

(j)

The Company has received no written notice of, nor to the knowledge of the Company, is there threatened in writing, any appropriation, compulsory purchase, condemnation or like proceeding or order materially affecting any Real Property or any part thereof or, to the knowledge of the Company, any Additional Real Property or any part thereof (or sale or other disposition of any Real Property or any part thereof or, to the knowledge of the Company, any Additional Real Property or any part thereof in lieu of any condemnation or like action), except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k)

Section 3.15(a) of the Company Letter sets forth a true and complete list of all agreements which require the Company or any of its Subsidiaries to pay any material leasing, brokerage or similar commission in connection with the Customer Contracts, Company Property Leases or Property Acquisition Agreements. The Company has provided to Buyer true, correct and complete (in all material respects) copies of all such material leasing, brokerage, and commission agreements, and no such leasing, brokerage or commission agreements have been amended, modified or terminated except as set forth in Section 3.15(a) of the Company Letter.

(l)

There are no Infrastructure Agreements that (i) materially prevent the Company or any of its Subsidiaries from conducting their businesses in the ordinary course of business consistent with past practice (or, to the knowledge of the Company, following the consummation of any Property Acquisition Agreement, will materially prevent the Company or any of its Subsidiaries from conducting their businesses in the ordinary course of business) or (ii) except as set forth on Section 3.15(l) of the Company Letter, imposed payment obligations on the Company or any of its Subsidiaries in excess of €5,000,000 in any country in the six month period ended June 30, 2019. The Company and each of its Subsidiaries holds such right, title and interest in and to the Infrastructure Agreements as is reasonably necessary to conduct its business as conducted as of the date hereof, and neither the Company nor any of its Subsidiaries has experienced any unresolved disputes or issues related to the Infrastructure Agreements, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach or violation of, or default under, any Infrastructure Agreement, (ii) no event has occurred that with notice or lapse of time or both would constitute a breach of or default under any Infrastructure Agreement by the Company or any of its Subsidiaries, or to the knowledge of the Company, any other party thereto and (iii) each Infrastructure Agreement is legal, valid and binding on the Company or its applicable Subsidiary that is a party thereto, and is in full force and effect (subject to the Enforceability Exceptions). To the knowledge of the Company, each Real Property benefits and each Additional Real Property, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, benefits from any Infrastructure Agreements that are necessary for the Company and each of its Subsidiaries to conduct its business as conducted as of the date hereof, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(m)

None of the Company nor any of its Subsidiaries is subject to (or will assume with respect to any Additional Real Property) any Customer Contract or other agreement to provide electric power to any Person (i) except in the ordinary course of business or (ii) that, in the case of any Real Property or, assuming the consummation of the transactions contemplated by the applicable Property Acquisition Agreement, any Additional Real Property, would obligate the Company or its applicable Subsidiary to provide to Customers under Customer Contracts at such Real Property or such Additional Real Property, electric power in excess of the aggregate amount of electric power reasonably expected by the Company to be available at such Real Property or such Additional Real Property.

(n)

Section 3.15(n) of the Company Letter lists each Real Property and each Additional Real Property that is under construction or development (including the build out of any shell space) as of the date hereof and the status of such construction or development as of the date hereof (each, a “Development Property”). With respect to each Development Property, the construction and development is currently on schedule to be completed in accordance with the development and construction schedules promised to any Customers pursuant to any Customer Contract. Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company any other party to any agreement in respect of the construction or development of a

Development Property is in breach or violation or default under such agreement that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. With respect to each Development Property, Section 3.15(n) of the Company Letter sets forth (x) the total budgeted costs of development and construction for such Development Property and (y) the total amount spent or incurred by the Company or its applicable Subsidiary in connection therewith as of the date hereof. Neither the Company nor any of its Subsidiaries has engaged any Person other than any construction project manager to provide Third Party development management services with respect to any Real Property or any Additional Real Property where the amounts payable to such Third Party exceeds or is expected to exceed €5,000,000.

(o)

To the knowledge of the Company, the development and construction of each Development Property is being carried out (i) in good and workmanlike manner consistent with applicable codes of practice in the relevant jurisdiction; (ii) using only materials of a quality consistent with applicable codes of practice and suitable for buildings of the nature being developed; and (iii) in compliance with all applicable Laws, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(p)

As of the date hereof, there are no current or anticipated cost overruns in excess of 10% of the total budgeted costs of development and construction for each Development Property referred to in Section 3.15(n) of the Company Letter.

(q)	The Company hereby makes the additional representations and warranties set forth in Schedule 3.15(q).

Section 3.16 Intellectual Property.

(a)

Section 3.16(a) of the Company Letter sets forth, as of the date of this Agreement, a complete and correct (in all material respects) list of all registrations and applications for registration for all Owned Intellectual Property Rights, including in each case the title or description of the Owned Intellectual Property Right, jurisdiction, registration or application number, registration or application date, and owner, as applicable. The Company or one of its Subsidiaries is the sole and exclusive owner of each such registration and application for Intellectual Property Rights, and each such registration and application is subsisting and, to the knowledge of the Company, valid and enforceable.

(b)

Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or its Subsidiaries, as applicable, own, or are licensed to use, all Intellectual Property Rights as used in the conduct of the businesses as currently conducted; (ii) the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Person; (iii) neither the Company nor any of its Subsidiaries has received or sent any written complaint, claim, demand or notice that, as of the date of this Agreement, is pending or unresolved alleging any infringement, misappropriation or other violation of any Intellectual Property Rights (including in the form of written demands to obtain a license); and (iv) neither the Company nor any of its Subsidiaries has entered into any material consents, Orders, indemnifications, forbearances to sue, co-existence agreements, settlement agreements, licenses or other arrangements that (A) restrict the Company’s or any of its Subsidiaries’ Owned Intellectual Property Rights, (B) restrict the Company’s or any of its Subsidiaries’ businesses in order to accommodate a Third Party’s Intellectual Property Rights, (C) permit Third Parties to use any Owned Intellectual Property Rights or (D) reasonably would be expected to provide a Third Party a defense to any claim of infringement, misappropriation or violation in connection with any Intellectual Property Rights owned by or licensed to the Company, in the case of subclauses (A) through (D) above, other than non-exclusive licenses granted in the ordinary course of business.

(c)

Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company, there is no infringement, misappropriation or other violation by any Third Party of any Owned Intellectual Property Rights. Neither the Company nor any of its Subsidiaries has since December 31, 2016 and prior to the date hereof brought any Action (i) contesting the enforceability, validity, use or ownership of any Intellectual Property Rights owned by another Person or (ii) alleging an infringement, misappropriation or other violation of Intellectual Property Rights that would have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)	The Company takes commercially reasonable measures to maintain the confidentiality of its Trade Secrets material to the operation of the business of the Company and its Subsidiaries.

(e)

Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries has complied with all applicable Laws, contractual obligations and its respective privacy policies relating to the collection, storage, use, disclosure and transfer of any personal information collected by the Company or any of its Subsidiaries, and has not received a complaint from any Governmental Authority regarding its collection, use or disclosure of personal information that is pending or unresolved.

(f)

Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment of the Company and its Subsidiaries (collectively, the “IT Assets”) currently operate in all material respects as required by the Company and its Subsidiaries in the conduct of their business. To the knowledge of the Company, the IT Assets have not, since December 31, 2016 and prior to the date hereof, malfunctioned or failed in any material respect. The Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Assets, in each case.

(g)

Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries have, at all times since December 31, 2016, complied with all applicable Laws relating to privacy and data security and with all of the Company’s and its Subsidiaries’ policies and contractual obligations regarding privacy and data security and, to the knowledge of the Company, there has been no security breach of the IT Assets of the Company and its Subsidiaries. The Company and its Subsidiaries have not, since December 31, 2016, received any written notice from any Governmental Authority of any violation of any Laws relating to privacy and data security. The Company and its Subsidiaries have implemented and maintained commercially reasonable measures and procedures designed to protect the confidentiality and security of the IT Assets (and all information stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption and reasonably mitigate the risks of cybersecurity breaches and attacks.

Section 3.17 Taxes.

(a)

The Company and each Subsidiary have timely filed with the appropriate Governmental Authority all income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. The Company and each Subsidiary have duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with IFRS for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return.

(b)

(i) There are no current disputes, audits, examinations, investigations or other proceedings pending with regard to any amounts of Taxes or Tax Returns of the Company or its Subsidiaries and neither the Company nor any of its Subsidiaries is a part of any Action relating to Taxes; (ii) the Company and its Subsidiaries have not received a written notice or announcement of any audits, examinations, investigation or other proceedings; (iii) no deficiency for Taxes of the Company or any its Subsidiaries has been claimed, proposed or assessed, or threatened, in each case, in writing, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith; and (iv) neither the Company nor any Subsidiary has in the past three years received a claim in writing by a Governmental Authority in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction, except for matters in clauses (i), (ii), (iii) or (iv) that would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)	No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Company or any of its Subsidiaries.

(d)

(i) Neither the Company nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any material Tax that has not since expired; and (ii) neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled.

(e)

There are no material Tax allocation or Tax sharing agreements or similar arrangements with respect to or involving the Company or any of its Subsidiaries, except for customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes, or agreements solely between the Company and its Subsidiaries, and after the Closing Date neither the Company nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any material Liability thereunder for amounts due in respect of periods prior to the Closing Date.

(f)

Neither the Company nor any of its Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, or is participating in or cooperating with, any international boycott within the meaning of Section 999 of the Code.

(g)	There are no Liens for material Taxes upon the assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(h)

Since October 31, 2016, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(i)

The Company and each of its Subsidiaries have complied, in all material respects, with applicable Law, rules and regulations relating to the withholding and payment of Taxes, and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and are not liable for any material arrears of wages or any material taxes or any penalty for failure to withhold or pay such amounts.

(j)

Neither the Company nor any of its Subsidiaries (i) is or has been in the past five (5) years a member of a group (other than (i) a group the common parent of which is the Company or one of its Subsidiaries or (ii) InterXion Science Park B.V. and InterXion Real Estate XII B.V. which have previously been a member of a fiscal unity for tax purposes with a third party) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any material Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous applicable provision of state, local or non-U.S. Law or as a transferee or successor.

(k)

Neither the Company nor any of its Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), and neither the Company nor any Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any material Taxes.

(l)

The Company and its Subsidiaries have operated and are operating to comply in all material respects with all applicable transfer pricing Laws and all terms and conditions of any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order or a territorial or non-U.S. government. The Company has provided or made available to Parent all material documentation relating to, and is in compliance, in all material respects, with all terms and conditions of, any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a territorial or non-U.S. government. The consummation of the transactions contemplated by this Agreement will not have any material effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order.

(m)

Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting of the Company or any of its Subsidiaries for a taxable period ending on or prior to the Closing Date, or (ii) installment sale by the Company or any of its Subsidiaries made on or prior to the Closing Date.

(n)

No written power of attorney that has been granted by the Company or any of its Subsidiaries (other than to the Company or such Subsidiary) currently is in force with respect to any matter relating to Taxes.

(o)

Neither the Company nor any of its Subsidiaries (i) to the knowledge of the Company, has been a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law) or a shareholder of any such corporation; (ii) to the knowledge of the Company, has been a “passive foreign investment company” within the meaning of Section 1297 of the Code or a shareholder of such a corporation or (iii) has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation. The taxable year of the Company and each of its Subsidiaries ends on December 31.

(p)

Neither the Company nor any of its Subsidiaries (i) to the knowledge of the Company, is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to United States Treasury Regulations Section 301.7701-5(a).

(q)

No tainted transactions or events involving the Company or any of its Subsidiaries have occurred that could result in the application of article 15ai Dutch Corporate Income Tax Act (Wet op de vennootschapsbelasting 1969).

(r)

No loans are outstanding between the Company and its Subsidiaries or between one or more Subsidiaries that could result in a valuation of such loan below its nominal value pursuant to article 15aj Dutch Corporate Income Tax Act (Wet op de vennootschapsbelasting 1969).

(s)	Neither the Company nor any of its Subsidiaries has formed a reinvestment reserve with the meaning of Article 3.54 Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

(t)

Neither the Company nor any of its Subsidiaries has awarded or have granted any rights, conditionally or unconditionally, through the Company Plans, any employment or management agreement or otherwise, or have agreed to or taken any action or resolutions in this respect, that could result in application of any quasi final levy pursuant to article 32ba or article 32bb of the Dutch Wage Withholding Tax Act (Wet op de loonbelasting 1964).

Section 3.18 Employee Benefit Plans.

(a)

Except as set forth on Section 3.18(a) of the Company Letter, neither the Company nor any of its Subsidiaries maintains, sponsors, contributes to, participates in, or has any Liability with respect to, or has any commitment or obligation to adopt or enter into, any plan, program, Contract or arrangement (i) providing compensation or benefits to officers, employees or other Company Service Providers whose primary work location is in the United States or (ii) that is subject to ERISA or the Code. Without limiting the foregoing, (x) neither the Company nor any of its ERISA Affiliates has at any time during the past six (6) years sponsored, maintained, contributed to or had any Liability with respect to any (A) multiemployer plan (within the meaning of Section 3(37) of ERISA), (B) pension plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (C) “multiple employer plan” within the meaning of ERISA or an employee benefit plan subject to Section 413(c) of the Code, or (D) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; (y) neither the Company nor any of its Subsidiaries has any obligation to provide any of the following retiree or post-termination benefits to any Company Service Provider whose primary work location is in the United States: health, accident, life insurance, death or other welfare benefits; and (z) neither the Company nor any of its Subsidiaries has any Liability arising under Title IV of ERISA or Section 4980B of the Code by reason of the Company’s affiliations with any of its ERISA Affiliates.

(b)

Section 3.18(b) of the Company Letter contains a true, complete and correct list identifying each material Company Plan (the “Company Plan List”), and such Company Plan List shall identify the jurisdiction in which such Company Plans is maintained.

(c)	The Company has made available to Parent and Buyer true, complete and correct copies of each material Company Plan and all material amendments thereto.

(d)

Each Company Plan has been established, administered and maintained in all material respects in compliance with its terms and all applicable Law. Each Company Plan that is intended to be tax approved or registered is so approved or registered, and, to the knowledge of the Company, there are no reasons why such approval or registration would be withdrawn. All material contributions or other material amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Plan in respect of current or prior plan years have been paid in all material respects or, to the extent not required to be paid, accrued in accordance with IFRS in all material respects.

(e)

Neither the Company nor any of its Subsidiaries is or has at any time been the employer of or “connected with” or an “associate of” (as those terms are defined in the Pensions Act 2004 of the United Kingdom) a United Kingdom defined benefits plan. No Company Plan provides welfare benefits, including death or medical benefits (whether or not insured), beyond retirement or termination of service, other than coverage mandated solely by applicable Law.

(f)

Neither the execution and delivery of this Agreement nor the consummation of the Transactions would, either alone or in combination with another event, except as contemplated by the terms of this Agreement, (i) entitle any current or former Company Service Provider to any payment or benefit, (ii) increase the amount of compensation or benefits due to any such Company Service Provider, or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit to any such Company Service Provider.

(g)

No amount or other entitlement that could be received (whether in cash, property, vesting or otherwise) as a result of the Transactions (alone or in conjunction with any other event) by any “disqualified individual” (as defined in Section 280G(c) of the Code) with respect to the Company could constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(h)

Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Action (other than routine claims for benefits) is pending against or involves or, to the knowledge of the Company, is threatened against or threatened to involve, any Company Plan before any Governmental Authority.

(i)	Each Company Plan that is required by applicable Law or IFRS to be funded or book reserved is so funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 3.19 Employee and Labor Matters.

(a)

Except as set forth in Section 3.19(a) of the Company Letter, neither the Company nor any of its Subsidiaries employs or engages, or has at any time employed or engaged, any employees or other Company Service Providers whose primary work location is in the United States, nor has the Company or any Subsidiary thereof extended an offer of employment or service to any such employee or other individual service provider that is outstanding as of the date hereof.

(b)

Except as set forth in Section 3.19(b) of the Company Letter, neither the Company nor any of its Subsidiaries is or has at any time been bound by any collective bargaining or similar labor agreement with any labor union, labor organization or works council with respect to the Company Service Providers. The Company has not installed any works council or other employee representative body no employee or any other Company Service Provider has at any time requested the establishment of a works council or employee representative body, except that a works council has been installed for each of InterXion France SAS and InterXion Deutschland GmbH. Except for matters that would not result in or reasonably be expected to result in material Liability to the Company, there is no labor strike, work stoppage, picketing, lockout, walkout or other organized work interruption pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has experienced any such organized work interruption since December 31, 2016 and prior to the date hereof. There are no labor unions, works councils or other organizations representing or purporting to represent and, to the knowledge of the Company, no union organization campaign is in progress with respect to any Company Service Providers. Except as would not result in or reasonably be expected to result in material Liability to the Company, there are no unfair labor practice charges pending before any Governmental Authority, nor any grievances, complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the knowledge of the Company, threatened by or on behalf of any Company Service Providers.

(c)

The Company and each of its Subsidiaries is in compliance with all applicable Laws, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)

The Company and each of its Subsidiaries has paid in full to each Company Service Provider or adequately accrued in accordance with IFRS all wages, salaries, commissions, bonuses and other compensation due to or on behalf of such Company Service Provider, except as would not result in or reasonably be expected to result in material Liability to the Company. The Company and each of its Subsidiaries has properly classified each Company Service Provider as either an employee or independent contractor for all purposes and has made all appropriate filings in connection with services provided by, and compensation paid to, such Company Service Provider, except as would not result in or reasonably be expected to result in material Liability to the Company.

(e)

As of the date hereof, except as disclosed in any Company SEC Documents, no member of Senior Management has informed the Company or any of its Subsidiaries (in writing or, to the knowledge of the Company, orally) of any plan to terminate employment with or services for the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such Person or Persons has any plan to terminate employment with or services for the Company or any of its Subsidiaries.

(f)

The Company has made available to Parent an accurate and complete list of each Company Service Provider who is a member of Senior Management and their hiring entities, salary, target bonus opportunity and length of service.

(g)

No Company Service Provider transferred into employment with the Company or any of its Subsidiaries in circumstances where, prior to the transfer, such Company Service Provider was a member of a defined benefit plan.

(h)	Neither the Company nor any of its Subsidiaries has made a loan, advance or other financial assistance to any Company Service Provider or former Company Service Provider that is outstanding.

Section 3.20 Environmental Matters.

(a)	Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and its Subsidiaries are and, since December 31, 2016, have been in compliance with applicable Environmental Laws and have obtained and have been in compliance with Company Permits required under Environmental Laws for the operation of the business of the Company and its Subsidiaries, and the Real Property, all such Company Permits are in good standing, and to the Company’s knowledge, there are no circumstances (including circumstances at any Additional Real Property) likely to result in any Environmental Liability or any requirement to incur material expenditures in order to comply with Environmental Laws.

(ii) Neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim, complaint, information request or notice of potential responsibility or other written communication regarding any actual or alleged noncompliance with Environmental Law or Company Permit or any Environmental Liability and, to the Company’s knowledge, no such written notice, demand letter, claim, compliant, information request or notice is threatened. There is no Action pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries regarding any noncompliance with Environmental Laws.

(iii) None of the Company, its Subsidiaries, the Real Property nor, to the Company’s knowledge, Additional Real Property is a party to or the subject of any Order, Action, investigation or, to the knowledge of the Company, threatened Action arising under or relating to noncompliance with any Environmental Law or Company Permit or any Environmental Liability.

(iv) Neither the Company nor any of its Subsidiaries by operation of Environmental Law or by entering into a Contract or Order has assumed or retained any Environmental Liability.

(v) No Hazardous Substances are now or have been Released, generated, treated, stored or disposed or transported of, by, or on behalf of the Company or its Subsidiaries at any location except as would not reasonably be expected to give rise to Environmental Liability.

(vi) Copies of all material environmental reports, audits or other assessments (including any Phase I or Phase II environmental reports) within the past five (5) years concerning the Real Property and Additional Real Property and that are in the possession or control of the Company have been provided to Parent and Buyer.

Section 3.21 Material Contracts.

(a)

To the extent permissible under the Antitrust Laws, Section 3.21(a) of the Company Letter contains a true, complete and correct list of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound, in each case as of the date of this Agreement, excluding Company Plans listed in Section 3.18(b) of the Company Letter and Company Property Leases listed in Section 3.15(a) of the Company Letter (collectively, the “Material Contracts”):

(i) each Contract that limits in any material respect the freedom of the Company or any of its Subsidiaries to compete or engage in any line of business or geographic region or with any Person, or that otherwise has the effect of restricting in any material respect the Company or its Subsidiaries from the development, marketing or distribution of services or ownership or leasing of property;

(ii) each Customer Contract with a top ten (10) Customer of the Company and its Subsidiaries (each, a “Material Customer”) based on monthly recurring revenue received by the Company and its Subsidiaries in the six month period ended June 30, 2019 (such Customer Contracts, the “Material Customer Contracts”);

(iii) each partnership, joint venture or limited liability company agreement (other than any such agreement solely between or among the Company and its wholly owned Subsidiaries) or similar Contract that provided revenue to the Company and its Subsidiaries in excess of €5,000,000 in 2018 or is expected to provide annual revenue to the Company and its Subsidiaries in excess of €5,000,000 in 2019;

(iv) each Contract entered into since December 31, 2016: (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries of any business (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of shares in the share capital or other voting securities, tender offer, exchange offer, or similar transaction); or (B) pursuant to which the Company or any of its Subsidiaries will acquire or is obligated to acquire any ownership interest or make an investment (other than in the Company or any of its Subsidiaries), in the case of each of clauses (A) and (B), valued in excess of €10,000,000;

(v) each Contract with respect to the acquisition or disposition of any Person, the disposition of any Real Property or Additional Real Property or the acquisition of any real property (whether by merger, amalgamation, consolidation or other business combination, sale of assets, sale of shares in the share capital or other voting securities, tender offer, exchange offer or similar transaction) pursuant to which the Company or any of its Subsidiaries has (A) material continuing indemnification obligation or obligation for unpaid consideration, or (B) any “earn-out” or similar contingent payment obligations, in the case of each of clauses (A) and (B), that would reasonably be expected to result in future payments of more than €5,000,000;

(vi) each Contract granting a right to material Intellectual Property Rights (other than Contracts with respect to generally commercially available software and hardware and Customer Contracts entered into in the ordinary course of business);

(vii) each Contract that grants any right of first refusal or right of first offer in favor of a Third Party or that materially limits the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material businesses or material assets;

(viii) each Contract pursuant to which a Third Party is granted any exclusivity rights (other than customization work for Customers) relating to or “most favored nations” provisions that is binding on the Company or its Subsidiaries, in each case, which Contract is not terminable by the Company and each of its Subsidiaries party to such Contract upon ninety (90) or fewer days’ notice by the Company or its relevant Subsidiaries without the requirement of any payment, penalty, premium, fee, liability or other obligations;

(ix) other than instruments providing for indebtedness pursuant to which the current amount of outstanding indebtedness is equal to or less than €5,000,000, each Contract that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee of, note, mortgage or other agreement providing for indebtedness (including obligations under any capitalized leases but excluding agreements between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company) or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of any other Person (other than the Company or another wholly owned Subsidiary of the Company), (B) materially restricts the Company’s and its Subsidiaries’ (taken as a whole) ability to incur indebtedness or guarantee the indebtedness of others, (C) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole, or (D) is an interest rate derivative, currency derivative, forward purchasing, swap or other hedging Contract;

(x) any Contract evidencing a settlement of any Action under which the Company or any of its Subsidiaries has any remaining payment obligations in excess of €1,000,000 or material restrictions on operations;

(xi) any Contract under which the Company or any of its Subsidiaries is lessee of or holds or operates any tangible property (other than real property), owned by any other Person, except for any Contract under which the aggregate annual rental payments do not exceed €5,000,000;

(xii) any Contract (other than the type described in clauses (i) through (xi) above) that requires aggregate payments by or to the Company or any Subsidiary of the Company in excess of €20,000,000 per annum;

(xiii) each collective bargaining agreement or other Contract with any labor union, works council or other labor organization; and

(xiv) each Contract not otherwise described in any other subsection of this Section 3.21(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K as promulgated by the SEC) with respect to the Company.

(b)

A true, correct and complete copy of each Material Contract in effect as of the date of this Agreement has been made available to Parent and Buyer or publicly filed with the SEC prior to the date of this Agreement, subject to the Clean Team Agreement. Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is a valid, binding and enforceable obligation of the Company or one of its Subsidiaries, on the one hand, and, to the knowledge of the Company, of the other party or parties thereto, on the other hand, in accordance with its terms, subject to the Enforceability Exceptions, and each Material Contract is in full force and effect, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it under each Material Contract and, to the knowledge of the Company, each other party to each Material Contract has performed all obligations required to be performed by it under such Material Contract, (iii) none of the Company or any of its Subsidiaries has received written notice of any, and, to the knowledge of the Company, none of the Company or any of its Subsidiaries is in, default or material breach under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a default or material breach under) any Material Contract and (iv) neither the Company nor any of its Subsidiaries has received any written notice from any other party to any such Material Contract that such party intends to terminate, or not renew, any such Material Contract.

Section 3.22 Customer Contracts.

(a)

To the extent permissible under the Antitrust Laws, a list, as of June 2019, of each of the Customer Contracts setting forth the name of the Customer, rent commencement date (if it has not yet occurred), current expiration date (accounting for any expansion and termination rights that have been exercised, acknowledged or actioned), unexercised and unexpired expansion options, capacity in kilowatts and monthly revenue (for the month of June 2019) is set forth in Section 3.22(a) of the Company Letter (the “Customer Contract Spreadsheet”). The foregoing information contained in the Customer Contract Spreadsheet is accurate and complete in all material respects as of the date hereof other than changes that have occurred since June 30, 2019 resulting from the conduct of business by the Company and its Subsidiaries in the ordinary course of business consistent with past practice and, with respect to changes occurring pursuant to Service Orders, none of which was a Prohibited Service Order. Other than the rights of Customers under the Customer Contracts and the rights of Landlords under Company Property Leases, (i) there are no leases, subleases, licenses, colocation agreements or other documents evidencing the right of any Person (other than the Company and its Subsidiaries) to use or occupy space or equipment or obtain services in or on any of the Real Property nor (ii) to the knowledge of the Company, is any Person other than the Company and its Subsidiaries, using or occupying space or equipment or obtaining other services in or on any of the Real Property.

(b)

No Customer Contract contains any purchase option or other right to acquire any property of the Company or any of its Subsidiaries that is, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)

There is no existing material default or breach by, no event has occurred that with notice or lapse of time or both would constitute a material default or breach by, and none of the Company or any of its Subsidiaries has received any notice alleging any material default or breach by, the Company or any of its Subsidiaries under any Material Customer Contract. To the knowledge of the Company, (i) there is no material default, and no event has occurred that with notice or lapse of time or both would constitute a material default, by (A) any Customer under a Material Customer Contract, or (B) any other Customer under a Customer Contract except where such defaults, in the aggregate, involve an amount in dispute of less than €2,000,000, (ii) no service issue or other event has occurred in the twelve (12) month period ended June 30, 2019 which would entitle any Customer to a credit or offset against its obligations to pay rent or other revenues in an amount which exceeds €2,000,000 in the aggregate and (iii) each Material Customer Contract is valid, binding and enforceable in all material respects with respect to the Company or one of its Subsidiaries, on the one hand, and the other parties thereto, on the other hand, in accordance with its terms, subject to the Enforceability Exceptions, and there is no Action, voluntary or involuntary, pending against any party to a Material Customer Contract under any section or sections of any bankruptcy or insolvency law. Neither the Company nor any of its Subsidiaries has received notice to terminate, not renew or challenge the validity or enforceability of any Material Customer Contract.

Section 3.23 Financial Advisor Fees. Except for Guggenheim Securities, LLC (“Guggenheim”) and Moelis & Company LLC (“Moelis” and together with Guggenheim, the “Company Financial Advisors”) (whose fees and expenses shall be paid by the Company entirely on or prior to the Closing), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries in connection with the Transactions or who might be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission from the Company or any of its Affiliates in connection with the Transactions. The Company has, prior to the date of this Agreement, made available to Parent’s outside legal counsel (on an outside counsel review only basis) a true, correct and complete copy of the Company’s engagement letters relating to the Transactions with the Company Financial Advisors.

Section 3.24 Opinion of Company Financial Advisors. Each of the Company Financial Advisors has delivered to the Company Board its written opinion to the effect that, as of the date of such opinion, based upon and subject to the various limitations, assumptions, qualifications, factors and matters set forth therein, (i) in the case of Guggenheim, the Offer Consideration to be received by the holders of Shares (other than Parent or any Affiliate of Parent) or the exchange ratio, as the case may be, pursuant to this Agreement is fair, from a financial point of view, to such holders and (ii) in the case of Moelis, the Exchange Offer Ratio pursuant to this Agreement is fair from a financial point of view to the holders of Shares (other than Parent or any Affiliate of Parent). The Company will deliver to Parent and Buyer for informational purposes a signed copy of each such written opinion promptly following the date of this Agreement.

Section 3.25 Insurance. Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies and surety bonds with respect to the business and assets of the Company and its Subsidiaries are in full force and effect, no written notice of cancellation has been received by the Company or any of its Subsidiaries, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any of the insured parties thereunder, (b) all premiums due and payable under all such policies have been paid in accordance with the terms of such policies, and the Company and its Subsidiaries are otherwise in compliance with the terms of such policies and bonds, (c) the Company and each of its Subsidiaries maintains mandatory insurance policies as required by applicable Law and (d) as of the date of this Agreement, there is no claim pending under any insurance policies of the Company and its Subsidiaries as to which coverage has been denied by the underwriters of such policies.

Section 3.26 Anti-Takeover Measures. No anti-takeover measure that may be invoked or implemented by the Company (or any of its Affiliates) or by a Third Party pursuant to a right granted to such Third Party by the Company (or any of its Affiliates) (each, an “Anti-Takeover Measure”) has been implemented by the Company (or such Affiliate) in relation to the Offer or the other Transactions.

Section 3.27 Related Party Transactions. Except (a) as set forth in Section 3.27 of the Company Letter and (b) for any employment agreements or other compensation arrangements entered into in the ordinary course of business, none of the Company’s Affiliates (other than any Subsidiaries), directors or executive officers or any of their respective Affiliates (other than any Subsidiaries), on the one hand, is a party to any Contract with the Company or its Subsidiaries, on the other hand (each such Contract, an “Affiliate Agreement”).

Section 3.28 No Other Representations and Warranties.

(a)

The Company acknowledges and agrees that, except for the representations and warranties set forth in Article 4, no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Buyer to the Company, and Parent and Buyer hereby disclaim any such representation or warranty, whether by or on behalf of Parent or Buyer, and notwithstanding the delivery or disclosure to the Company, or any of its Representatives or Affiliates, of any documentation or other information by Parent or Buyer or any of their respective Representatives or Affiliates with respect to any one or more of the foregoing.

(b)

The Company also acknowledges and agrees that, except for the representations and warranties set forth in Article 4, Parent and Buyer make no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or any of its Subsidiaries or the future business, operations or affairs of Parent or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Company or its Representatives or Affiliates.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

Except as (a) set forth in any Parent SEC Documents publicly available at least two (2) Business Days prior to the date of this Agreement (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded) or (b) set forth in writing in the corresponding section, or in another section, of the Parent Letter to the extent that the relevance thereof would be reasonably apparent on the face of such disclosure that such disclosure is applicable to such section of the Parent Letter, Parent and Buyer jointly and severally represent and warrant to the Company, that:

Section 4.01 Corporate Existence and Power. Each of Parent, Parent OP and Buyer is duly organized, validly existing and (where applicable) in good standing under the Laws of its jurisdiction of organization and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its assets and properties and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Parent OP and Buyer is duly qualified to do business as a foreign entity and is in good standing (where applicable) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company true, correct and complete copies of the Parent Governing Documents, and Parent, Buyer and Parent OP are not in violation of any provisions of the Parent Governing Documents, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to Parent, Buyer and Parent OP, taken as a whole. All of the outstanding shares of capital stock of Buyer have been validly issued and are fully paid and nonassessable and are beneficially owned by, and at the Acceptance Time will be beneficially owned by, a Subsidiary of Parent, free and clear of all Liens.

Section 4.02 Corporate Authorization.

(a)

The execution, delivery and performance by Parent and Buyer of this Agreement and the consummation by Parent and Buyer of the Transactions, including the Offer, the Compulsory Acquisition, the Legal Merger, the Legal Demerger, the Asset Sale, the Second Step Distribution and the Liquidation, are within the corporate powers of Parent and Buyer and have been duly and validly authorized by all necessary corporate action on the part of Parent and Buyer. No other corporate proceedings on the part of Parent, Buyer or any of their Subsidiaries, and no votes of the stockholders of Parent or the holders of any other Parent Securities, including the holders of any equity interests in Parent OP, other than the Parent Stockholder Approval, are necessary to authorize this Agreement or to consummate the Signing Transactions. Assuming due authorization, execution and delivery hereof by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Buyer, subject to the Enforceability Exceptions.

(b)

At a meeting duly called and held, the Parent Board unanimously (i) determined that this Agreement, the Signing Transactions and the Share Issuance are in the best interests of Parent and its stockholders, (ii) approved and adopted this Agreement (including the execution, delivery and performance hereof by Parent and Buyer) and approved the Signing Transactions and (iii) resolved, on the terms and subject to the conditions set forth in this Agreement, including Section 6.07(a), to recommend that the stockholders of Parent vote in favor of the Share Issuance in connection with the Transactions and to include such recommendation in the Parent Proxy (such recommendation, the “Parent Recommendation”).

Section 4.03 Governmental Authorization. No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to, any Governmental Authority is required by or with respect to Parent, Buyer or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent or Buyer and the consummation of the Transactions, other than (a) compliance with any applicable requirements of the Required Approvals, (b) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities Laws (c) compliance with the rules and regulations of the NYSE, and (d) any consents, approvals, Orders, authorizations, registrations, declarations, filings or notices the absence of which would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.04 Non-Contravention. The execution, delivery and performance by Parent and Buyer of this Agreement and the consummation by Parent and Buyer of the Transactions do not and will not (a) materially contravene, conflict with or result in any material violation or breach of any provision of the Parent Governing Documents, (b) assuming compliance with the matters referred to in Section 4.03, cause or result in any breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit or right under, or result in the creation of any Lien (other than any Parent Permitted Lien) in or upon any of the properties, assets or rights of Parent, Buyer or any of their Subsidiaries under, or require any consent, waiver or approval of any Person, or result in the triggering of any material rights that the counterparty would not otherwise have or any Liabilities that the Company and its Subsidiaries would not otherwise have, pursuant to any provision of any contract that is material to Parent and its Subsidiaries, taken as a whole, (c) result in the revocation, invalidation or termination of any Parent Permit or (d) assuming compliance with the matters referred to in Section 4.03, violate or conflict with (i) any Law or Order applicable to Parent, Buyer or any of their Subsidiaries or by which Parent, Buyer or their Subsidiaries, or any of their respective properties or assets is bound or (ii) any rule or regulation of the NYSE applicable to Parent other than, in the case of each of clauses (b), (c) and (d) above, any matters that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05 Capitalization.

(a)

The authorized share capital of Parent consists of (i) 315,000,000 shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and (ii) 110,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”), of which, as of the date hereof, (u) 8,050,000 shares are designated as 6.625% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Parent Series C Preferred Stock”), (v) 10,350,000 shares are designated as 5.875% Series G Cumulative Redeemable Preferred Stock (the “Parent Series G Preferred Stock”), (w) 11,500,000 shares are designated as 6.350% Series I Cumulative Redeemable Preferred Stock (the “Parent Series I Preferred Stock”), (x) 9,200,000 shares are designated as 5.250% Series J Cumulative Redeemable Preferred Stock (the “Parent Series J Preferred Stock”), (y) 9,200,000 shares are designated as 5.850% Series K Cumulative Redeemable Preferred Stock (the “Parent Series K Preferred Stock”) and (z)

13,800,000 shares are designated as 5.200% Series L Cumulative Redeemable Preferred Stock (the “Parent Series L Preferred Stock”). As of the close of business on October 25, 2019, (A) 208,719,029 shares of Parent Common Stock were issued and outstanding (which includes 381,042 unvested restricted shares), (B) 8,050,000 shares of Parent Series C Preferred Stock, 10,000,000 shares of Parent Series G Preferred Stock, 10,000,000 shares of Parent Series I Preferred Stock, 8,000,000 shares of Parent Series J Preferred Stock, 8,400,000 shares of Parent Series K Preferred Stock were issued and outstanding and 13,800,000 shares of Parent Series L Preferred Stock were issued and outstanding, respectively, (C) 6,594,360 shares of Parent Common Stock were reserved for issuance in connection with future grants of awards under the Parent Equity Plans and (D) 3,493,169 shares of Parent Common Stock were reserved for issuance pursuant to the terms of outstanding awards granted pursuant to the Parent Equity Plans (excluding the Digital Realty Trust, Inc. 2015 Employee Stock Purchase Plan, as may be amended from time to time). Since such date through the date of this Agreement, Parent has not issued any shares of capital stock or voting securities of, or other equity interests in, Parent, or any securities convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of, or other equity interests in, Parent. Other than the aggregate number of Parent Partnership Units owned by the limited partners of Parent OP set forth in Section 4.05(a) of the Parent Letter, Parent directly owns all of the issued and outstanding Parent Partnership Units of Parent OP, free and clear of any Liens, and all Parent Partnership Units have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. As of the date hereof, there is no capital stock or other Parent Securities of Parent OP issued and outstanding other than such Parent Partnership Units.

(b)

All issued and outstanding shares of Parent Common Stock and all shares of Parent Common Stock that are subject to issuance, upon issuance prior to the Closing in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and will be issued in compliance with applicable securities Laws, (ii) are not, or upon issuance will not be, subject to any pre-emptive rights and (iii) are, to the extent owned directly or indirectly by Parent, owned free and clear of all material Liens and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the 1933 Act and other applicable securities Laws.

(c)

Except as set forth in Section 4.05(a) of the Parent Letter, as of the date of this Agreement, there are no issued (i) shares in the share capital of Parent or other voting securities of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable for shares in the share capital of Parent or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from Parent, or other obligations of Parent to issue, any shares in the share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in the share capital or other voting securities or ownership interests in Parent or (iv) stock options, restricted shares, stock appreciation rights, performance units or similar securities, phantom stock rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or voting securities of or ownership interests in Parent, in each case issued by Parent or its Subsidiaries (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). Except as set forth in Section 4.05(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any Parent Securities, or give any Person a right to subscribe for or acquire any Parent Securities and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no voting trusts, proxies or other agreements, arrangements or commitments to which Parent or any of its Subsidiaries is a party with respect to the voting of any Parent Securities. There are no bonds, debentures or notes issued by Parent or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of Parent or unitholders of Parent OP on any matters with respect to Parent or Parent OP, respectively. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities, or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Parent Securities. There is no shareholder rights plan, “poison pill” or similar device in effect with respect to Parent or any Subsidiary of Parent.

Section 4.06 Employee Benefit Plans.

(a)

Neither Parent nor any of its ERISA Affiliates has at any time during the past six (6) years sponsored, maintained, contributed to or had any Liability (contingent or otherwise) with respect to any (A) multiemployer plan (within the meaning of Section 3(37) of ERISA), (B) pension plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (C) “multiple employer plan” within the meaning of ERISA or an employee benefit plan subject to Section 413(c) of the Code, or (D) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. Neither Parent nor any of its Subsidiaries has any Liability arising under Title IV of ERISA or Section 4980B of the Code by reason of Parent’s affiliations with any of its ERISA Affiliates.

(b)

Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each Parent Plan has been maintained, operated and administered in compliance with its terms and the applicable requirements of ERISA, the Code and any other applicable Laws. Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the extent any Parent Plan is governed by the Laws of any jurisdiction other than the United States or provides compensation or benefits to any current or former Parent Service Provider (or any dependent thereof) who resides outside of the United States (i) such Parent Plan has been maintained, funded and administered in compliance with applicable laws and the requirements of such Parent Plan’s governing documents and any applicable collective bargaining agreements, (ii) such Parent Plan has obtained from the Governmental Authority having jurisdiction with respect thereto any required determinations, if any, that such Parent Plan is in compliance with the applicable laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Parent Plan, and (iii) there are no pending or, to Parent’s knowledge, threatened investigations by any Governmental Authority, legal proceedings or claims (except for claims for benefits in the ordinary course) against such Parent Plan.

Section 4.07 SEC Filings.

(a)

Parent or Parent OP has timely filed or furnished, as applicable, with the SEC all registration statements, forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date of this Agreement by Parent or Parent OP, respectively, with the SEC since December 31, 2016 (collectively, the “Parent SEC Documents”).

(b)

As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the 1933 Act) and as of their respective filing dates (in the case of all other applicable Parent SEC Documents), or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, each of the Parent SEC Documents (i) complied at the time it was filed as to form in all material respects with the requirements of the 1934 Act and the 1933 Act, as the case may be, applicable to such Parent SEC Documents and in effect at the time it was filed and (ii) was prepared in all material respects in accordance with the applicable requirements of the 1933 Act, the 1934 Act and other applicable Law, each as in effect on the date so filed.

(c)

As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of such amendment or superseding filing with respect to the disclosures that are amended), none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.

(d)

As of the date of this Agreement, (i) there are no material outstanding or unresolved comments in comment letters received from the SEC or its staff with respect to the Parent SEC Documents and (ii) to the knowledge of Parent, none of the Parent SEC Documents is the subject of an ongoing SEC review.

(e)

No Subsidiary of Parent other than Parent OP is subject to the periodic reporting requirements of the 1934 Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

Section 4.08 Parent Disclosure Documents.

(a)

The information with respect to Parent, Buyer and any of their Affiliates that Parent or Buyer supplies to the Company for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.

(b)

The Schedule TO and Registration Statement (including the Parent Proxy), when filed, and the Offer Documents and Offer Prospectus, when distributed or disseminated (the “Parent Disclosure Documents”), will comply as to form in all material respects with the applicable requirements of the 1934 Act, the 1933 Act and all other applicable Laws governing the preparation, distribution or dissemination of such documents, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the time of consummation of the Offer, and will not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading. The representations and warranties in this Section 4.08 will not apply to statements or omissions included or incorporated by reference in the Schedule TO, the Offer Documents and the Registration Statement (including the Offer Prospectus and Parent Proxy) based upon information supplied to Parent or Buyer by the Company or any of their Representatives specifically for use or incorporation by reference therein.

Section 4.09 Sufficient Funds. Parent and Buyer have available and will have available at the Closing and the date of the Second Step Distribution (if any) or following the Compulsory Acquisition (if any) sufficient funds to enable Parent and Buyer to consummate the Offer and the other Transactions contemplated hereby (including, for the avoidance of doubt, the Compulsory Acquisition (if any) and to pay all other amounts required to consummate the Transactions at the Closing and the date of the Second Step Distribution (if any) or following the Compulsory Acquisition (if any)), and following any valid termination of this Agreement pursuant to Section 8.01, to pay any Termination Payment (if any).

Section 4.10 Ownership of Shares; Investment. As of the date of this Agreement, neither Parent, Buyer nor any of their respective Subsidiaries beneficially owns, directly or indirectly, any Shares or other securities convertible into, exercisable for or exchangeable for any Shares, or has any right to acquire, directly or indirectly, any Shares except pursuant to this Agreement. Except as contemplated by this Agreement and the Tender and Support Agreement, there are no voting trusts or other Contracts or understandings to which Parent, Buyer or any of their respective Subsidiaries is a party, with respect to the voting of Shares.

Section 4.11 Litigation. There is no Action pending, or, to the knowledge of Parent and Buyer, threatened in writing, against Parent or Buyer or any of their respective Subsidiaries before (or, in the case of threatened Actions, that would be before) or by any Governmental Authority, except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.12 Absence of Certain Agreements. Neither Parent, Buyer nor any of their respective Subsidiaries has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which any shareholder of the Company would be entitled to receive consideration in respect of their Shares of a different amount or nature than the Offer Consideration or pursuant to which any shareholder of the Company agrees to tender Shares into the Offer, other than the Tender and Support Agreement.

Section 4.13 Financial Advisor Fees. Except for BofA Securities, Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Buyer or other intermediary that has been retained by or is authorized to act on behalf of Parent or Buyer or any of their respective Affiliates in connection with this Agreement or the Transactions or who might be entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission from Parent or Buyer or any of their respective Affiliates in connection with this Agreement or the Transactions.

Section 4.14 Taxes.

(a)

Parent and each of its Subsidiaries have timely filed with the appropriate Governmental Authority all income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. Parent and each of its Subsidiaries have duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax Return.

(b)

Parent (i) for all taxable years commencing with Parent’s taxable year ended December 31, 2004 and through December 31, 2018 has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2019 in a manner consistent with the requirements for qualification and taxation as a REIT; (iii) intends to continue to operate in such a manner as to qualify as a REIT for its taxable year ending December 31, 2019 and in the future; and (iv) has not to its knowledge taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and to the knowledge of Parent, no such challenge is pending or threatened.

(c)

(i) There are no current disputes, audits, examinations, investigations or other proceedings pending with regard to any amounts of Taxes or Tax Returns of Parent or any of its Subsidiaries and neither Parent nor any of its Subsidiaries is a part of any Actions relating to Taxes; (ii) Parent and its Subsidiaries have not received a written notice or announcement of any audits, examinations, investigation or other proceedings; (iii) no deficiency for Taxes of Parent or any of its Subsidiaries has been claimed, proposed or assessed, or threatened, in each case, in writing, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith; and (iv) neither Parent nor any of its Subsidiaries has in the past three years received a claim in writing by a Governmental Authority in any jurisdiction in which it does not file Tax Returns or pay any Taxes that it is or may be subject to taxation by that jurisdiction, except for matters in clauses (i), (ii), (iii) or (iv) that would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)

(i) Neither Parent nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any material Tax that has not since expired; and (ii) neither Parent nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled.

(e)

Except for matters that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no Tax allocation or Tax sharing agreements or similar arrangements with respect to or involving Parent or any of its Subsidiaries, except for customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes, or agreements solely between Parent and its Subsidiaries, and (ii) after the Closing Date neither Parent nor any of its Subsidiaries shall be bound by any such Tax allocation agreements or similar arrangements or have any Liability thereunder for amounts due in respect of periods prior to the Closing Date.

(f)

Neither Parent nor any of its Subsidiaries has participated in or cooperated with, or has agreed to participate in or cooperate with, or is participating in or cooperating with, any international boycott within the meaning of Section 999 of the Code.

(g)	There are no Liens for material Taxes upon the assets of Parent or any of its Subsidiaries, except for Parent Permitted Liens.

(h)

Parent and each of its Subsidiaries have complied, in all material respects, with applicable Law, rules and regulations relating to the withholding and payment of Taxes, and have duly and timely withheld and, in each case, have paid over to the appropriate Taxing Authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and are not liable for any material arrears of wages or any material taxes or any material penalty for failure to withhold or pay such amounts.

(i)

Neither Parent nor any of its Subsidiaries (i) is or has been in the past five (5) years a member of a group (other than a group the common parent of which is Parent or one of its Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any material Liability for Taxes of any Person (other than Parent or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous applicable provision of state, local or non-U.S. Law or as a transferee or successor.

(j)

Neither Parent nor any of its Subsidiaries has entered into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), and neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any material Taxes.

Section 4.15 Financial Statements.

(a)	Since December 31, 2016, the consolidated financial statements of Parent (including any related notes thereto) included in the Parent SEC Documents:

(i) as of their respective filing dates with the SEC (or, if such Parent SEC Documents were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto in effect at the time of such filing;

(ii) were prepared in all material respects in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes to those financial statements and, except in the case of the unaudited financial statements, for normal year-end adjustments as permitted by the SEC); and

(iii) fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as applicable, as of the dates thereof and the consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for the periods indicated.

(b)

Since December 31, 2016, there has been no change in Parent’s accounting methods or principles that is material and would be required to be disclosed in Parent’s financial statements, in accordance with GAAP, except as described in the notes thereto.

(c)

Since December 31, 2016, neither Parent nor, to the knowledge of Parent, any third-party auditor of Parent has received any material written complaint, allegation, assertion or claim regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of Parent or any of their respective Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2016.

Section 4.16 Internal Controls.

(a)

Parent has implemented, and at all times since December 31, 2016 has maintained, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent on a consolidated basis, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Parent and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries that would have or reasonably be expected to have a material effect on Parent’s financial statements.

(b)

Parent (i) has implemented, and at all times since December 31, 2016 has maintained, “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the 1934 Act) reasonably designed to ensure that material information relating to Parent including its consolidated Subsidiaries is or was, as applicable, made known on a timely basis to the individuals responsible for the preparation of the Parent SEC Documents and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” that would be reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s “internal control over financial reporting”. Any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document on or prior to the date of this Agreement has been so disclosed.

(c)

Parent has made available to the Company true and complete copies of any such disclosure documents contemplated as of the date of this Agreement by clauses (A) and (B) in Section 4.16(b) made by management to Parent’s independent auditors and to the audit committee of the Parent Board since December 31, 2016.

(d)	Parent is in compliance in all material respects with the applicable listing and corporate governance requirements of the NYSE.

Section 4.17 Absence of Certain Changes.

(a)

From December 31, 2018 until the date of this Agreement, there has not been any effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)

From December 31, 2018 until the date of this Agreement, the business of Parent and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects.

Section 4.18 No Undisclosed Liabilities.

(a)

As of December 31, 2018, there were no, and since such date there have not been any, Liabilities of Parent or any of its Subsidiaries that would be required to be reflected or reserved against in a consolidated balance sheet of Parent and its consolidated Subsidiaries, prepared in accordance with GAAP or in the notes thereto, other than:

(i) Liabilities disclosed, reflected or provided for on the Parent Balance Sheet or notes thereto set forth in the Parent SEC Documents;

(ii) Liabilities incurred since December 31, 2018 in the ordinary course of business consistent with past practice;

(iii) Liabilities incurred in connection with the Transactions or as expressly permitted or contemplated by this Agreement;

(iv) Liabilities and obligations solely (i) between Parent and Parent OP’s wholly owned Subsidiaries, or (ii) among wholly owned Subsidiaries of Parent OP;

(v) Liabilities which have been discharged or paid in full prior to the date of this Agreement; and

(vi) other Liabilities that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)

Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the 1934 Act), where the result, purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, Parent or any of its Subsidiaries, taken as a whole, in its published financial statements or other Parent SEC Documents.

Section 4.19 No Other Representations and Warranties.

(a)

Except for the representations and warranties set forth in Article 3, each of Parent and Buyer acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at Law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Buyer, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company and notwithstanding the delivery or disclosure to Parent or Buyer, or any of their Representatives or Affiliates, of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b)

Parent and Buyer also acknowledge and agree that, except for the representations and warranties set forth in Article 3, the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Buyer or their respective Representatives or Affiliates.

ARTICLE 5

COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.01 Conduct of the Company. From the date of this Agreement until the Closing or the earlier termination of this Agreement in accordance with Article 8 (the “Pre-Closing Period”), except as (i) expressly required or expressly contemplated by this Agreement, (ii) set forth in Section 5.01 of the Company Letter, (iii) required by applicable Law or (iv) consented to in advance in writing by Parent or Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in all material respects in the ordinary course of business consistent with past practice, (B) use its reasonable best efforts to preserve intact in all material respects its business organization and material business relationships with suppliers, vendors, Governmental Authorities, Customers and other Persons with which the Company has material business relationships and keep available the services of its present officers and key employees and (C) use commercially reasonable efforts to undertake the actions enumerated in Section 5.01-1 of the Company Letter; provided, that none of the Company or any of its Subsidiaries shall be required to (or shall without Parent’s or Buyer’s prior consent, not to be unreasonably withheld, conditioned or delayed) make any payments to its business relationship counterparties, beyond that paid in the ordinary course of business in order to maintain such business relationships. In addition to and without limiting the generality of the foregoing, during the Pre-Closing Period, except as (w) expressly required or expressly contemplated by this Agreement, (x) set forth in Section 5.01 of the Company Letter, (y) required by applicable Law or (z) consented to in advance in writing by Parent or Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(a)	amend, adopt any amendment to or otherwise change (whether by merger, consolidation or otherwise) any of the Company Organizational Documents;

(b)

(i) split, combine, subdivide, exchange or reclassify any shares in its share capital or other equity interests, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares or other equity interests or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares in its share capital or other equity interests, except for dividends or distributions paid by any of its wholly owned Subsidiaries to the Company or other wholly owned Subsidiaries of the Company, (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, except with respect to the payment of any exercise price upon exercise of any Company Options or in connection with the payment of any required Taxes in connection with the exercise of Company Options or the vesting or settlement of any Company Restricted Share, Company Performance Share or YourShare Award in any case, in accordance with the terms of any Company Equity Plan or award agreement thereunder, (iv) enter into any Contract with respect to the voting or registration of its share capital or any other Company Securities or Company Subsidiary Securities or (v) other than offers and sales pursuant to Form S-8 that are otherwise permitted under this Agreement, register the offer or sale of any class of debt or equity securities pursuant to the 1933 Act or otherwise subject any class of debt or equity securities to the periodic reporting requirements of the 1934 Act;

(c)

(i) issue, pledge, dispose, grant, transfer, encumber (or otherwise cause to be subject to any Lien), deliver or sell, or authorize the issuance, pledge, disposition, grant, transfer, encumbrance (or subjection to any Lien), delivery of or sale of, any shares of any Company Securities or Company Subsidiary Securities, or any Equity-Based Awards, other than the issuance of any Shares upon the exercise of Company Options or the vesting or settlement of Company Restricted Shares and Company Performance Shares, in each case, that are outstanding as of the date of this Agreement, in accordance with the terms of such Company Options and Company Restricted Shares and Company Performance Shares, provided that, in the event that the Company is required under the terms of outstanding Company Performance Shares to make a performance determination prior to the Closing, such determination shall be made in the ordinary course of business consistent with past practice and in accordance with all requirements set forth in the terms of the applicable Company Equity Plan and award agreement, or (ii) adjust or amend the rights of, or any term of, any Company Security (including Company Equity Awards) or any Company Subsidiary Security, except as may be required by the terms of any Company Plan as in effect on the date of this Agreement;

(d)

(i) acquire (whether by merger or consolidation, acquisition of stock or other securities or assets or by formation of a joint venture or otherwise) any other Person or business or any assets (other than ordinary course purchases from vendors) or properties of any other Person, (ii) sell or transfer any Real Property or Additional Real Property or exercise any option or right of pre-emption in respect of, or enter into any agreement to acquire, any real property or (iii) make any investment in any other Person by purchase of stock or securities, contributions to capital or property transfers, except in each case for (A) acquisitions from wholly owned Subsidiaries of the Company; (B) the purchase of equipment, supplies and inventory in the ordinary course of business consistent with past practice; (C) inbound licenses of Intellectual Property Rights in the ordinary course of business consistent with past practice; and (D) acquisitions of any assets (other than ordinary course purchases from vendors) as to which the aggregate consideration for all such acquisitions does not exceed €10,000,000 in the aggregate;

(e)

sell, lease, license, transfer, divest, allow to lapse, dispose of (whether by merger or consolidation, sale of stock or other securities or assets or by formation of a joint venture or otherwise), or otherwise mortgage, encumber or subject to any Lien (other than Permitted Liens), to any Person (including any Subsidiary of the Company) in a single transaction or series of related transactions any of its assets, securities, properties, interests or businesses, including the capital stock of Subsidiaries of the Company, except (A) in the ordinary course of business consistent with past practice, (B) disposition of immaterial equipment and immaterial personal property or equipment or personal property no longer required in the operation of the business and (C) sales or dispositions of property or assets with a value of less than €10,000,000 in the aggregate per calendar quarter;

(f)

enter into, materially amend, renew, extend, terminate or waive any rights under, in each case, in any material respect, any Material Contract (other than Customer Contracts, which are addressed in Sections 5.01(r) through (u) below) required to be listed in Section 3.21 of the Company Letter (or any Contract that if entered into prior to the date hereof would be a Material Contract) or any Affiliate Agreement (except, in the case of Material Contracts, renewals and extensions in the ordinary course of business or as otherwise permitted by an express provision of Section 5.01(a)-(z));

(g)

except for loans to employees made in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions among the Company and any of its wholly owned Subsidiaries and capital contributions to or investments in its wholly owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;

(h)

incur, create, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof (directly, contingently or otherwise) or grant mortgages or equity pledges with respect to such indebtedness, other than (A) indebtedness incurred between the Company and any of its Subsidiaries or between any of such Subsidiaries, in each case in the ordinary course of business consistent with past practice, and (B) indebtedness in an amount not to exceed €225,000,000 before June 30, 2020, and an additional amount not to exceed €200,000,000 following June 30, 2020, which additional indebtedness shall in each case be (x) freely prepayable without the incurrence of any prepayment penalties (other than such penalties that are immaterial in relation to the amount of indebtedness and in any event no more than 0.15% of the principal amount thereof) or other material costs and expenses and (y) not subject to any change of control restrictions that would prevent or delay the Transactions;

(i)

except as required by the terms of any Company Plan as in effect as of the date of this Agreement or by this Agreement, (A) hire or engage any employee or consultant, other than the hiring or engagement of Non-Management Employees or consultants of equivalent status in the ordinary course of business consistent with past practice, (B) materially increase the amount, rate or terms of compensation or benefits of an (i) employee or other service provider who is not a Non-Management Employee or (ii) officer or director of the Company or any of its Subsidiaries, other than annual, merit or promotion-related base salary or base wage increases (and any resulting increases in incentive opportunities to the extent determined by reference to base salary or base wages) in the ordinary course of business and consistent with past practice and Section 5.01(i) of the Company Letter (and, for the avoidance of doubt, nothing in this clause (B) shall permit any action that is otherwise prohibited by Section 5.01(c) above), (C) accelerate the vesting or payment of any compensation or benefits under any Company Plan, (D) enter into, adopt, amend or terminate any Company Plan, except as required by Law or for routine amendments or modifications, in each case, which are undertaken in the ordinary course of business consistent with past practice and that do not materially increase the cost of maintaining such Company Plan, or (E) take any action to fund or in any other way secure the payment of any compensation or benefits under any Company Plan, other than as required by Law;

(j)

except to the extent set forth on Section 3.15(n) of the Company Letter, make or commit to make any capital expenditures in excess of €10,000,000 individually or €20,000,000 in the aggregate; provided, however, that the foregoing shall in no way prohibit the Company from making any necessary capital expenditures in connection with (i) an emergency or casualty at any Real Property, provided that such expenditures do not exceed €10,000,000, or (ii) which are required under the terms of any Customer Contracts or Company Property Leases in effect as of the date hereof;

(k)

(i) cancel any material indebtedness; (ii) waive, release, grant or transfer any material claim or right of material value or consent to the termination of any material claim or right of material value or (iii) commence any Action involving an amount in controversy in excess of €1,000,000 (other than matters to enforce any non-competition agreement, customer collection matters or matters in which time is of the essence to protect the environment or the health and safety of any person or any material property, right or asset of the Company and its Affiliates, in each case, to the extent notice of such Actions is provided to Buyer promptly after commencement thereof), except against Parent or Buyer and their respective Affiliates in connection with a breach of this Agreement or any other agreements contemplated hereby or otherwise related to the Transactions;

(l)

pay, discharge, compromise, settle or satisfy any Liability or any Action (excluding any Action relating to this Agreement or any other agreements contemplated hereby or otherwise related to the Transactions) against the Company or any of its Subsidiaries or any of their respective directors or officers, other than (i) Liabilities or Actions relating to Taxes (which, for the avoidance of doubt, shall be governed by Section 5.01(p)), (ii) the payment, discharge, settlement or satisfaction of claims or Liabilities (A) fully covered by insurance, (B) reflected in or reserved against in the Company Balance Sheet (or the notes thereto) and for amounts not materially in excess of such reserves or (C) related to costs and expenses incurred by the Company in connection with the Transactions, or (iii) where the amount paid or to be paid by the Company and its Subsidiaries does not exceed €1,000,000, individually, or €5,000,000, in the aggregate (except with respect to settlement of the matters set forth in Section 5.01(l) of the Company Letter, which shall not exceed the amounts set forth therein) (in each case, net of insurance proceeds, indemnity, contribution or similar payments received or to be received by the Company or any of its Subsidiaries in respect thereof), in each case, only without the imposition of any material restrictions on the business or operations of the Company or any of its Subsidiaries or the admission of wrongdoing by the Company or any of its Subsidiaries or any of their respective officers or directors;

(m)

convene any general or special meeting of the shareholders of the Company other than the EGM and the Subsequent EGM, if any, pursuant to Section 2.04 or pursuant to Parent’s or Buyer’s request as set forth in Section 2.08(a)(i) (unless the Company determines in good faith, after consultation with its outside legal counsel, that such a meeting is required by applicable Law);

(n)

write up, write down or write off the book value of any assets, except (i) for depreciation and amortization in accordance with IFRS consistently applied, (ii) as otherwise required under IFRS (including to increase any reserves for contingent Liabilities) or (iii) in the ordinary course of business consistent with past practice in accordance with IFRS;

(o)	change the Company’s methods of accounting, except as required by concurrent changes in IFRS or in Regulation S-X as promulgated by the SEC, as agreed to by its independent public accountants;

(p)

(i) change any material method of Tax accounting, (ii) settle or compromise any audit or other proceeding relating to a material amount of Tax, (iii) make or change any material Tax election or file any material amended Tax Return, (iv) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, (v) enter into any closing agreement with respect to any material amount of Tax or (vi) surrender any right to claim any material Tax refund;

(q)

adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger or other reorganization of the Company or any of its Subsidiaries (other than wholly owned Subsidiaries or as contemplated by Article 2);

(r)

enter into any Customer Contract (x) except in the ordinary course of business, (y) unless such Customer Contract does not (A) provide any material concession or credit to a Person or impose material obligations upon the Company or any of its Subsidiaries without receiving any commercially reasonable benefit from the other party thereunder, (B) require the Company or any of its Subsidiaries to provide a level of power to any Person the Company or any of its Subsidiaries could not reasonably provide or (C) prohibit the Company or any of its Subsidiaries from assigning or subcontracting all or any portion of its rights and obligations under such Customer Contract to an entity controlled by or under common control with the Company and (z) other than in accordance with the leasing parameters set forth in Section 5.01(r) of the Company Letter or for less than 200 kilowatts of power;

(s)

modify, amend, renew, or extend any Material Customer Contract unless such modification, amendment, renewal or extension (x) is in the ordinary course of business, (y) would not constitute a Prohibited Service Order and (z) is in accordance with the leasing parameters set forth in Section 5.01(r) of the Company Letter or for less than 200 kilowatts of power;

(t)

terminate any Customer Contract (i) that is with a Material Customer or (ii) with a Customer that is not a Material Customer except (A) in the ordinary course of business, (B) as a result of the non-payment of rent and other monetary obligations by such Customer under such Customer Contract or (C) where the aggregate revenues during any consecutive 12 month period prior to the date of termination did not exceed €2,400,000;

(u)

enter into, amend, modify, renew, extend, expand, surrender or terminate any Company Property Lease, except (i) unilateral renewal or extension rights exercised in accordance with the existing terms of a Company Property Lease or (ii) non-material amendments entered into in the ordinary course of business;

(v)

enter into any lease or agreement for lease of any real property in respect of which the annual rent payable under such lease by the Company or any of its Subsidiaries to the applicable landlord would exceed €1,000,000;

(w)

make any application to any Governmental Authority for any material change in the zoning, approved site plan, special use permit, planned development approval or other land use entitlement, affecting any Real Property or any Additional Real Property, in each case other than in the ordinary course of business;

(x)	settle any insurance claims in excess of €1,000,000 or agree to any material condemnation or payment of material condemnation proceeds;

(y)	enter into a new line of business outside of the business of the Company and its Subsidiaries conducted as of the date hereof; or

(z)	agree, resolve or commit to do any of the foregoing.

Section 5.02 Access to Information.

(a)

During the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to, and the Company and its Subsidiaries shall use their reasonable best efforts to cause its and their respective Representatives to, afford Parent, Buyer and their Representatives reasonable access on reasonable advance notice and in a manner not unreasonably disruptive to the operations of the business of the Company and its Subsidiaries, during normal business hours, to the officers, senior employees, Representatives, auditors, properties, offices and other facilities and the books and records of the Company and its Subsidiaries, and shall use reasonable best efforts to promptly furnish or cause to be furnished to Parent, Buyer and their Representatives copies (including in electronic form) of books, records and other financial, operating and other data and information as Parent, Buyer or their Representatives may reasonably request (including to facilitate Parent’s review of REIT compliance matters) in writing addressed to David Ruberg; provided, that such access shall not permit Parent, Buyer and their Representatives to conduct any intrusive soil and groundwater investigation at any of the properties, offices and other facilities of the Company and its Subsidiaries. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be obligated to disclose any information (i) if providing such access or disclosing such information would or would be reasonably likely to cause material competitive harm to the Company or its Subsidiaries if the Transactions are not consummated, (ii) if providing such access or disclosing such information would reasonably be expected to, in the reasonable judgment of the Company after receiving advice from counsel, violate any applicable Law (including antitrust and privacy Laws) or binding agreement entered into prior to the date of this Agreement, or (iii) that, would reasonably be expected to, in the reasonable judgment of the Company after receiving advice from counsel, result in the loss of attorney-client privilege with respect to such information or would reasonably be expected to constitute a waiver of any other privilege or Trade Secret protection held by the Company or any of its Subsidiaries; provided that the Company shall use its reasonable best efforts (A) to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or waiver of any other privilege or Trade Secret protection or violation of any such applicable Law or binding agreement or (B) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent, Buyer and the Company. The Company shall advise Parent and Buyer in such circumstances that it is unable to comply with Parent or Buyer’s reasonable requests for information pursuant to the immediately preceding sentence, and the Company shall reasonably describe the reasons why such information is being withheld. The Company shall be entitled to have Representatives present at all times during any inspection by Parent or Buyer or their respective Representatives pursuant to this Section 5.02(a). No notice, access, review or investigation pursuant to this Section 5.02 or information provided, made available or delivered to Parent or Buyer pursuant to this Section 5.02 or otherwise shall affect any representations or warranties of the Company or conditions or rights of Parent and Buyer contained in this Agreement. No investigation after the date of this Agreement shall affect or be deemed to modify or supplement any representation or warranty made by the Company herein.

(b)

All information and materials provided pursuant to this Agreement shall be subject to the provisions of the confidentiality agreement dated as of June 20, 2016, by and between the Company and Parent (the “Confidentiality Agreement”) and the Addendum to Non-Disclosure Agreement, dated as of June 20, 2016, by and between the Company and Parent (the “Clean Team Agreement”). Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement or the Clean Team Agreement, the Confidentiality Agreement and the Clean Team Agreement shall be deemed terminated as of the Closing.

(c)	Nothing contained in this Agreement is intended to give Parent or Buyer, directly or indirectly, rights to control the Company or any of its Subsidiaries before the Closing.

Section 5.03 No Solicitation by the Company; Company Adverse Recommendation Change.

(a)

The Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to cause its and their respective Representatives not to, and shall not publicly announce any intention to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, knowingly induce or knowingly encourage (including by providing information, access, cooperation or assistance) the making of any Alternative Acquisition Proposal, (ii) other than informing Persons of the provisions contained in this Section 5.03, enter into, continue or otherwise participate in any discussions or negotiations regarding any Alternative Acquisition Proposal or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract (whether or not binding) with respect to an Alternative Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.03(b)(i)). The Company shall, and shall cause each of its Subsidiaries and its and their respective directors and officers to, and shall use their reasonable best efforts to cause each of the Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated any and all existing discussions or negotiations with any Person conducted prior to the date of this Agreement with respect to any Alternative Acquisition Proposal, and shall not modify, amend or terminate, or waive, release or assign, any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Alternative Acquisition Proposal and shall enforce the provisions of any such agreement. The Company shall promptly (and in any event within two (2) Business Days of the date of this Agreement) request each Person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of any Alternative Acquisition Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it shall promptly inform its Representatives of the obligations undertaken in this Section 5.03.

(b)

Notwithstanding anything to the contrary contained in Section 5.03(a), in the event that the Company receives during the Pre-Closing Period a bona fide written Alternative Acquisition Proposal that was not solicited in breach of this Section 5.03 (including Section 5.03(a)), the Company and its Representatives may contact the Person or group making such Alternative Acquisition Proposal solely to clarify the terms and conditions thereof and take the following actions upon giving notice to Parent if (x) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Alternative Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (y) the submission of such Alternative Acquisition Proposal did not result from a breach of this Section 5.03:

(i) furnish non-public information with respect to the Company and its Subsidiaries to the Person or group making such Alternative Acquisition Proposal; provided that (A) prior to furnishing any such non-public information, it receives from such Person or group an executed confidentiality agreement containing confidentiality terms at least as restrictive in the aggregate as the terms contained in the Confidentiality Agreement are to Parent or Buyer, and which shall not contain any exclusivity provision or other term that would restrict, in any manner, the Company’s ability to consummate the Transactions or to comply with its disclosure obligations to Parent or Buyer pursuant to this Agreement (an “Acceptable Confidentiality Agreement”) and (B) promptly (and in any event within twenty-four (24) hours) after furnishing any such non-public information to such Person or group, it furnishes such non-public information to Parent or Buyer to the extent Parent or Buyer has not previously been provided with such information; and

(ii) engage in discussions or negotiations with such Person or group with respect to such Alternative Acquisition Proposal.

(c)

In addition to the obligations of the Company set forth in Sections 5.03(a), (b), and (d), as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Alternative Acquisition Proposal, the Company shall provide Parent and Buyer with written notice of the material terms and conditions of such Alternative Acquisition Proposal, and the identity of the Person or group making any such Alternative Acquisition Proposal if not previously provided pursuant to Section 5.03(b). Commencing upon the provision of any notice referred to above and continuing until such Alternative Acquisition Proposal is withdrawn, (i) the Company (or its outside legal counsel) shall keep Parent and Buyer (or their outside legal counsel) reasonably informed on a reasonably current basis regarding material changes to the status and terms of discussions and negotiations relating to any such Alternative Acquisition Proposal (and within twenty-four (24) hours after any changes to the material terms thereof) and (ii) the Company shall, as promptly as practicable (and in any event within twenty-four (24) hours following the receipt or delivery thereof), provide Parent and Buyer (or their outside legal counsel) with unredacted copies of all written proposals or proposed transaction agreements (including all schedules and exhibits thereto) relating to any such Alternative Acquisition Proposal.

(d)

Except as provided in Section 5.03(e), neither the Company Board nor any committee thereof shall, directly or indirectly, (i) (A) withhold, withdraw, qualify, amend or modify in a manner adverse to Parent and Buyer, or publicly propose to withhold, withdraw, qualify, amend or modify in a manner adverse to Parent and Buyer, the Company Recommendation or fail to make, or include in the applicable Company Disclosure Documents, the Company Recommendation, or make any public statement inconsistent with the Company Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Acquisition Proposal, (C) publicly make, or publicly propose to make, any recommendation in connection with an Alternative Acquisition Proposal other than a recommendation against such proposal or (D) fail to publicly and without qualification recommend against any Alternative Acquisition Proposal or fail to reaffirm the Company Recommendation, in either case, no later than the earlier of (x) the tenth (10th) Business Day after such Alternative Acquisition Proposal is made public and (y) the third (3rd) Business Day prior to the then-scheduled Expiration Time, the EGM and the Subsequent EGM, if any, to the extent such Alternative Acquisition

Proposal was received prior to the Expiration Time, the EGM or the Subsequent EGM, if any, as applicable (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract (other than an Acceptable Confidentiality Agreement) (A) relating to any Alternative Acquisition Proposal or would reasonably be expected to lead to an Alternative Acquisition Proposal or (B) requiring it (or that would require it) to abandon, terminate or fail to consummate the Transactions (an “Alternative Acquisition Agreement”).

(e)

Notwithstanding anything to the contrary set forth in Section 5.03(d), solely in response to a Superior Proposal received by the Company Board on or after the date of this Agreement, the Company Board may, at any time prior to the Expiration Time, (x) make an Adverse Recommendation Change or (y) validly terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 8.01(d)(i), or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i) the Company shall have complied in all material respects with Section 5.03.

(ii) the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall state expressly (1) that it has received an Alternative Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the consideration offered therein and the identity of the Person or group making the Superior Proposal), and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and a copy of all other material documents related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and a new three (3) Business Day period, and (3) that, subject to clause (iii) below, the Company Board has determined to effect an Adverse Recommendation Change or to terminate this Agreement in accordance with Section 8.01(d)(i) in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such an Adverse Recommendation Change or terminating this Agreement in accordance with Section 8.01(d)(i), as applicable, to the extent requested in writing by Parent and Buyer, engaged in good faith negotiations with Parent during such four (4) Business Day period (or three (3) Business Day period if applicable) to amend this Agreement in such a manner that this Agreement, as so amended, would be, in the good faith determination of the Company Board, at least as favorable to the Company and its shareholders and other stakeholders as the Alternative Acquisition Proposal (as such proposal may have been amended); and

(iii) no earlier than the end of the four (4) and three (3) Business Day period, as applicable, the Company Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that, in light of such Superior Proposal and taking into account any revised terms proposed by Parent, that the failure to make such Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 8.01(d)(i), as applicable, would be inconsistent with the Company Board’s fiduciary duties under the Laws of the Netherlands.

(f)

Notwithstanding anything to the contrary set forth in Section 5.03(d), upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to the Expiration Time, make a Company Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent four (4) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to effect a Company Adverse Recommendation Change and the Company Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under the Laws of the Netherlands and (B) prior to making such a Company Adverse Recommendation Change, to the extent requested in writing by Parent and Buyer, engaged in good faith negotiations with Parent during such four (4) Business Day period to amend this Agreement in such a manner that the failure of the Company Board to make a Company Adverse Recommendation Change in response to the Company Intervening Event in accordance with clause (ii) below would no longer be, in the good faith determination of the Company Board, inconsistent with the Company Board’s fiduciary duties under the Laws of the Netherlands; and

(ii) the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Company Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under the Laws of the Netherlands (it being understood and agreed that any material change to the circumstances giving rise to the Company Intervening Event that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above; provided, that, with respect to each such material change, each reference in the preceding clauses (i) and (ii) to a “four (4) Business Day” period shall be changed to refer to a “three (3) Business Day” period).

(g)

Unless this Agreement is otherwise terminated pursuant to Article 8, neither the Company nor the Company Board (or any committee thereof) shall take any action to make the provisions of any “fair price,” “business combination,” “control share acquisition” or other state takeover statute or similar Law inapplicable to any transactions contemplated by an Alternative Acquisition Proposal.

(h)

Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure shall be deemed a Company Adverse Recommendation Change unless the Company Board expressly publicly reaffirms and without qualification (other than a recitation of the terms of this Agreement) the Company Recommendation.

Section 5.04 Compensation Arrangements. Prior to the Closing, the Company (acting through the Company Board and the compensation committee of the Company Board) shall take all steps that may be required, necessary or advisable to cause each “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the 1934 Act that has been or, after the date of this Agreement, shall be entered into by the Company or any of its Subsidiaries with any current or former Company Service Provider, to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the 1934 Act.

Section 5.05 Delisting; Deregistration. Prior to the Acceptance Time, the Company shall cooperate with Parent and Buyer and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to cause the delisting of the Company and the Shares from the NYSE as promptly as practicable after the Closing or at such other time after the Closing designated by Parent and the deregistration of the Shares under the 1934 Act as promptly as practicable after such delisting.

Section 5.06 Anti-Takeover Measures. The Company and the Company Board (and any applicable committees thereof) shall take all actions within their power and authority necessary so that no Anti-Takeover Measure is or becomes applicable to any of the Transactions. If any Anti-Takeover Measure becomes applicable to any of the Transactions, the Company and the Company Board (and any applicable committees thereof) shall grant such approvals and take such actions within their power and authority as are necessary so that any such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act within their power and authority to eliminate such Anti-Takeover Measures in respect of such Transactions.

Section 5.07 Tax.

(a)

As soon as possible after the date of this Agreement, the Company will, at the reasonable instruction of the Buyer, seek advance Tax clearances on (i) the amount of recognized paid-up share capital and share premium per share (fiscaal erkend kapitaal) for Dutch dividend withholding Tax purposes pursuant to article 13 of the Dutch Dividend Withholding Tax Act (Wet op de dividendbelasting 1965), (ii) other relevant Dutch dividend withholding Tax aspects and (iii) other Tax aspects of the Transactions, in each case to the extent this is reasonably necessary to effectuate the Transactions in a Tax efficient manner or to facilitate compliance with relevant Tax laws including determining the amounts of Dutch dividend withholding Tax to be withheld in respect of the Second Step Distribution. Buyer shall prepare the drafts of the Tax clearances in relation to the Transactions, submit such drafts to the Company as soon as reasonably possible for its review and provide the Company an opportunity to consult and comment on such draft Tax clearances and the Parties agree to include all comments reasonably and timely proposed by the Company and its counsel before the intended submission to the relevant Taxing Authority. The Company and its Subsidiaries shall provide any information and documentation reasonably requested by Buyer for purposes of preparing these drafts. The Company or the Buyer, as appropriate, will submit the Tax clearances to the relevant Taxing Authority as soon as reasonably possible following the final version having been determined in accordance with this Section 5.07, provided that no Tax clearance shall be submitted to, or agreed with, the relevant Taxing Authority by a Party without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.07, any reference to “Tax clearances” shall be deemed to include any material correspondence or other documents to be sent to the relevant Taxing Authority.

(b)

During the Pre-Closing Period, the Company shall not, and shall cause each of its Subsidiaries not to, knowingly take any action outside the ordinary course of business of the Company and its Subsidiaries that may materially increase its absolute and/or relative direct or indirect investments in Dutch real estate by its direct Subsidiaries for purposes of Article 4 of the Dutch Legal Transfer Tax Act (Wet Op belastingen van rechtsverkeer 1970) which increase in itself would result in the Company or any of its direct Subsidiaries becoming a real estate investment company within the meaning of Article 4 of the Dutch Legal Transfer Tax Act (Wet Op belastingen van rechtsverkeer 1970). The Company shall, and shall cause each of its Subsidiaries to, provide Parent, Buyer and their respective Representatives all information reasonably required to determine whether the Company or any of its Subsidiaries qualifies as a real estate investment company, but only to the extent such information is reasonably available to the Company or any of its Subsidiaries.

Section 5.08 Social and Economic Council Merger Regulation. Promptly after the date of this Agreement, the Parties shall jointly notify the Social and Economic Council and the relevant Dutch trade unions of the Offer in accordance with the provisions of the Social and Economic Council Merger Regulation for the protection of employees (SER-Besluit Fusiegedragsregels 2015), if and to the extent applicable.

Section 5.09 Creditor Oppositions. In accordance with Dutch Law, the one-month period for any creditors of the Company, holders of bonds (obligaties) issued by the Company, whether or not redeemable or convertible, or warrants issued by the Company (collectively, the “Company Creditors”) to oppose the Legal Merger or the Legal Demerger, as the case may be, under Dutch Law shall commence as of the day the Company publishes the filing of the Legal Merger Proposal or the Legal Demerger Proposal, as the case may be, in accordance with Section 2.06 or Section 2.07, as applicable. The Company shall promptly notify Parent and Buyer upon receipt of written notice of any actual, pending or threatened opposition rights proceeding initiated, pending to be initiated or threatened to be initiated by any Company Creditor pursuant to Dutch Law (whether during the aforementioned one-month period or otherwise). Such notice shall describe in reasonable detail the nature of such opposition rights proceeding. With respect to any such opposition rights proceeding, Section 7.06 shall apply.

ARTICLE 6

COVENANTS OF PARENT AND BUYER

Parent and Buyer jointly and severally agree that:

Section 6.01 Director and Officer Liability.

(a)

For six (6) years after the Closing, Parent shall cause the Company and its Subsidiaries to indemnify and hold harmless the present and former directors and officers of the Company and its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the consummation of the Post-Offer Reorganization and in connection with the Transactions to the fullest extent permitted by applicable Law. In the event that any Indemnified Person is made party to any Action that would be indemnifiable pursuant to the immediately preceding sentence, Parent shall cause the Company to advance fees, costs and expenses (including reasonable attorney’s fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such Action, subject to the execution by such Indemnified Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Indemnified Person is not entitled to indemnification, in each case except to the extent prohibited under applicable Law. For a period of six (6) years following the Closing, Parent shall cause the Company and its Subsidiaries to honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements in effect as of the date hereof between the Company or any of its Subsidiaries and any Indemnified Person (the “Indemnification Agreements”). In addition, for a period of six (6) years following the Closing, Parent shall cause the Company and its Subsidiaries to cause the articles of association and rules and regulations of the Company Board (or other similar organizational documents) of the Company and its Subsidiaries to contain provisions with respect to exculpation of Liability of all

Indemnified Persons, indemnification of all Indemnified Persons and advancement of fees, costs and expenses that are no less advantageous in the aggregate to the intended beneficiaries than the corresponding provisions contained in the Company Organizational Documents as of the date hereof. To the maximum extent permitted by applicable Law, such indemnification and exculpation shall be mandatory rather than permissive.

(b)

Parent shall obtain, or cause to be obtained, effective as of the Closing, a “tail” insurance policy with a claims period of six (6) years after the Closing with respect to directors’ and officers’ Liability insurance covering each Person currently covered by the Company’s directors’ and officers’ Liability insurance policy for acts or omissions occurring at or prior to the Closing on terms that are no less favorable than those of such policy of the Company in effect on the date of this Agreement, which insurance shall, prior to the Closing, be in effect and prepaid for such six (6)-year period; provided, however, that, in no event shall the total cost for such prepaid “tail” insurance policy exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then Parent may obtain, or cause to be obtained, a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap. Upon execution of this Agreement, the Company shall execute transaction-specific “Broker of Record” letters to appoint Parent’s insurance brokers as the Company’s authorized representative solely for the purpose of negotiation such tail coverage with the Company’s incumbent insurers; provided, that such appointments shall be rescinded if the Transactions are not completed. If Parent for any reason fails to obtain, or cause to be obtained, such “tail” insurance policy as of the Closing, Parent shall continue, or cause to be continued, to maintain in effect, for a period of six (6) years from and after the Closing, the directors’ and officers’ Liability insurance in place as of the date of this Agreement or a comparable policy with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ Liability insurance carrier on terms no less favorable than those of such policy in effect on the date of this Agreement.

(c)

If Parent, Buyer, the Company or any of their respective successors or assigns (i) shall consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, Parent or Buyer, as applicable, shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 6.01.

(d)

Each Indemnified Person is intended to be a Third Party beneficiary of this Section 6.01, with full rights of enforcement as if such Indemnified Person was a party hereto. The rights of any Indemnified Person under this Section 6.01 shall be in addition to, and not in substitution of, any other rights that such Persons may have under the Company Organizational Documents, the Indemnification Agreements or applicable Law (whether at Law or in equity).

Section 6.02 NYSE Listing Application. Parent shall file with the NYSE an application for the listing of the Parent Common Stock with the NYSE as promptly as reasonably practicable after the date hereof, and shall use its reasonable best efforts to have the application accepted by the NYSE as promptly as is practicable following its submission.

Section 6.03 Rule 16b-3. Prior to the Acceptance Time, Parent, the Parent Board and the compensation committee of the Parent Board shall take such steps as may be reasonably required or advisable to cause acquisition of Parent Securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company and who may become a director or officer of Parent to be exempt under Rule 16b-3 under the 1934 Act.

Section 6.04 Employee Matters.

(a)

No later than sixty (60) days after the date hereof, and to the extent not prohibited under applicable Laws, the Company shall provide to Parent an accurate and complete list of each Company Service Provider and their salary, target bonus opportunity and length of service.

(b)

For a period beginning on the Closing Date and ending on December 31 of the year following the year in which the Closing Date occurs, Parent shall provide (or cause an Affiliate of Parent to provide) to each employee of the Company or any of its Subsidiaries who continues in employment with Parent or one of its Affiliates following the Closing (each, a “Continuing Employee”) with a base salary or an hourly wage rate, as applicable, that is no lower than the base salary or hourly wage rate, as applicable, provided to such Continuing Employee immediately prior to the Closing.

(c)

For a period beginning on the Closing Date and ending on December 31 of the year in which the Closing Date occurs, subject to the terms in effect on the date hereof of any individual contract between the Company or any of its Affiliates and a Continuing Employee disclosed on the Company Plan List and made available to Parent prior to the date hereof, Parent shall provide (or cause an Affiliate of Parent to provide) each Continuing Employee with: (i) an annual cash bonus opportunity that is no lower than the annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Closing (subject to the terms of Section 6.04(g)), (ii) health and welfare benefits and other broad-based employee benefits provided under the Company Plans listed in Section 3.18(b) of the Company Letter or required to be provided to the applicable Continuing Employee under applicable Law (excluding, for the avoidance of doubt, severance covered in the following clause (iii) and defined benefit retirement benefits) that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing and (iii) severance benefits that are no less favorable in the aggregate than those severance benefits, if any, provided to such Continuing Employee immediately prior to the Closing pursuant to the Company Plan, if any, applicable to such Continuing Employee set forth in Section 3.18(b) of the Company Letter, a copy of which has been made available to Parent prior to the date of this Agreement, or if none, those severance benefits provided to similarly situated employees of Parent or its Affiliates in the jurisdiction where such Continuing Employee works, if any.

(d)

With respect to the year following the year in which the Closing Date occurs, subject to the terms in effect on the date hereof of any individual contract between the Company or any of its Affiliates and a Continuing Employee disclosed on the Company Plan List and made available to Parent prior to the date hereof, Parent shall provide (or cause an Affiliate of Parent to provide) each Continuing Employee with (i) an annual cash bonus opportunity that is no lower than the annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Closing or the annual cash bonus opportunity that is provided to similarly situated employees of Parent or its Affiliates in the jurisdiction where such Continuing Employee works, if any, (ii) eligibility for long-term incentive awards on substantially the same basis as similarly situated employees of Parent or its Affiliates in the jurisdiction where such Continuing Employee works, if any (or, if there are no similarly situated employees of Parent or any of its Affiliates in the jurisdiction in which a Continuing Employee provides services, eligibility for long-term incentive awards on substantially the same basis as employees of Parent or its Affiliates in Europe), (iii) health and welfare benefits and other broad-based employee benefits provided under the Company Plans listed in Section 3.18(b) of the Company Letter or required to be provided to the applicable Continuing Employee under applicable Law (excluding, for the avoidance of doubt, severance covered in the following clause (iv) and defined benefit retirement benefits) that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing or those provided to similarly situated employees of Parent or its Affiliates in the jurisdiction where such Continuing Employee works, if any, and (iv) severance benefits that are no less favorable in the aggregate than the severance benefits, if any, provided to such Continuing Employee immediately prior to the Closing pursuant to the Company Plan, if any, applicable to such Continuing Employee set forth in Section 3.18(b) of the Company Letter, a copy of which has been made available to Parent prior to the date of this Agreement, or those severance benefits provided to similarly situated employees of Parent or its Affiliates in the jurisdiction where such Continuing Employee works, if any. For the avoidance of doubt, for purposes of Sections 6.04(c) and (d), references to “Affiliates” of Parent shall not include the Company and its Subsidiaries.

(e)

As of the Closing, Parent shall, and shall cause its Affiliates to give Continuing Employees full credit for purposes of eligibility, vesting and level of benefits under any employee benefit and compensation plans or arrangements (including for purposes of vacation and severance but excluding for purposes of benefit accrual under defined benefit plans, or for retiree medical plans, frozen or grandfathered benefit plans or benefit plans under which similarly-situated employees of Parent and its Affiliates do not receive any service credit) maintained by Parent or its Affiliates that such Continuing Employees may be eligible to participate in after the Closing for such Continuing Employees’ service with the Company or any of its Subsidiaries to the same extent that such service was credited for purposes of any comparable Company Plan immediately prior to the Closing, except, in each case, to the extent such treatment would result in duplicative benefits and except, in each case, to the extent that any such limitations are not permitted by applicable Law. In addition, to the extent as may be applicable and to the extent permitted by the applicable Parent Plan, Parent shall cause (i) all pre-existing condition exclusions and actively-at-work requirements of any Parent Plans providing medical, dental, hospital, pharmaceutical or vision benefits to be waived for such Continuing Employee and his or her covered dependents (except to the extent that such exclusions or requirements applied to the Continuing Employee under comparable Company Plans); and (ii) any co-payments, deductibles and other eligible expenses incurred by such Continuing Employee or his or her covered dependents during the plan year in which the Closing Date occurs to be credited for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Parent Plan (to the extent such credit would have been given under comparable Company Plans prior to the Closing).

(f)

Parent shall, or shall cause any applicable Subsidiary thereof to, assume and perform the Company’s and its Subsidiaries’ obligations under the Company Plans listed in Section 6.04(f) of the Company Letter.

(g)

Parent shall maintain (or cause an Affiliate of Parent to maintain) the annual cash bonus plan(s) set forth in Section 6.04(g) of the Company Letter (each, an “Annual Bonus Plan”) until at least the end of the calendar year in which the Closing occurs, and shall pay (or cause an Affiliate of Parent to pay) to each Continuing Employee who was a participant in any such Annual Bonus Plan immediately prior to the Closing an award thereunder for the calendar year in which the Closing occurs, in accordance with the terms thereof, with such equitable modifications, if any, to the performance objectives as Parent reasonably determines in good faith to be appropriate to reflect the occurrence of the Transactions, subject to each such Continuing Employee’s continued employment with Parent or an Affiliate thereof through December 31 of the year in which the Closing occurs (or, if earlier, and provided that such Continuing Employee is not a party to or covered by a Company Plan which provides for payment of such Continuing Employee’s annual cash bonus (or any portion thereof in respect of the year in which the Closing occurs) in connection with an involuntary termination of such Continuing Employee’s employment by the Company without “cause”, through the date of such Continuing Employee’s involuntary termination of employment after the Closing by Parent without “cause” (as determined by Parent in good faith), in which case such bonus will be pro-rated based on the number of days such Continuing Employee is employed by Parent, the Company or an Affiliate thereof during the year in which the Closing occurs), payable at such time(s) as Parent may determine, but in no event later than March 15 of the year following the year in which the Closing occurs; provided, however, that, notwithstanding the foregoing, each such Continuing Employee’s payout under any applicable Annual Bonus Plan in respect of the calendar year in which the Closing occurs shall be no less than his or her target award opportunity thereunder as in effect on the date hereof (or pro-rated target award opportunity if such Continuing Employee becomes entitled to a pro-rated annual cash bonus as contemplated by this Section 6.04(g)). Payment of any pro-rated annual cash bonus in accordance with this Section 6.04(g) shall, if requested by Parent or an Affiliate thereof, be subject to the applicable Continuing Employee’s execution and non-revocation of a general release of claims in a form customarily used by Parent and its Affiliates (which, for the avoidance of doubt, shall not include the Company and its Subsidiaries) for its similarly situated employees.

(h)

Nothing contained in this Agreement shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Parent to terminate reassign, promote or demote any Company Service Provider (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the titles, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such Company Service Providers at any time following the Closing; (ii) constitute an amendment or modification of any Company Plan or employee benefit and compensation plans or arrangements maintained by Parent or its Affiliates; (iii) create any third party rights in any such current or former Company Service Provider (including any beneficiary or dependent thereof); or (iv) obligate Parent or any of its Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Parent or any of its Affiliates from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

Section 6.05 Conduct of Parent. During the Pre-Closing Period, except as (i) expressly required or expressly contemplated by this Agreement, (ii) set forth in Section 6.05 of the Parent Letter, (iii) required by applicable Law or (iv) consented to in advance in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, (A) conduct its business in all material respects in the ordinary course of business consistent with past practice and (B) use its reasonable best efforts to preserve intact in all material respects its business organization and material business relationships with suppliers, vendors, Governmental Authorities, customers and other Persons with which Parent has material business relationships; provided, that neither Parent nor any of its Subsidiaries shall be required (or shall without the Company’s prior consent, not to be unreasonably withheld, conditioned or delayed) to make any payments to its business relationship counterparties, beyond that paid in the ordinary course of business in order to maintain such business relationships. In addition to and without limiting the generality of the foregoing, during the Pre-Closing Period, except as (w) expressly required or expressly contemplated by this Agreement, (x) set forth in Section 6.05 of the Parent Letter, (y) required by applicable Law or (z) consented to in advance in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause its Subsidiaries not to:

(a)

amend, adopt any amendment to or otherwise change (whether by merger, consolidation or otherwise) any of the Parent Governing Documents or the Parent OP Partnership Agreement, except for such amendments or changes as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)

declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares or other equity interests, except for (A) dividends or distributions paid by any of its Subsidiaries to Parent or other Subsidiaries of Parent and (B) the authorization and payment by Parent of regular quarterly dividends and by Parent OP of regular quarterly distributions, payable in accordance with past practice;

(c)

split, combine, subdivide, exchange or reclassify any shares of Parent Common Stock including pursuant to any recapitalization, merger, issuer tender or exchange offer or other similar transaction, unless the Offer Consideration and any other amounts payable pursuant to the Transactions contemplated in this Agreement are equitably adjusted in order to provide the (former) shareholders of the Company the same economic benefit as contemplated by this Agreement prior to such event.

(d)	enter into a material new line of business unrelated to the lines of business of Parent and its Subsidiaries conducted as of the date hereof;

(e)

knowingly take or fail to take any action which would reasonably be expected to cause (A) Parent to fail to qualify as a REIT or (B) any Subsidiary of Parent to fail to be treated as any of (1) a partnership or disregarded entity for United States federal income tax purposes or (2) a REIT, a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or

(f)	agree, resolve or commit to do any of the foregoing.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent, upon advice of counsel to Parent, is reasonably necessary for Parent to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Closing or to avoid incurring entity level income or excise Taxes under the Code, including making dividend or other distribution payments to stockholders of Parent in accordance with this Agreement or otherwise. If Parent determines that it is necessary to take any such action, it shall notify the Company as soon as reasonably practicable and prior to taking such action.

Section 6.06 Access to Information.

(a)

During the Pre-Closing Period, Parent shall, and shall cause each of its Subsidiaries to, and Parent and its Subsidiaries shall use their reasonable best efforts to cause its and their respective Representatives to, afford the Company and its Representatives reasonable access on reasonable advance notice and in a manner not unreasonably disruptive to the operations of the business of Parent and its Subsidiaries, during normal business hours, to the officers, senior employees, Representatives, auditors, properties, offices and other facilities and the books and records of Parent and its Subsidiaries, and shall use reasonable best efforts to promptly furnish or cause to be furnished to the Company and its Representatives copies (including in electronic form) of books, records and other financial, operating and other data and information as the Company may reasonably request in writing addressed to Greg Wright, Joshua Mills or any other person designated in writing by Greg Wright or Joshua Mills; provided, that such access shall not permit the Company and its Representatives to conduct any intrusive soil and groundwater investigation at any of the properties, offices and other facilities of Parent and its Subsidiaries. Notwithstanding the foregoing, Parent and its Subsidiaries shall not be obligated to disclose any information (i) if providing such access or disclosing such information would or would reasonably be expected to cause material competitive harm to Parent or Buyer if the Transactions are not consummated, (ii) if providing such access or disclosing such information would reasonably be expected to, in the reasonable judgment of Parent after receiving advice from counsel violate any applicable Law (including antitrust and privacy Laws) or binding agreement entered into prior to the date of this Agreement or (iii) that, would reasonably be expected to in the reasonable judgment of Parent, result in the loss of attorney-client privilege with respect to such information or would reasonably be expected to constitute a waiver of any other privilege or Trade Secret protection held by Parent or any of its Subsidiaries; provided, that Parent shall use its commercially reasonable efforts (A) to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or waiver of any other privilege or Trade Secret protection or violation of any such applicable Law or binding agreement or (B) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to

Parent and the Company. Parent shall advise the Company in such circumstances that it is unable to comply with the Company’s reasonable requests for information pursuant to the immediately preceding sentence, and Parent shall reasonably describe the reasons why such information is being withheld. Parent shall be entitled to have Representatives present at all times during any inspection by the Company or their Representatives pursuant to this Section 6.06. No notice, access, review or investigation pursuant to this Section 6.06 or information provided, made available or delivered to the Company or its Representatives pursuant to this Section 6.06 or otherwise shall affect any representations or warranties of Parent or conditions or rights of the Company contained in this Agreement. No investigation after the date of this Agreement shall affect or be deemed to modify or supplement any representation or warranty made by Parent or Buyer herein.

(b)	Nothing contained in this Agreement is intended to give the Company, directly or indirectly, rights to control Parent or any of its Subsidiaries before the Closing.

Section 6.07 Parent Adverse Recommendation Change.

(a)

Except as provided in Section 6.07(b), neither the Parent Board nor any committee thereof shall, directly or indirectly, withhold, withdraw, qualify, amend or modify in a manner adverse to the Company, or publicly propose to withhold, withdraw, qualify, amend or modify in a manner adverse to the Company, the Parent Recommendation or fail to make, or include in the applicable Parent Disclosure Documents, the Parent Recommendation, or make any public statement inconsistent with the Parent Recommendation, (any action described in this clause being referred to as an “Parent Adverse Recommendation Change”).

(b)

Notwithstanding anything to the contrary set forth in Section 6.07(a), upon the occurrence of any Parent Intervening Event, the Parent Board may, at any time prior to receipt of the Parent Stockholder Approval, make a Parent Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

(i) Parent shall have (A) provided to the Company four (4) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Parent Intervening Event and the rationale for the Parent Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Parent Board has determined to effect a Parent Adverse Recommendation Change and the Parent Board shall have determined, in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect a Parent Adverse

Recommendation Change would be inconsistent with the Parent directors’ duties under the Laws of the State of Maryland and (B) prior to making such a Parent Adverse Recommendation Change, to the extent requested in writing by the Company, engaged in good faith negotiations with the Company during such four (4) Business Day period to amend this Agreement in such a manner that the failure of the Parent Board to make a Parent Adverse Recommendation Change in response to the Parent Intervening Event in accordance with clause (ii) below would no longer be, in the good faith determination of the Parent Board, inconsistent with the directors’ duties under the Laws of the State of Maryland; and

(ii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Parent Intervening Event and taking into account any revised terms proposed by the Company, the failure to make a Parent Adverse Recommendation Change would be inconsistent with the Parent directors’ duties under the Laws of the State of Maryland (it being understood and agreed that any material change to the circumstances giving rise to the Parent Intervening Event that was previously the subject of a notice hereunder shall require a new notice to the Company as provided above; provided, that, with respect to each such material change, each reference in the preceding clauses (i) and (ii) to a “four (4) Business Day” period shall be changed to refer to a “three (3) Business Day” period).

(c)

Nothing contained in this Agreement shall prohibit Parent or the Parent Board from taking and disclosing to the Parent’s shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure shall be deemed a Parent Adverse Recommendation Change unless the Parent Board expressly publicly reaffirms and without qualification (other than a recitation of the terms of this Agreement) the Parent Recommendation.

ARTICLE 7

COVENANTS OF THE PARTIES

The Parties agree that:

Section 7.01 Regulatory Approvals; Efforts.

(a)

During the Pre-Closing Period, the Parties shall use their respective reasonable best efforts to consummate and make effective the Transactions in accordance with the terms hereof and as promptly as practicable. Without limiting the foregoing, during the Pre-Closing Period, the Parties shall use their respective reasonable best efforts to (i) promptly obtain all authorizations, consents, Orders and approvals of all Governmental Authorities or other Persons that may be, or become, necessary for the performance of their respective obligations pursuant to this Agreement and the consummation of the Transactions, (ii) take all actions as may be requested by any such Governmental Authority to obtain such authorizations, consents, Orders and approvals and (iii) avoid entry of, or effect the dissolution of, any Order that would have the effect of preventing or materially delaying the consummation of the Transactions. The Parties shall cooperate in seeking to promptly obtain all such authorizations, consents, Orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to (A) make all required applications, filings and submissions with respect to the Required Approvals and any other applicable Antitrust Laws promptly and (B) respond as promptly as practicable to any inquiries or requests received from any Governmental Authority in connection with antitrust or related matters.

(b)

The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and each Party shall provide to the other Parties in advance, any written analyses, presentations, memoranda, briefs and proposals made or submitted to any Governmental Authority by or on behalf of any Party in connection with proceedings relating to any Antitrust Laws; provided, that each Party may limit disclosure of commercially sensitive portions of such materials to the outside legal counsel and consultants of the other Parties.

(c)

Without limiting the generality of the foregoing, each Party shall give the other Parties prompt notice of any pending or threatened request, inquiry, or Action brought by a Governmental Authority, or brought by a Third Party before any Governmental Authority, in each case with respect to the Transactions under any Antitrust Laws (an “Antitrust Investigation”). With respect to any such Antitrust Investigation, and subject to applicable Laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and to preserve the attorney-client or other legal privileges, each Party shall use its reasonable best efforts to (i) keep the other Parties informed as to the status of any such request, inquiry, or Action, (ii) promptly inform the other Parties of any communication (excluding non-material communications) to or from the United States Federal Trade Commission, United States Department of Justice or any other Governmental Authority, in connection with any such request, inquiry or Action (and, if in writing, furnish the other Parties with a copy of such communication), (iii) give each other reasonable advance notice of all meetings or teleconferences (excluding non-material teleconferences) with any Governmental Authority in connection with any such request, inquiry or Action and (iv) consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with (including providing reasonable opportunity for the other Parties to comment upon) any analysis, presentation, memorandum, brief or proposal to be made or submitted to any such Governmental Authority.

(d)

The Parties shall promptly furnish to one another all information required or requested to be included in any application, filing or submission to be made pursuant to the rules and regulations of any Governmental Authority in connection with the applications or other filings to be made under applicable Antitrust Laws. The Parties shall have the right to review in advance, and to the extent practicable each shall consult the other on, all the information relating to Parent, Buyer or the Company, as the case may be, and any of their respective Affiliates that appear in any application or filing made with, or written materials submitted to (in each case, including any amendments thereto), any Third Party or any Governmental Authority in connection with the Transactions or filings to be made under applicable Antitrust Laws (and any amendments thereto), and shall consider in good faith comments proposed by Buyer or the Company, as the case may be; provided, that with respect to any documents or materials required to be filed under applicable Antitrust Laws that contain information (i) that is commercially sensitive or (ii) the provision of which would infringe Antitrust Laws, such information may be provided solely to those individuals acting as outside legal counsel for the other Parties; provided, however, that such information may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns; provided further, that such counsel shall not disclose such information to such other Parties.

(e)

Each Party further agrees to cooperate with the others in order to resolve any investigation or other inquiry concerning the Transactions initiated by any Governmental Authority. Each Party shall promptly notify the others of any written notice or other communication received by such Party from any Governmental Authority in connection with the Transactions and, to the extent reasonably practicable, all discussions, telephone calls and meetings with a Governmental Authority regarding the Transactions shall include the Representatives of the Company, on the one hand, and Parent and Buyer, on the other hand.

(f)

In the event that any Action is commenced challenging the Transactions as violating any Antitrust Law, each Party shall cooperate with each other Party and use its respective reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order resulting therefrom, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(g)

Without limiting the foregoing, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to, promptly, and in any event prior to the End Date, take all actions necessary to (x) secure the approvals, expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the Required Approvals or under any other applicable Antitrust Laws and (y) resolve any objections asserted with respect to the Transactions under applicable Law raised by any Governmental Authority, in each case, to the extent necessary in order to prevent the entry of any Legal Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions; provided, that, notwithstanding anything in this Agreement to the contrary, in no event shall Parent or any of its Subsidiaries be obligated to, and the Company and its Subsidiaries shall not agree to (other than at the written request of Parent, in which case the Company and its Subsidiaries shall, provided the effectiveness of any such action is conditioned on the Closing), (i) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Acceptance Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of the Company and any of its Subsidiaries or Parent and any of its Subsidiaries (or to consent to any such sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company and any of its Subsidiaries or Parent and any of its Subsidiaries of any of their respective assets, licenses, operations, rights, product lines, businesses or interest therein), (ii) agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s, the Company’s or any of their respective Subsidiaries’ ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s and Buyer’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company or (iii) agree to other structural, behavioral or conduct relief with respect to the behavior of Parent, Buyer or the Company and any of their Subsidiaries (each of the actions described in the preceding clauses (i), (ii) and (iii), a “Remedy Action”), except that, (A) in the case of a Remedy Action under clause (i) of the definition thereof, to the extent necessary in order to avoid or lift a Legal Restraint sought by any Governmental Authority that would prevent the Closing, Parent will agree to do the following and no more than the following: Parent shall offer and continue to offer to agree to divest, hold separate, or otherwise dispose of one or more of its or its Subsidiaries’ properties or one or more of the Company’s or its Subsidiaries’ properties, up to but not exceeding, in the aggregate, 35 megawatts of IT Load capacity, and (B) in the case of a Remedy Action under clauses (ii) or (iii) of the definition thereof, Parent will undertake Remedy Actions that do not, individually or in the aggregate, have a material impact on the benefits that Parent reasonably expects to derive from the Transactions.

(h)

Notwithstanding the foregoing or anything in this Agreement to the contrary, Parent shall have principal responsibility for determining the timing and sequence of seeking the required authorizations, consents, Orders and approvals under the applicable Antitrust Laws and any other Laws and from any Governmental Authorities and strategy with respect to obtaining any such authorizations, consents, Orders and approvals; provided, that nothing in this Section 7.01(h) shall relieve Parent of the obligations set forth in Section 7.01(a), including Parent’s obligation to use its reasonable best efforts to consummate and make effective the Transactions as promptly as practicable.

(i)

Parent and Buyer, on the one hand, and the Company, on the other hand, agree to refrain from, and to cause each of their respective Affiliates to refrain from, acquiring or agreeing to acquire any assets or businesses that would reasonably be expected to (1) prevent, materially impede, or materially delay receipt of any authorizations, consents, Orders, or approvals of Governmental Authorities, or (2) prevent, materially delay, or materially impede the Closing.

Section 7.02 Certain Filings. The Parties shall cooperate with one another (a) in connection with the preparation of the Company Disclosure Documents, the Schedule TO, the Registration Statement, the Offer Documents, the Offer Prospectus and the NYSE listing application, (b) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are reasonably required to be obtained from parties to any Contracts, in connection with the consummation of the Transactions and (c) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents, the Schedule TO, the Registration Statement, the Offer Documents or the Offer Prospectus and seeking timely to obtain any such actions, consents, approvals or waivers. In furtherance and not in limitation of the foregoing, the Company shall direct its independent accountants to cooperate with Parent consistent with such independent accountants’ customary practice and obtain customary accountants’ “comfort letters” (including customary “negative assurances”) and customary consents to the inclusion of audit reports in connection with the filing of the Registration Statement and reasonable participation by the Company’s independent auditors in due diligence sessions conducted in connection with the provision of such comfort letters and consents.

Section 7.03 Further Assurances. If, at any time before or after the Acceptance Time, the Company or Buyer reasonably believes that any further instruments, deeds, bills of sale, assignments or assurances are reasonably necessary or desirable to consummate the Transactions or to carry out the purposes and intent of this Agreement, then, subject to the terms and conditions of this Agreement, the Company and Buyer shall, and Parent shall cause Buyer to, execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Transactions and to carry out the purposes and intent of this Agreement.

Section 7.04 Public Announcements. Parent and Buyer, on the one hand, and the Company, on the other hand, shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any press release, public announcement, public statement or other public disclosure with respect to this Agreement or the Transactions and shall not issue any such press release, public announcement, public statement or other public disclosure prior to such consultation without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by the rules and regulations of the NYSE (in which event Parent and Buyer, on the one hand, and the Company, on the other hand, shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to Parent and Buyer or the Company, as applicable, to review and comment upon such press release, public announcement, public statement or other public disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto); provided that, (a) each of the Company, on the one hand, and Parent and Buyer, on the other hand, may make press releases, public announcements, public statements or other public disclosures concerning this Agreement or the Transactions that consist solely of information previously disclosed in previous press release, public announcement, public statement or other public disclosure made by Parent, Buyer or the Company in compliance with this Section 7.04 and (b) each of the Company, on the one hand, and Parent and Buyer, on the other hand, may make any press release, public announcement, public statement or other public disclosure in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public announcements, public statements or other public disclosures made by Parent, Buyer or the Company in compliance with this Section 7.04. The Parties agree to issue the previously agreed upon form of joint press release announcing the execution of this Agreement promptly following the execution of this Agreement. The Parties agree that (i) the obligations of the Company under this Section 7.04 shall terminate only with respect to any matter reflecting the Company Recommendation at such time as the Company Board makes a Company Adverse Recommendation Change in connection with a Superior Proposal or Company Intervening Event and (ii) the obligations of Parent under Section 7.04 shall terminate only with respect to any matter reflecting the Parent Recommendation at such time as the Parent Board makes a Parent Adverse Recommendation Change in connection with a Parent Intervening Event.

Section 7.05 Notices of Certain Events.

(a)

The Company shall give prompt notice to Parent and Buyer of (i) any material written notice or other material communication received by it from any Governmental Authority related to the Transactions or any matter that is the subject of a representation or warranty of the Company set forth in Article 3 during the Pre-Closing Period, and (ii) any written notice received by it from any Third Party during the Pre-Closing Period alleging that the consent of such Third Party is or may be required in connection with this Agreement and the Transactions under any Material Contract or by any Governmental Authority; provided, that the delivery of notice pursuant to this Section 7.05(a) shall not limit or otherwise affect the remedies available hereunder to Parent and Buyer.

(b)

Each of the Company, on the one hand, and Parent and Buyer, on the other hand, shall give prompt notice to the other Party of (i) any Action commenced or, to such Party’s knowledge, threatened, against the Company or any of its Affiliates or Parent or any of its Affiliates, that purports to prevent, materially impede or materially delay the consummation of the Offer, the Legal Merger, the Legal Demerger, the Asset Sale, Compulsory Acquisition, the Liquidation, the Second Step Distribution or any of the other Transactions or that makes allegations that, if true, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse

Effect, as the case may be, and (ii) (A) in the case of the Company, the knowledge of the Company of any breach of or inaccuracy in its representations or warranties set forth in this Agreement or failure to perform its covenants or agreements set forth in this Agreement to the extent such inaccuracy, breach or failure to perform would reasonably be expected to give rise to, individually or in the aggregate, the failure of any Offer Condition set forth in paragraph (D) or paragraph (E) of ANNEX I or (B) in the case of Parent and Buyer, the knowledge of Parent or Buyer of any breach of, or inaccuracy in, the representations or warranties of Parent and Buyer set forth in this Agreement or failure to perform the covenants or agreements of Parent and Buyer set forth in this Agreement to the extent such inaccuracy, breach or failure to perform would reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of Buyer to perform its obligations under this Agreement or to consummate the Transactions; provided, that the delivery of any notice pursuant to this Section 7.05(b) shall not cure any breach of any representation, warranty, obligation, covenant or agreement contained in this Agreement or otherwise limit or affect any remedies available hereunder to the Party receiving such notice; provided, that other than in the event of a Willful Breach, the failure to comply with this Section 7.05(b) with respect to any breach or inaccuracy of representations or warranties shall not be taken into account in determining the satisfaction of the Offer Condition set forth in paragraph (E) of ANNEX I.

Section 7.06 Litigation. Except as otherwise set forth in Section 7.01, the Company shall control any Action brought against the Company or any of its Subsidiaries or their directors or officers relating in any way to this Agreement or the Transactions (“Transaction Litigation”); provided that the Company shall give Parent and Buyer the right to (i) review and comment in advance on all filings or responses to be made by the Company in connection with any Transaction Litigation (and any amendments thereto) and the Company shall consider in good faith any comments proposed by Parent or Buyer, (ii) fully participate in (at Parent’s and Buyer’s expense), but not control, the defense of such Transaction Litigation, (iii) consult on any settlement with respect to such Transaction Litigation and (iv) fully participate in (at Parent and Buyer’s expense) any negotiations or mediation with respect to any settlement with respect to such Transaction Litigation, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent and Buyer of any such Transaction Litigation brought or threatened in writing and shall keep Parent and Buyer reasonably informed on a current basis with respect to the status thereof. Regarding any creditor opposition procedure referred to in Section 5.09, the Company shall use its reasonable best efforts to cause each such procedure to be resolved or lifted as soon as possible following the initiation thereof.

Section 7.07 Financing Cooperation.

(a)

The Company shall, and shall cause its Subsidiaries to, reasonably cooperate in connection with the arrangement of (1) any Anticipated Financing and (2) any other public offering by Parent of its debt or equity securities (such financings the “Financing”). Such cooperation by the Company and its Subsidiaries shall include, at the reasonable request of Parent or Buyer, using their reasonable best efforts to:

(i) furnish (x) audited consolidated statements of financial position and related consolidated income statements and consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the three most recently completed fiscal years ended at least one-hundred-twenty (120) days prior to the anticipated date of such Financing and unaudited condensed consolidated interim statements of financial position and related condensed consolidated interim income statements and condensed consolidated interim statements of comprehensive income, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for any fiscal quarter (other than the fourth fiscal quarter) ended after the date of its most recent audited financial statements and at least sixty (60) days prior to the anticipated date of such Financing (and the corresponding periods of the prior fiscal year), (y) as promptly as reasonably practical, all financial data, audit reports and other financial information of the Company and its Subsidiaries of the type required by the SEC’s Form 20-F promulgated under the 1934 Act and other accounting rules and regulations of the SEC as may reasonably be requested of the type and form customarily included in registered public offerings or private placement memoranda pursuant to Rule 144A of the Securities Act and, in the case of private placement memoranda, subject to customary exceptions, and (z) all information with respect to the Company necessary for Parent and Buyer to prepare any pro forma financial statements required to be included in any such offering document (including (A) to the extent an audited consolidated statement of financial position and related consolidated income statements of the Company as of and for the annual periods presented by Parent in preparing any such pro forma financial statements are not available, furnishing to Parent an unaudited consolidated statement of financial position and related consolidated income statements of the Company as of and for such periods presented by Parent and (B) such financial information as Parent may reasonably request in order to permit Parent to complete any required reconciliation from IFRS to GAAP and any required reclassifications to conform to Parent’s financial statement presentation), it being understood that the preparation of pro forma financial statements and the pro forma adjustments to be presented shall be the responsibility of Parent and Buyer (the information referred to in clauses (x), (y) and (z), collectively, the “Financing Information”); provided, that such Financing Information shall be limited to the type of information that would be required in connection with a registered public offering, or in the case of an offering conducted under Rule 144A, customarily included in a private placement memorandum conducted under Rule 144A;

(ii) cause its independent registered public accounting firm to reasonably cooperate with any Financing Sources consistent with such independent registered public accounting firm’s customary practice and obtain customary accountants’ “comfort letters” (including customary “negative assurances”) with respect to the information provided pursuant to clause (i)(x) above and customary consents to the inclusion of audit reports in connection with the Financing and participation by the Company’s independent registered public accounting firm in due diligence sessions conducted in connection with the provision of such comfort letters and consents, and provide any necessary management representation letters to its independent registered public accounting firm in connection with the foregoing;

(iii) provide information (A) related to the Company and its Subsidiaries reasonably necessary to assist Parent or any of its Affiliates, and assist Parent and its Affiliates, in the preparation of one or more customary confidential information memoranda, offering memoranda or prospectuses and (B) reasonably necessary to assist Parent or any of its Affiliates in its preparation of customary material relating to the Company and its Subsidiaries for rating agency presentations or as otherwise reasonably requested by Parent or the Financing Sources in connection with the syndication or other marketing of the Financing (collectively the materials described in this clause (iii), the “Marketing Material”);

(iv) provide the reasonable use by Parent and its Affiliates of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Financing (subject to advance review of and consent of the Company with respect to such use); provided, that such logos are used solely in a manner that is reasonable and customary for such purposes and that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offerings or Owned Intellectual Property Rights;

(v) cause Senior Management and Representatives, with appropriate seniority and expertise, to participate in due diligence sessions, and otherwise cooperate with the Financing Sources’ documentary due diligence, to the extent customary and reasonable; provided that Senior Management shall not be required to attend any such meetings on more than three (3) days in the aggregate;

(vi) (vi) provide, at least three (3) Business Days prior to the Acceptance Time, all documentation and other information about the Company and its Subsidiaries as is required by applicable “know your customer” and anti-money laundering and anti-corruption rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested by any Financing Source at least ten (10) Business Days prior to the anticipated Acceptance Time;

(vii) cooperate with Parent’s and Buyer’s legal counsel in connection with any legal opinions that may be required to be delivered in connection with the Financing;

(viii) cooperate with Parent, Buyer and any Financing Sources to ensure that, to the extent practicable and appropriate, any syndication efforts in connection with the Financing benefit from the Company’s and its Subsidiaries’ existing financing relationships;

(ix) supplement the written or formally presented information (other than projections and other forward looking materials and information of a general economic or industry specific nature) provided by the Company or its Subsidiaries to the extent such information contains any material misstatement of fact or omits to state any material fact necessary to make such information, taken as a whole, not misleading in any material respect as soon as reasonably practicable after gaining knowledge thereof; and

(x) take any action or consummate any other transaction reasonably requested by Parent and Buyer, contingent upon the occurrence of the Closing, that facilitates an efficient debt financing and security structure following the implementation of the Transaction.

provided, that neither the Company nor any of its Subsidiaries nor any of their respective Affiliates or Representatives shall be required to take any of the following actions that is not contingent on the Closing: (A) pay any out-of-pocket fee or expense or incur any other material Liabilities for which the Company is not promptly reimbursed by Parent or Buyer, (B) pay any commitment or other fees, in each case, in connection with any Financing, (C) give any indemnities in connection with any Financing, (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, (E) provide (i) any information the disclosure of which is prohibited or restricted under applicable Law or subject to legal privilege, or, subject to compliance by the parties with the 1933 Act or the 1934 Act, that is confidential or proprietary to the providing party or (ii) any information with respect to which the Company or any of its Subsidiaries owes a duty of confidentiality to a Third Party (it being understood, in that case, that the Company shall, to the extent permitted by such duty of confidentiality, inform Parent that it is not providing certain information as a result of such a duty and shall use reasonable best efforts to obtain the consent of such third party to the Company’s and its Subsidiaries’ disclosure of such information to Parent, Buyer and its Financing Sources), (F) take any action that would conflict with or violate its organizational documents or any applicable Law or would conflict with or result in a violation or breach of, or default under, any material agreement to which the Company or any of its Subsidiaries is a party, (G) adopt any resolution prior to the Closing or (H) take any action that would be reasonably expected to cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability.

(b)

Parent and Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to this Section 7.07. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives, from and against any and all losses suffered or incurred by any of them in connection with any Financing and any information utilized in connection therewith (other than material misstatements or omissions in information provided by the Company or any of its Subsidiaries for use in any such Financing), except to the extent such losses were suffered or incurred as a result of the gross negligence or willful misconduct of the Company or any of its Subsidiaries.

(c)

The Company shall, and shall cause its Subsidiaries to, promptly deliver all notices, reasonably cooperate with Parent and take all other actions reasonably requested by Parent to facilitate the termination at, or, at the option of Parent, following, the Closing of all commitments in respect of all indebtedness of the Company and its Subsidiaries under the Revolving Facility Agreements, the repayment in full on, or, at the option of Parent, following, the Closing Date (or in the case of any letters of credit, cash collateralization, to the extent that Parent shall not have entered into an alternative arrangement with the issuing bank) of all obligations in respect of all such indebtedness under, and the release on, or, at the option of Parent, following, the Closing Date of any Liens securing all such indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company and its Subsidiaries shall use reasonable best efforts and shall reasonably cooperate with Parent to obtain and deliver to Parent at least two (2) Business Days prior to the Closing Date an executed conditional payoff letter with respect to all such indebtedness (collectively, the “Payoff Letter”), in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such indebtedness is owed, each of which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection with the documents for the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Closing, be released and terminated. The obligations of the Company pursuant to this Section 7.07(c) shall be subject to Parent providing all funds required to effect all such repayments and cash collateralization of (or alternative arrangement with respect to) letters of credit at or prior to the Closing.

(d)

At the request of Parent, the Company shall, and shall cause its Subsidiaries to, issue at the time requested by Parent (which time may be prior to the Closing Date) one or more notices to effect the optional redemption or prepayment of all of the outstanding indebtedness set forth in Section 7.07(d) of the Company Letter in accordance with the terms of the applicable documents on (or, at the option of Parent, following) the Closing Date; provided, that no such notice shall be required to be sent unless it can be conditioned on the occurrence of the Closing or can be revoked at no cost to the Company if the Closing does not occur. The obligations of the Company pursuant to this Section 7.07(d) shall be subject to Parent providing all funds required to effect all such redemptions or repayments at or prior to the Closing.

(e)	Parent and Buyer acknowledge and agree that the obtaining of any Anticipated Financing or Financing is not a condition to the Closing.

Section 7.08 Tax Matters.

(a)

Parent, Buyer and the Company and its Affiliates shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes, including making modifications to the transaction structure reasonably requested by Parent and Buyer, and, to the extent reasonably requested by Parent and Buyer, having any Subsidiary of the Company that holds Owned Real Property vest building rights, rights of superficies, other rights in rem or other rights on Owned Real Property for the benefit of any other Subsidiary of the Company that rents, uses or exploits such property, and, where appropriate, in seeking any advance tax rulings from or other appropriate arrangements with relevant Taxing Authorities.

(b)

Notwithstanding anything to the contrary in this Agreement, Buyer, in its sole discretion, (i) may choose to make an election under Section 338(g) of the Code (a “Section 338(g) Election”) with respect to the Company and any of its Subsidiaries that is classified as a corporation for U.S. federal income tax purposes, (ii) may choose to make an election to treat the Company and any of its Subsidiaries that is classified as a corporation for U.S. federal income tax purposes as a taxable REIT subsidiary within the meaning of Section 856(l) of the Code of Parent or of a Subsidiary of Parent that intends to be treated as a REIT (a “TRS Election”) and may cause any of the Company and such Subsidiaries to jointly make such election, (iii) may cause any of the Company and its Subsidiaries that is an “eligible entity” within the meaning of Treas. Reg. Section 301.7701-3(a) to elect to be treated as a partnership or disregarded entity, as applicable, for U.S. federal income tax purposes (collectively, the “Entity Classification Elections”), and (iv) may (if permitted under applicable law) cause any of the Company and its Subsidiaries that is not such an “eligible entity” to convert (including through a merger) into an “eligible entity” and to make an Entity Classification Election. The effective date of any such conversion, Entity Classification Election and TRS Election shall be determined by Parent and Buyer and, in the case of any such conversion or Entity Classification Election other than in respect of the Company, may be prior to the Closing Date (to the extent permitted by applicable Law). The Company and its Subsidiaries shall provide reasonable cooperation in connection with the making of any such conversions and elections, to the extent reasonably requested by Buyer, including passing a resolution or taking any other action to name Parent, Buyer or an officer or employee of either of them as an officer of the Company or any Subsidiary or other Person authorized to sign any such election on behalf of the Company or any Subsidiary.

Section 7.09 Certain Briefings. The Parties acknowledge that Parent intends to submit an informal briefing to the Dutch ministry of economic affairs shortly after the execution of this Agreement to, as a courtesy, inform such ministry about the Transactions in light of the expected amendment to the Dutch Telecommunications Act regarding the unwanted influence in telecommunication parties (parliamentary paper number: 35 153) (Wijziging van de Telecommunicatiewet met betrekking tot ongewenste zeggenschap in telecommunicatiepartijen), and the Parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and Parent shall provide to the Company in advance, such informal briefing, provided, that each Party may limit disclosure of commercially sensitive portions of such materials to the outside legal counsel and consultants of the other Parties. Parent shall timely inform the Company of any meetings with the Dutch ministry of economic affairs in connection with the informal briefing, and, at the request of the Company, a representative of the Company shall be entitled to attend such meetings.

Section 7.10 EU Prospectus. The Company shall reasonably cooperate with Parent and Buyer to assess the number of retail holders of Shares in the European Economic Area countries in order to allow Parent and Buyer, in their discretion, to determine whether an EU prospectus is required, and if so, in which jurisdictions it should be used. Buyer and Parent may, at their discretion, decide not to proceed with preparing or filing an EU Prospectus, and may not proceed with preparing or filing an EU Prospectus without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed). Should the Company provide such consent, the Company shall provide reasonable assistance to Buyer in connection with the preparation thereof and to the passporting thereof to all relevant European Economic Area jurisdictions. If the Parties decide to proceed with an EU Prospectus, the Parties shall negotiate in good faith to agree on revisions to the timing requirements set forth in Section 2.01 with respect to the commencement of the Offer. Further, if Buyer and Parent decide not to pursue or file an EU Prospectus or the Company does not consent to the Buyer and Parent preparing and filing an EU prospectus then Parent or Buyer may decide, in their sole discretion, to exclude retail shareholders in some or all European Economic Area jurisdictions from the Offer such that no EU Prospectus is required.

ARTICLE 8

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Acceptance Time:

(a)	by mutual written consent of the Company, Parent and Buyer;

(b)	by either the Company or Parent:

(i) if the Acceptance Time has not occurred on or before 11:59 p.m. (New York City time) on the first anniversary of the date of this Agreement (as such date may be extended pursuant to the terms of this Agreement or the mutual written consent of the Company, Parent and Buyer, the “End Date”); provided, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any Party seeking to terminate if such Party is in breach of, or has breached, any of its covenants, obligations or agreements under this Agreement prior to the Acceptance Time where such breach proximately caused the failure of the Acceptance Time to occur by the End Date; provided, further, that if all of the Offer Conditions shall have been satisfied or shall be then capable of being satisfied (other than the Offer Condition set forth in paragraph (B) of ANNEX I), the End Date shall automatically extend until the date that is ninety (90) days following the initial End Date; and provided, further, that if the Company has received written notice of a Financing Cooperation Breach from Parent or Buyer within sixty (60) days prior to the End Date, the End Date shall be extended until the date that is sixty (60) days following the receipt by the Company of such notice.

(ii) if the Offer Condition set forth in paragraph (C) of ANNEX I is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final, permanent and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall have complied in all material respects with its obligations under Section 7.01;

(iii) if the Offer shall have expired in accordance with its terms without all of the Offer Conditions having been satisfied and shall have not been extended by Buyer; provided, that the right to terminate this Agreement pursuant to thisSection 8.01(b)(iii) shall not be available to any Party whose breach of this Agreement proximately caused the Offer to expire without all of the Offer Conditions having been satisfied; provided further, that the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) shall not be available to Parent if Buyer does not extend the Offer in circumstances where Buyer is required to extend the Offer under this Agreement; or

(iv) if the Parent Stockholder Meeting and any adjournment or postponement thereof have been held and concluded and the Parent Stockholder Approval shall not have been obtained.

(c)	by Parent:

(i) if the Company breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in this Agreement (other than any covenant, obligation or agreement set forth in Section 2.04(e), clause (C) of the first paragraph of Section 5.01, or Section 7.07) which breach or failure to perform, individually or in the aggregate, (A) would result in any Offer Condition not being satisfied and (B) by its nature cannot be cured or has not been cured by the Company by the earlier of (1) the second (2nd) Business Day immediately prior to the End Date and (2) the date that is thirty (30) days after the Company’s receipt of written notice of such breach from Parent or Buyer; provided, that neither Parent nor Buyer is then in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements contained in this Agreement;

(ii) following a Company Adverse Recommendation Change;

(iii) if the EGM and Subsequent EGM, if any, have been held and been concluded and Post-Offer Reorganization Resolutions and the Governance Resolutions have not each been adopted; or

(iv) following a Financing Cooperation Breach that has not been cured by the Company by the date that is sixty (60) days after the Company’s receipt of written notice of such Financing Cooperation Breach from Parent or Buyer;

(d)	by the Company:

(i) until such time as the Post-Offer Reorganization Resolutions and the Governance Resolutions are adopted at the EGM or the Subsequent EGM, if any, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal subject to, and in accordance with, the terms and conditions of Section 5.03(e); provided that (A) prior to or substantially concurrently with such termination (and as a condition to such termination being effective) the Company pays the Company Termination Compensation under Section 8.03(b) and (B) the Company shall not have materially breached Section 5.03;

(ii) if Parent or Buyer breaches any of its respective representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in this Agreement, which breach or failure to perform (A) would result in any Offer Condition not being satisfied, and (B) by its nature cannot be cured or has not been cured by Parent or Buyer, as applicable, by the earlier of (1) the second (2nd) Business Day immediately prior to the End Date and (2) the date that is thirty (30) days after Parent’s and Buyer’s receipt of written notice of such breach from the Company; provided that the Company is not then in material breach of its representations or warranties or then materially failing to perform its covenants, obligations or agreements contained in this Agreement; or

(iii) following a Parent Adverse Recommendation Change.

Section 8.02 Effect of Termination. In the event of the valid termination of this Agreement as provided in this Article 8, notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made (other than in the case of termination pursuant to Section 8.01(a)), and this Agreement shall immediately become void and of no effect, without any Liability on the part of any Party (or its respective directors, officers, employees, shareholders, Representatives, agents or advisors); provided, that, subject in all respects to this Section 8.02, Section 8.03 and Section 9.12 (including, in each case, the limitations set forth therein), (a) the Confidentiality Agreement, the Clean Team Agreement, Section 5.02(b), Section 7.04, this Section 8.02, Section 8.03, Article 1 and Article 9 (in each case, subject to the limitations set forth therein) shall survive the valid termination hereof and (b) nothing herein shall relieve either Party of any Liability for damages resulting from such Party’s Willful Breach prior to such valid termination (including, with respect to the Company, damage to the Company’s shareholders resulting from the failure of the Closing to occur).

Section 8.03 Expenses; Termination Compensation.

(a)	Except as set forth in this Section 8.03, all Expenses shall be paid by the Party incurring such Expenses, whether or not the Transactions are consummated.

(b)	Company Termination Compensation. The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Company Termination Compensation:

(i) if this Agreement is validly terminated by the Company pursuant to Section 8.01(d)(i), in which case payment shall be made concurrently with such termination;

(ii) if this Agreement is validly terminated by Parent pursuant to Section 8.01(c)(ii), in which case payment shall be made within two (2) Business Days following such termination; or

(iii) if (A) an Alternative Acquisition Proposal shall have been publicly made prior to the Acceptance Time, (B) this Agreement is validly terminated (1) by the Company or Parent pursuant to Section 8.01(b)(i) (if by Parent, only if at such time Parent would not be prohibited from terminating this Agreement by the proviso set forth in Section 8.01(b)(i)), (2) by the Company or Parent pursuant to Section 8.01(b)(iii) (if by Parent, only if at such time Parent would not be prohibited from terminating this Agreement by either proviso in Section 8.01(b)(iii)) or (3) by Parent pursuant to Section 8.01(c)(i), Section 8.01(c)(iii) or Section 8.01(c)(iv) (to the extent the Financing Cooperation Breach is caused by a breach of clauses (i) and (ii) in the definition thereof) and (C) within twelve (12) months following the date of such termination, the Company enters into a definitive Contract with respect to any transaction specified in the definition of “Alternative Acquisition Proposal” or any such transaction is consummated, in each case, whether or not involving the same Alternative Acquisition Proposal or the Person making the Alternative Acquisition Proposal referred to in clause (A) in which case payment shall be made to Parent within two (2) Business Days following the earlier of the date on which such transaction is consummated or such a definitive Contract is executed. For purposes of the foregoing clause (C) only, references in the definition of the term “Alternative Acquisition Proposal” to the figure “twenty percent (20)%” shall be deemed to be replaced by “fifty percent (50)%”.

(c)

Parent Termination Compensation. Parent shall pay, or cause to be paid, to the Company by wire transfer of immediately available funds an amount equal to the Parent Termination Compensation if this Agreement is validly terminated by the Company pursuant to Section 8.01(d)(iii), in which case payment of the Parent Termination Compensation shall be made within two (2) Business Days following such termination.

(d)

Reimbursable Company Transaction Expenses. Parent shall pay, or cause to be paid, to the Company by wire transfer of immediately available funds an amount equal to the Reimbursable Company Transaction Expenses if this Agreement is validly terminated by the Company or Parent pursuant to Section 8.01(b)(iv), in which case payment of the Reimbursable Company Transaction Expenses shall be made within two (2) Business Days following such termination.

(e)

The Parties acknowledge that (A) the agreements contained in this Section 8.03 are an integral part of the Transactions and that, without these agreements, the Parties would not have entered into this Agreement and (B) that the relevant Termination Payment is to remedy and compensate the Company or Parent, as the case may be, on a fixed basis and, subject to Section 9.12, and except with respect to claims for Willful Breach, shall be the sole and exclusive remedy, for losses, damages, costs and expenses suffered or incurred in connection with the termination of this Agreement. If one Party to this Agreement (the “Termination Payor”) fails to pay when due any amount payable pursuant to Section 8.03(b), Section 8.03(c) or Section 8.03(d) (such payment, a “Termination Payment”), to the Party to whom such amounts are due and payable (the “Termination Payee”), the Termination Payor shall pay to the Termination Payee interest on the amount due at the rate equal to the prime lending rate prevailing during such period as published in The Wall Street Journal, Eastern Edition, calculated on a daily basis from the date such amount was required to be paid pursuant to the terms of this Agreement to the date of actual payment. In the event this Agreement is terminated and the Termination Payee is entitled to receive the Termination Payment, the Termination Payment shall, subject to Section 9.12 and except with respect to claims for Willful Breach, be the sole and exclusive remedy of Termination Payee and its Affiliates against the Termination Payor and its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the Transactions (for the avoidance of doubt, other than any rights and claims Termination Payee may have under the Tender and Support Agreement, to the extent provided therein, following the valid termination of this Agreement pursuant to Section 8.01(d)(i)). Upon such payment of the Termination Payment by the Termination Payor, neither the Termination Payor nor any of its former, current or future shareholders, directors, officers, Affiliates, agents or other Representatives shall have any further Liability relating to or arising out of this Agreement or the Transactions, except with respect to Willful Breach. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Termination Payor be required to pay the Termination Payment on more than one occasion.

(f)

Notwithstanding Section 2.12, the Termination Payment shall be exclusive of any VAT, if applicable. Buyer, Parent and the Company shall take the position that the Termination Payment is (i) not treated as a supply of goods or a supply of services under the Law governing VAT of any applicable European Union member state or (ii) otherwise exempt from VAT. Each Party shall act in a manner consistent with the foregoing (including filing Tax Returns consistent therewith) and shall contest any contrary position in a Tax audit or similar proceeding.

(g)	Notwithstanding anything in this Agreement to the contrary:

(i) If the Company is required to pay Parent the Company Termination Compensation, such Company Termination Compensation shall be paid into escrow on the date such payment is required to be paid by the Company pursuant to this Agreement by wire transfer of same day funds to an escrow account in accordance with this Section 8.03(g). In the event that the Company is obligated to pay Parent the Company Termination Compensation, the amount payable to Parent in any taxable year of Parent shall not exceed the lesser of (I) such Company Termination Compensation, and (II) the sum of (A) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant taxable year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and Parent has $9,500,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by Parent’s independent accountants, plus (B) in the event Parent receives either (x) a letter from Parent’s outside counsel indicating that Parent has received a ruling from the IRS as described below in this Section 8.03(g) or (y) a written legal opinion from Parent’s outside counsel as described below in this Section 8.03(g), an amount equal to the excess of such Company Termination Compensation, less the amount payable under subclause (A) above.

(ii) To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to such Company Termination Compensation with an escrow agent selected by the Company on such terms (subject to this Section 8.03(g)) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of such Company Termination Compensation pursuant to this Section 8.03(g) shall be made by wire transfer of same day funds at the time the Company is obligated to pay Parent such amount pursuant to Section 8.03(g). The escrow agreement shall provide that such Company Termination Compensation in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or combination of the following: (A) a letter from Parent’s independent accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Parent has $9,500,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to Parent, or (B) a letter from Parent’s counsel indicating that (x) Parent received a ruling from the IRS holding that the receipt by Parent of such Company Termination Compensation would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, or (y) Parent’s

outside counsel has rendered a written legal opinion to the effect that the receipt by Parent of such Company Termination Compensation should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release the remainder of such Company Termination Compensation to Parent. The Company agrees to amend this Section 8.03(g) at the reasonable request of Parent in order to (i) maximize the portion of such Company Termination Compensation that may be distributed to Parent hereunder without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, or (ii) reasonably assist Parent (at Parent’s expense) in obtaining a favorable ruling from the IRS or written legal opinion from its outside counsel, in each case, as described in this Section 8.03(g). Any amount of such Company Termination Compensation that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 8.03(g); provided, however, that at the of the second calendar year beginning after the date on which the Company’s obligation to pay the Company Termination Compensation arose (or earlier if directed by Parent), any remaining portion of the Company Termination Compensation (together with interest thereon) then being held by the escrow agent shall be disbursed to the Company and, in the event the Company Termination Compensation has not be then been paid in full, such unpaid portion shall never be due.

ARTICLE 9

MISCELLANEOUS

Section 9.01 Notices. All notices, consents, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via electronic mail, (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery) or (c) on the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent or Buyer, to:

Digital Realty Trust, Inc.

Four Embarcadero Center

Suite 3200

San Francisco, CA 94111

Attention: Greg Wright

  Joshua Mills

Email:      gwright@digitalrealty.com; jmills@digitalrealty.com

with copies, which shall not constitute notice, to:

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

Attention: Julian Kleindorfer

Charles K. Ruck

David M. Wheeler

Email:      julian.kleindorfer@lw.com; charles.ruck@lw.com;

david.wheeler@lw.com

and

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80

1082 MD Amsterdam

The Netherlands

Attention: Paul Cronheim

Email:       paul.cronheim@debrauw.com

if to the Company, to:

InterXion Holding N.V.

Scorpius 30, 2132 LR Hoofddorp

The Netherlands

Attention: David Ruberg

Email:      davidr@interxion.com

with copies, which shall not constitute notice, to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Attention: Jeffrey J. Rosen

William D. Regner

Sue Meng

Email:       jrosen@debevoise.com

wdregner@debevoise.com

smeng@debevoise.com

and

Greenberg Traurig, LLP

Leidseplein 29

1017 PS Amsterdam

The Netherlands

Attention: Bas Vletter

E-mail:      vletterb@gtlaw.com

Section 9.02 Non-Survival of Representations and Warranties; Survival of Certain Covenants and Agreements. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant to this Agreement shall not survive the Acceptance Time. This Section 9.02 shall not limit Section 8.02 or any covenant or agreement of the Parties that by its terms contemplates performance after the Acceptance Time or the termination of this Agreement. The terms of Article 1 and this Article 9, as well as the covenants and other agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Acceptance Time or termination of this Agreement, shall survive the Acceptance Time or termination of this Agreement, as applicable, in accordance with their terms.

Section 9.03 Amendments and Waivers.

(a)	Except as otherwise expressly provided for in paragraph (A) of ANNEX I, this Agreement may only be amended or supplemented at any time by additional written agreements signed by each of the Parties.

(b)

No provision of this Agreement may be waived or extended except by a written instrument signed by the Party against whom the waiver or extension is to be effective. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement in this Agreement, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.

Section 9.04 Rules of Construction. The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 9.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided, that without the consent of the Company, (a) Parent may assign, in its sole discretion, any or all of its or Buyer’s rights, interests and obligations under this Agreement to any one or more direct or indirect wholly owned Subsidiaries of Parent OP and (b) after the Acceptance Time, Parent may transfer or assign its rights and obligations under this Agreement to any Person; provided further, that, in each of clauses (a) and (b), such transfer or assignment shall not (i) adversely impact in any respect the Company or its shareholders or the rights of the Company under this Agreement or (ii) relieve Parent or Buyer of its respective obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.06 Governing Law. This Agreement, and any Action arising out of or relating to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to choice or conflict of law principles thereof; provided, that, notwithstanding the foregoing, any matters concerning or implicating the Company Board’s fiduciary duties or any of the transactions contemplated by Section 2.04, Section 2.05, Section 2.06, Section 2.07, Section 2.08 and Section 2.09 shall be governed by and construed in accordance with the applicable Laws of the Netherlands.

Section 9.07 Jurisdiction; Forum. Each Party (a) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (and in the absence of jurisdiction in the Court of Chancery of the State of Delaware, each Party hereto irrevocably and unconditionally submits to the personal jurisdiction of any federal court or other state court located in the State of Delaware) (the “Chosen Courts”), (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such Chosen Court, (c) agrees that any Actions arising in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Chosen Courts, (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (e) agrees that it shall not bring any Action relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions: (i) any claim that such Party is not personally subject to the jurisdiction of the Chosen Courts as described herein for any reason; (ii) that it or its property is exempt or immune from jurisdiction of any such Chosen Court or from any legal process commenced in such courts (whether through service of process, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such Chosen Courts.

Section 9.08 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09 Counterparts; Electronic Delivery; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any such counterpart, to the extent delivered by fax or .pdf, ..tif, .gif, .jpg or similar attachment to email (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party may raise the use of an Electronic Delivery to deliver a signature, or the fact any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defense to the formation of a Contract, and each Party hereby forever waives any such defense, except to the extent that such defense relates to lack of authenticity. This Agreement shall become effective when each Party shall have received a counterpart of this Agreement signed by each other Party. Until and unless each Party has received a counterpart of this Agreement signed by each other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.10 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Annexes and Exhibits hereto, the Company Letter, the Parent Letter, the Confidentiality Agreement and the Clean Team Agreement and the other documents delivered in connection with this Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions. This Agreement is not intended to, and shall not, confer upon any Person other than the Parties any rights or remedies; provided, that (a) the provisions of Section 6.01 are intended to be for the benefit of, and shall be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs and representatives and (b) the provisions of Section 2.04(a)(vi) and Section 2.05(e) are intended to be for the benefit of, and shall be enforceable by, the Company directors in office at the time of holding the EGM (or the Subsequent EGM, if any), and any Independent Director as referred to in Section 2.05 and all members of the Company Board resigning at the Acceptance Time.

Section 9.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic or legal substance of the Transactions is not affected in any material way. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.12 Specific Performance. The Parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, will occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 8.03 shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific performance and (c) the right of specific performance is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.12 shall not be required to provide any bond or other security in connection with any such Order or injunction.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

INTERXION HOLDING N.V. a Dutch public limited liability company

By:	/s/ David C. Ruberg
Name:David C. Ruberg
Title:Chief Executive Officer

DN 39J 7A B.V. a Dutch private limited liability company

/s/ Jeannie Lee
By:	Digital Realty Netherlands B.V.
its managing director

By:	Jeannie Lee
Title: managing director A

/s/ Ronald Rosenboom
By:	Digital Realty Netherlands B.V.
its managing director

By:	Ronald Rosenboom
Title: managing director B

Digital Realty Trust, Inc. a Maryland corporation

/s/ Andrew Power
Name: Andrew Power
Title: Chief Financial Officer